Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

Consolidated Financial Statements for the periods ended March 31, 2016 and 2015 and December 31, 2015

Ch$	=	Figures expressed in Chilean pesos.
MCh$	=	Figures expressed in millions of Chilean pesos.
US$	=	Figures expressed in US dollars.
ThUS$	=	Figures expressed in thousands of US dollars.
MUS$	=	Figures expressed in millions of US dollars.
COP$	=	Figures expressed in Colombian pesos.
MCOP$	=	Figures expressed in millions of Colombian pesos.
UF	=	Figures expressed in Unidades de Fomento (a Chilean inflationindexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index).

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended March 31, 2016 and 2015 and December 31, 2015

(Figures in millions of Chilean pesos - MCh$)

	Note	03.31.2016	12.31.2015
		MCh$	MCh$
ASSETS
Cash and due from banks	5	1,597,426	1,004,757
Transactions in the course of collection	5	238,366	176,501
Trading securities	6	521,151	323,899
Receivables from repurchase agreements and securities borrowing	7	34,820	24,674
Financial derivative instruments		983,762	1,008,915
Loans and advances to banks	8	255,513	451,829
Loans to customers	9	14,156,641	14,454,357
Financial assets available for sale	10	1,744,991	1,924,788
Financial assets held to maturity	10	166,395	170,191
Investments in other companies	11	14,241	14,648
Intangible assets	12	687,542	665,264
Property, plant and equipment	13	89,142	91,630
Current tax assets		23,859	4,447
Deferred tax assets		146,160	118,127
Other assets	14	404,550	462,604

TOTAL ASSETS		21,064,559	20,896,631

LIABILITIES
Current accounts and other demand deposits	15	4,259,871	4,431,619
Transactions in the course of payment	5	195,388	105,441
Payables from repurchase agreements and securities lending	7	758,618	260,631
Savings accounts and time deposits	15	8,280,674	8,495,603
Financial derivative instruments		815,049	731,114
Interbank loans	16	1,669,101	1,528,585
Debt instruments issued	17	3,181,811	3,227,554
Other financial liabilities	17	13,160	14,475
Current tax liabilities		—	—
Deferred tax liabilities		134,885	145,740
Provisions		116,985	227,086
Other liabilities	18	183,069	231,204

TOTAL LIABILITIES		19,608,611	19,399,052

EQUITY
Attributable to owners of the bank:
Capital	20	781,559	781,559
Reserves	20	515,618	515,618
Valuation accounts	20	(220,896)	(214,340)
Retained earnings:		71,622	100,885
Retained earnings from prior periods	20	97,689	—
Profit (loss) for the period	20	(26,067)	201,771
Less: Provision for minimum dividends			(100,886)

		1,147,903	1,183,722
Non-controlling interest	20	308,045	313,857

TOTAL EQUITY		1,455,948	1,497,579

TOTAL LIABILITIES AND EQUITY		21,064,559	20,896,631

The attached notes 1-32 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

For the periods ended March 31, 2016 and 2015

(Figures in millions of Chilean pesos - MCh$)

	Note	03.31.2016	03.31.2016
		MCh$	MCh$
Interest and indexation income	21	323,660	268,976
Interest and indexation expenses	21	(188,914)	(143,774)

Net interest and indexation income		134,746	125,202

Fee and commission income	22	40,243	47,786
Fee and commission expenses	22	(11,283)	(11,207)

Net fee and commission income		28,960	36,579

Net financial operating income (loss)	23	(45,441)	67,528
Net foreign exchange transactions	24	40,677	(17,793)
Other operating income		3,557	15,807

Total operating income		162,499	227,323

Credit risk provisions	25	(102,575)	(38,970)

OPERATING INCOME, NET OF CREDIT RISK PROVISIONS		59,924	188,353

Payroll and personnel expenses	26	(50,146)	(50,202)
Administrative expenses	27	(56,962)	(51,561)
Depreciation and amortization	28	(10,119)	(10,806)
Impairment	28	(17)	(11)
Other operating expenses		(7,505)	(7,248)

TOTAL OPERATING EXPENSES		(124,749)	(119,828)

NET OPERATING INCOME (LOSS)		(64,825)	68,525

Income attributable to investments in other companies	11	518	907

Profit (loss) before taxes		(64,307)	69,432
Income tax benefit (expense)		38,499	(22,239)

PROFIT (LOSS) FOR THE PERIOD		(25,808)	47,193

Attributable to:
Owners of the bank		(26,067)	39,689
Non-controlling interest	20	259	7,504

Earnings (loss) per share attributable to owners of the bank: (expressed in Chilean pesos)
Basic earnings (loss) per share	20	(0.077)	0.117
Diluted earnings (loss) per share	20	(0.077)	0.117

The attached notes 1-32 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME FOR THE PERIOD

For the periods ended March 31, 2016 and 2015

(Figures in millions of Chilean pesos - MCh$)

	Note	03.31.2016	03.31.2015
		MCh$	MCh$
PROFIT (LOSS) FOR THE PERIOD		(25,808)	47,193

OTHER COMPREHENSIVE INCOME (LOSS) THAT WILL BE RECLASSIFIED TO PROFIT IN SUBSEQUENT PERIODS

Financial assets available for sale		15,759	(1,795)

Loss from currency translation of Colombian investment and New York Branch		(12,780)	(42,363)
Loss from hedge of net investment in foreign operation		(2,054)	(937)
Loss from cash flow hedge		(522)	(14,829)

Other comprehensive income (loss) before taxes		403	(59,924)
Income taxes related to other comprehensive income (loss)		(5,849)	3,423

Total other comprehensive loss that will be reclassified to profit in subsequent periods		(5,446)	(56,501)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT IN SUBSEQUENT PERIODS		—	—

TOTAL OTHER COMPREHENSIVE LOSS		(5,446)	(56,501)

COMPREHENSIVE LOSS FOR THE PERIOD		(31,254)	(9,308)

Attributable to:
Owners of the bank		(32,623)	(16,419)
Non-controlling interest	20	1,369	7,111

The attached notes 1-32 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the periods ended March 31, 2016 and 2015 and December 31, 2015

(Figures in millions of Chilean pesos—MCh$—except for the number of shares)

				Valuation Accounts						Retained Earnings
	Number of Shares	Capital	Reserves	Financial Assets Available for Sale	Hedge of Net Investment in Foreign Operation	Cash Flow Hedge	Income Taxes Related to Other Compre- hensive Loss	Translation Adjustment	Subtotal Valuation Accounts	Retained Earnings from Prior Periods	Profit (Loss) for the Period	Provision for Minimum Dividends	Total Attributable to Owners of the Bank	Non- Controlling Interest	Total Equity
	In millions	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of January 1, 2015	340,358	781,559	515,618	(11,605)	(7,135)	958	6,222	(82,050)	(93,610)	126,730	226,260	(113,130)	1,443,427	324,313	1,767,740

Increase or decrease in capital and reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Profit distribution	—	—	—	—	—	—	—	—	—	113,130	(226,260)	113,130	—	—	—
Provision for minimum dividends	—	—	—	—	—	—	—	—	—	—	—	(19,845)	(19,845)	—	(19,845)
Comprehensive loss for the period	—	—	—	(992)	(937)	(15,014)	3,198	(42,363)	(56,108)	—	39,689	—	(16,419)	7,111	(9,308)
Movements generated by non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(15,824)	(15,824)

Equity as of March 31, 2015	340,358	781,559	515,618	(12,597)	(8,072)	(14,056)	9,420	(124,413)	(149,718)	239,860	39,689	(19,845)	1,407,163	315,600	1,722,763

Equity as of January 1, 2015	340,358	781,559	515,618	(11,605)	(7,135)	958	6,222	(82,050)	(93,610)	126,730	226,260	(113,130)	1,443,427	324,313	1,767,740

Increase or decrease in capital and reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	426	426
Profit distribution	—	—	—	—	—	—	—	—	—	(126,730)	(226,260)	113,130	(239,860)	—	(239,860)
Provision for minimum dividends	—	—	—	—	—	—	—	—	—	—	—	(100,886)	(100,886)	—	(100,886)
Comprehensive loss for the period	—	—	—	(43,720)	(8,876)	(4,046)	18,005	(82,093)	(120,730)	—	201,771	—	81,041	28,239	109,280
Movements generated by non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(39,121)	(39,121)

Equity as of December 31, 2015	340,358	781,559	515,618	(55,325)	(16,011)	(3,088)	24,227	(164,143)	(214,340)	—	201,771	(100,886)	1,183,722	313,857	1,497,579

Equity as of January 1, 2016	340,358	781,559	515,618	(55,325)	(16,011)	(3,088)	24,227	(164,143)	(214,340)	—	201,771	(100,886)	1,183,722	313,857	1,497,579

Increase or decrease in capital and reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	132	132
Profit distribution	—	—	—	—	—	—	—	—	—	97,689	(201,771)	100,886	(3,196)	—	(3,196)
Provision for minimum dividends	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Comprehensive loss for the period	—	—	—	18,276	(4,468)	(522)	(7,062)	(12,780)	(6,556)	—	(26,067)	—	(32,623)	1,369	(31,254)
Movements generated by non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,313)	(7,313)

Equity as of March 31, 2016	340,358	781,559	515,618	(37,049)	(20,479)	(3,610)	17,165	(176,923)	(220,896)	97,689	(26,067)	—	1,147,903	308,045	1,455,948

The attached notes 1-32 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ended March 31, 2016 and 2015

(Figures in millions of Chilean pesos - MCh$)

	Note	31-03-2016	31-03-2015
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) for the period before taxes		(64,307)	69,432

Charges (credits) to income that do not represent cash flows:
Depreciation and amortization	28	10,119	10,806
Credit risk provisions	25	106,412	43,652
Provisions and write-offs for assets received in lieu of payment		43	226
Provisions for contingencies		17	1,603
Adjustment to market value of investments and derivatives		60,258	(49,024)
Net interest and indexation income	21	(134,746)	(125,202)
Net fee and commission income	22	(28,960)	(36,579)
Net foreign exchange transactions	24	(40,677)	17,793
Changes in deferred tax assets and liabilities		(78,708)	(6,043)
Changes in foreign exchange rates of assets and liabilities		(83,459)	77,530
Other credits that do not represent cash flows		(14,637)	(16,154)

Subtotal		(268,645)	(11,960)

Loans to customers and banks		552,482	148,356
Receivables from repurchase agreements and securities borrowing		5,245	2,552
Trading securities		(217,113)	93,032
Financial assets available for sale		95,599	(134,429)
Financial assets held to maturity		3,796	(57,086)
Other assets and liabilities		17,396	81,562
Savings accounts and time deposits		(209,443)	73,763
Current accounts and other demand deposits		(172,007)	(91,831)
Payables from repurchase agreements and securities lending		497,987	(232,566)
Dividends received from investments in other companies	11	518	907
Foreign borrowings obtained		2,566,315	627,614
Repayment of foreign borrowings		(2,316,640)	(703,055)
Interest paid		(198,073)	(126,703)
Interest earned		265,219	278,410
Income taxes		38,499	(22,239)
Repayment of other borrowings		(1,315)	(923)

Net cash flows provided by (used in) operating activities		659,820	(74,596)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment and intangible assets		(44,541)	(11,825)
Sale of property, plant and equipment		3	558
Proceeds from sale of assets received in lieu of payment		183	993

Net cash flows used in investing activities		(44,355)	(10,274)

CASH FLOWS FROM FINANCING ACTIVITIES:
Debt instruments issued		9,385	48,766
Redemption of debt issued		(37,372)	(158,844)
Dividends paid	20	(104,082)	(113,130)

Net cash flows used in financing activities		(132,069)	(223,208)

Effect of changes in exchange rates		(7,477)	(222)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		475,919	(308,300)

Cash and cash equivalents at beginning of period		1,218,312	1,430,586
Cash and cash equivalents at end of period	5	1,694,231	1,122,286

Net increase (decrease) in cash and cash equivalents		475,919	(308,300)

The attached notes 1-32 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 1 -	GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information – CorpBanca and its Subsidiaries

CorpBanca is incorporated under the laws of the Republic of Chile and regulated by the Superintendency of Banks and Financial Institutions (SBIF). The Bank’s objective is to execute and enter into all acts, contracts, transactions or businesses permitted by the General Banking Law, notwithstanding its ability to broaden or restrict its sphere of action, without modifying its bylaws, based on legal provisions issued in the future. This basis ranges from individuals to large corporations.

Since 2004, CorpBanca has been regulated by the United States Securities and Exchange Commission (“SEC”) because it is listed on the New York Stock Exchange (“NYSE”) through an American Depositary Receipt (“ADR”) program.

Its legal domicile is Huérfanos 1072, Santiago, Chile and its website is www.corpbanca.cl.

i)	History

CorpBanca is the oldest private bank currently operating in Chile. It was founded as Banco de Concepción in 1871 by a group of residents of the city of Concepción led by Aníbal Pinto, who would later become President of Chile. In 1971, control of the Bank was transferred to the Chilean Development Corporation (Corporación de Fomento de la Producción or CORFO). That same year, it acquired Banco Francés and Banco Italiano in Chile, which enabled it to expand to Santiago. Between 1972 and 1975, the Bank acquired Banco de Chillán and Banco de Valdivia. In November 1975, CORFO sold its shares of the Bank to private investors, who took control of the Bank in 1976. In 1980, its name changed to Banco Concepción.

In 1983, Banco Concepción came under the control of the Chilean Superintendency of Banks, until 1986 when it was acquired by the National Mining Society (Sociedad Nacional de Minería or SONAMI). At this point, the Bank took a special interest in financing small and medium-sized mining interests, increasing its capital and selling part of its high-risk portfolio to the Chilean Central Bank.

In 1996, a group of investors led by Álvaro Saieh Bendeck acquired a majority interest in Banco Concepción. Following this change of ownership, the new controller took significant measures to improve risk management, enhance operating efficiency and expand operations. These measures included strict provisioning, cost reductions, technological enhancements and increases in productivity. As part of these efforts, the Bank changed its name to “CorpBanca” and assembled a team of directors and executives with broad experience in the Chilean financial services industry.

Since 1998, the Bank has considerably expanded its operations both through organic growth and by acquiring the consumer loan divisions of Corfinsa de Banco Sud Americano (presently Scotiabank

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Chile) and Financiera Condell S.A. In this context, it also began international expansion efforts in 2009 by opening a branch in New York, followed by a representation office in Madrid in 2011. It then acquired the Colombian banking subsidiary of Banco Santander España during the first half of 2012, which is now called Banco CorpBanca Colombia S.A.

In line with its growth and international expansion strategies, CorpBanca Colombia merged with Helm Bank S.A. on June 1, 2014, taking control of the bank and its subsidiaries. In addition to acquiring up to 100% of the shares of Helm Bank and its controlled subsidiaries, this transaction also involved the direct acquisition by CorpBanca (Chile) of an 80% interest in Helm Corredor de Seguros S.A. All of these entities operate in Colombia

ii)	CorpBanca Today

Founded in 1871, CorpBanca is the oldest private bank operating in Chile. The bank is headquartered in Chile, and it also has operations in Colombia and Panama. In addition, it has a branch in New York and a representation office in Madrid1. It has total consolidated assets of MCh$21,064,559 (MUS$31,577) and capital of MCh$1,455,948 (MUS$2,183). CorpBanca offers universal banking products targeted toward large and medium-sized companies and retail customers. Its outstanding performance over the last 20 years has made it Chile’s fourth largest private bank today.

In 2012, CorpBanca began a regional expansion process with the purchase of two banks in Colombia, Banco CorpBanca Colombia and Helm Bank, making it the first Chilean bank with foreign banking subsidiaries. In line with its regional strategy, in January 2014 CorpBanca announced that it had reached an agreement with Itaú Unibanco to combine the two companies’ banking businesses in Chile and Colombia. The merged bank in Chile would serve as a platform for both groups to expand into the region, excluding Brazil and Mexico. The merger between Itaú Chile and CorpBanca took place on April 1, 2016. For more information, see Note 3 Material Events and Note 32 Events After the Reporting Period.

As of February 29, 2016, according to the Chilean Superintendency of Banks and Financial Institutions, CorpBanca was the fourth largest private bank in Chile in terms of loans, with a market share of 7.1%.

As of January 31, 2016, according to the Colombian Financial Superintendency, CorpBanca Colombia was the sixth largest bank in Colombia in terms of assets, total loans and total deposits, as reported under local accounting and regulatory requirements. As of that date, it had market share in loans of 6.1%.

[1]	None of the markets where CorpBanca and its subsidiaries operate are considered to have a hyperinflationary economy.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

iii)	CorpBanca and Subsidiaries

CorpBanca and its subsidiaries (collectively referred to hereinafter as the “Bank” or “CorpBanca”) offer commercial and consumer banking services as well as other services, including factoring, collections, leasing, insurance and securities brokerage, mutual funds and asset management and related transactions in Chile and Colombia.

CorpBanca must prepare consolidated financial statements that include its subsidiaries and its foreign branch, as well as investments in banking support subsidiaries, among others. The Bank does business in the following domestic and foreign markets:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a)	Accounting Periods Covered

These consolidated financial statements cover the periods ended March 31, 2016 and 2015 and December 31, 2015.

b)	Basis of Preparation of the Consolidated Financial Statements

These consolidated financial statements have been prepared in accordance with the Compendium of Accounting Standards issued by the SBIF. The SBIF is the regulator that, in accordance with Article No. 15 of the General Banking Law, establishes that banks must use the accounting principles mandated by it and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to international accounting standards and international financial reporting standards (IFRS) as agreed upon by the International Accounting Standards Board (IASB). Should any discrepancies arise between these accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standards), the latter shall take precedence.

The notes to the consolidated financial statements contain information in addition to that presented in the Consolidated Statements of Financial Position, the Consolidated Statements of Income for the Period, the Consolidated Statements of Other Comprehensive Income for the Period, the Consolidated Statements of Changes in Equity and the Consolidated Statements of Cash Flows. These notes provide clear, relevant, reliable and comparable narrative descriptions and details on these statements.

In accordance with Chapter C-2 Interim Statements of Financial Position of the SBIF Compendium of Accounting Standards, the notes contained in these financial statements have been prepared in accordance with International Accounting Standard No. 34 Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).

IAS 34 establishes that interim financial reporting is prepared mainly with the intent to update the contents of the most recent annual consolidated financial statements, placing emphasis on the new activities, events and circumstances that have occurred during the three-month period following the most recent period end and not duplicating the information published previously in the most recent consolidated financial statements.

As a result, these financial statements do not include all of the information required in the complete consolidated financial statements prepared in accordance with international accounting and financial reporting standards issued by the IASB. Therefore, for a proper understanding of the information included in these financial statements, they should be read together with the annual consolidated financial statements of CorpBanca and subsidiaries for the immediately preceding period2.

[2]	Information available at www.corpbanca.cl, section “Our Bank”

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

c)	Consolidation Criteria

These consolidated financial statements include the preparation of the separate (individual) financial statements of the Bank and the diverse companies (New York Branch and controlled entities and subsidiaries) that are consolidated as of March 31, 2016 and 2015, and December 31, 2015, and include any adjustments and reclassifications necessary to standardize the accounting policies and valuation criteria applied by the Bank in accordance with the standards stipulated by the SBIF Compendium of Accounting Standards.

Intercompany balances and any unrealized income or expenses that arise from group intercompany transactions are eliminated in preparing the consolidated financial statements.

The same accounting policies, presentation and calculation methods applied in preparing the Group’s financial statements for the year ended December 31, 2015, were used in these consolidated interim financial statements, except for any possible amendments to the standards in letter j) below.

For consolidation purposes, the financial statements of the New York companies have been converted to Chilean pesos at the exchange rate of Ch$667.08 per US$1 as of March 31, 2016 (Ch$623.96 per US$1 as of March 31, 2015, and Ch$710.32 per US$1 as of December 31, 2015). The Colombian subsidiaries have used the exchange rate of Ch$0.2200 per COP$1 as of March 31, 2016, (Ch$0.2405 per COP$1 as of March 31, 2015 and Ch$0.2266 per COP$1 as of December 31, 2015) in accordance with International Accounting Standard 21, regarding the valuation of foreign investments in economically stable countries.

The assets, liabilities, operating income and expenses of subsidiaries net of consolidation adjustments represent 37.34%, 38.62%, 54.58% and 42.05% respectively, of the total assets, liabilities, income and expenses of consolidated operations as of March 31, 2016 (37.34%, 38.62%, 54.58% and 42.05% in December 2015 and 38.54%, 40.44%, 60.11% and 59.43% in March 2015).

d)	Controlled Entities

Regardless of the nature of its involvement in an entity (the investee), CorpBanca will determine whether it is a controller by assessing its control over the investee.

The Bank controls an investee when it has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.

Therefore, the Company controls an investee if and only if it has all of the following elements:

a)	Power over the investee, i.e. existing rights that give it the ability to direct the relevant activities of the investee (the activities that significantly affect the investee’s returns);

b)	Exposure, or rights, to variable returns from its involvement with the investee;

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

c)	The ability to use its power over the investee to affect the amount of the investor’s returns.

When the Bank has less than the majority of voting rights in an investee, but these voting rights are sufficient to give it the practical ability to unilaterally direct the investee’s relevant activities, the Bank is determined to have control. The Bank considers all relevant factors and circumstances in evaluating whether voting rights are sufficient to obtain control, including:

•	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of other vote holders;

•	potential voting rights held by the investor, other vote holders or other parties;

•	rights from other contractual agreements;

•	any additional facts and circumstances that indicate that the investor has, or does not have, the current ability to direct the relevant activities when decisions need to be made, including voting behavior patterns in prior shareholder meetings.

The Bank reevaluates whether or not it has control in an investee if the facts and circumstances indicate that there have been changes in one or more of the elements of control listed above.

The financial statements of controlled companies are consolidated with those of the Bank using the global integration method (line by line). Using this method, all balances and transactions between consolidated companies have been eliminated upon consolidation. The consolidated financial statements include all assets, liabilities, equity, income, expenses, and cash flows from the controller and its subsidiaries presented as if they were one sole economic entity. A controller prepares consolidated financial statements using uniform accounting policies for similar transactions and other events under equivalent circumstances.

CorpBanca also presents non-controlling interests in the Consolidated Statement of Financial Position, within the equity item “non-controlling interest”, separately from the equity of the bank’s owners. Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are equity transactions (i.e. transactions with the owners in their role as such).

An entity shall attribute profit for the period and each component of other comprehensive income to the owners of the parent company and the non-controlling interests.

The entity shall also attribute total comprehensive income to the owners of the parent company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The following table details the entities over which CorpBanca has the ability to exercise control and, therefore, the entities that it consolidates:

			Ownership Percentage
			As of March 31, 2016			As of December 31, 2015			As of March 31, 2015
	Country	Functional	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
		Currency	%	%	%	%	%	%	%	%	%
CorpBanca Corredores de Bolsa S.A.	Chile	Ch$	99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
CorpBanca Administradora General de Fondos S.A.	Chile	Ch$	99.996	0.004	100.000	99.996	0.004	100.000	99.996	0.004	100.000
CorpBanca Asesorías Financieras S.A. (3)	Chile	Ch$	99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
CorpBanca Corredores de Seguros S.A.	Chile	Ch$	99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
CorpLegal S.A. (3)	Chile	Ch$	99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
Recaudaciones y Cobranzas (3) (4)	Chile	Ch$	99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
SMU CORP S.A. (3)	Chile	Ch$	51.000	—	51.000	51.000	—	51.000	51.000	—	51.000
CorpBanca New York Branch (3)	U.S.	US$	100.000	—	100.000	100.000	—	100.000	100.000	—	100.000
CorpBanca Securities INC-NY (3)	U.S.	US$	100.000	—	100.000	100.000	—	100.000	100.000	—	100.000
Banco CorpBanca Colombia S.A. (5)	Colombia	COP$	66.279	—	66.279	66.279	—	66.279	66.279	—	66.279
Helm Corredor de Seguros (5)	Colombia	COP$	80.000	—	80.000	80.000	—	80.000	80.000	—	80.000
CorpBanca Investment Trust Colombia S.A. (5)	Colombia	COP$	5.499	62.634	68.133	5.499	62.634	68.133	5.499	62.634	68.133
Helm Comisionista de Bolsa S.A (5)	Colombia	COP$	2.219	62.944	65.163	2.219	62.944	65.163	2.219	62.944	65.163
Helm Fiduciaria S.A (5)	Colombia	COP$	—	62.944	62.944	—	62.944	62.944	—	62.944	62.944
Helm Bank Panamá S.A. (6)	Panama	US$	—	66.279	66.279	—	66.279	66.279	—	66.279	66.279
Helm Casa de Valores (Panama) S.A. (7)	Panama	US$	—	66.276	66.276	—	66.276	66.276	—	66.276	66.276

Associates and Banking Support Companies

Associates are entities over which the Bank has the capacity to exercise significant influence, but not control or joint control. Usually, this capacity manifests itself through an ownership interest equal to or greater than 20% of the entity’s voting rights and is valued using the equity method.

Other factors considered in determining whether there is significant influence over an entity include representation on the Board of Directors and the existence of material transactions.

Investments in Other Companies

Shares or rights in other companies are those in which the Bank does not have control or significant influence. These interests are recorded at purchase value (historical cost).

Asset Management, Trust Business and Other Related Businesses.

CorpBanca and its subsidiaries manage assets held in common investment funds and other investment products on behalf of investors and receive market-rate compensation for services provided. The resources managed belong to third parties and, therefore, are not included in the Statement of Financial Position.

[3]	Companies regulated by the Superintendency of Banks and Financial Institutions (SBIF). The remaining companies in Chile are regulated by the Superintendency of Securities and Insurance (SVS).
[4]	On February 25, 2015, CorpBanca acquired 73,609 shares of the company “Recaudaciones y Cobranzas S.A.”, and its subsidiary CorpBanca Asesorías Financieras S.A. acquired 1 share of the same company. As a result, the Bank came to hold, directly and indirectly, 100% of its share capital.
[5]	Companies regulated by the Colombian Financial Superintendency, which has a supervision agreement with the SBIF.
[6]	Company regulated by the Superintendency of Banks of Panama.
[7]	Company regulated by the Superintendency of the Securities Market of Panama.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

In accordance with IFRS 10 Consolidated Financial Statements, for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent8 or Principal. This evaluation must take into account the following elements:

•	Scope of its decision-making authority over the investee.

•	Rights held by other parties.

•	Remuneration it is entitled to in accordance with the remuneration agreement.

•	Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trust businesses or other entities related to this type of business. CorpBanca and its subsidiaries manage funds on behalf of and for the benefit of investors, acting solely as an Agent. The assets managed by CorpBanca Administradora General de Fondos S.A., CorpBanca Investment Trust Colombia S.A. and Helm Fiduciaria are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control these funds when they exercise their decision-making authority. Therefore, as of March 31, 2016 and 2015, and December 31, 2015, they act as agents and, therefore, no funds are consolidated.

e)	Non-Controlling Interest

This represents the portion of the profits and net assets not owned by the Bank, directly or indirectly. It is shown as a separate item in the Consolidated Statements of Income and Comprehensive Income and within equity in the Consolidated Statement of Financial Position, separately from equity attributable to the Bank’s owners.

Non-controlling interest that corresponds to equity, which includes profit or loss for the period and comprehensive income, of subsidiaries and controlled entities not directly or indirectly attributable to the controller.

f)	Use of Estimates and Judgment

In preparing these consolidated financial statements, the Company’s management has made certain estimates, judgments and assumptions that affect the application of accounting policies and reported balances of assets and liabilities, disclosures of contingent assets and liabilities as of period end, and reported values of income and expenses during the period. Real results could differ from these estimated amounts.

[8]	According to IFRS 10, an agent is a party primarily engaged to act on behalf of and for the benefit of another party or parties (the principal or principals) and, therefore, does not control the investee when it exercises decision-making authority.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Relevant estimates and assumptions are reviewed regularly by management in order to quantify certain assets, liabilities, income and expenses. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future period that is affected.

In certain cases, SBIF Standards and generally accepted accounting principles require assets and liabilities to be recorded and/or disclosed at fair value. Fair value is the amount at which an asset can be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. When market prices in active markets are available, they have been used as a valuation basis. When market prices in active markets are not available, the Bank estimates these values based on the best information available, including the use of models or other valuation techniques.

The Bank has established provisions to cover possible loan losses in accordance with SBIF regulations. In estimating provisions, these regulations require provisions to be regularly assessed, taking into consideration factors such as changes in the nature and size of the loan portfolio, forecasted portfolio trends, loan quality and economic conditions that may affect debtor payment capacity. Changes in loan loss allowances are presented as “Credit Risk Provisions” in the Consolidated Statement of Income.

Loans are charged off when management determines that the loan or a portion of the loan cannot be collected in accordance with SBIF regulations in Chapter B-2 “Impaired or Charged-Off Loans.” Credit risk provisions are reduced to record charge-offs.

In particular, information regarding more significant areas of estimates of uncertainties and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in the following notes:

•	Useful life of material and intangible assets (Notes 12, 13 and 28).

•	Valuation of goodwill (Notes 12 and 28).

•	Credit risk provisions (Notes 9 and 25).

•	Fair value of financial assets and liabilities (Notes 6, 7, 10 and 30).

•	Contingencies and commitments (Note 19).

•	Impairment losses for certain assets (Notes 8, 9, 10 and 28).

•	Current and deferred taxes.

•	Consolidation perimeter and evaluation of control (Note 1, letter c)).

During the three-month period ended March 31, 2016, there have been no significant changes in the estimates made as of year end 2015 that differ from those included in these consolidated financial statements.

g)	Relative Importance

In determining disclosures about different financial statement items and other matters, in accordance with IAS 34 Interim Financial Reporting, the Bank has considered the relative importance of these items with respect to the financial statements for the period.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

h)	Seasonal or Cyclical Nature of Interim Transactions:

The activities carried out by the Bank and its subsidiaries are not seasonal or cyclical in nature. As a result, no specific disclosures have been included in the notes to the consolidated financial statements for the period ended March 31, 2016.

i)	Uniformity

The accounting policies used in preparing these financial statements are consistent with the audited annual financial statements as of December 31, 2015, except for the adoption of any amended standards (see letter j) below).

j)	New Accounting Pronouncements

•	SBIF Rulings

Between January 1, 2016, and the date of issuance of these consolidated financial statements, the following new accounting or related pronouncements have been issued by the SBIF:

Ruling No. 3573 of December 30, 2014. Establishes standard method for residential mortgage loans to be applied beginning in 2016. The SBIF published changes to standards regarding credit risk provisions contained in Chapter B-1 of the SBIF Compendium of Accounting Standards. With these changes, the SBIF aims to ensure that provisions established by banks appropriately reflect the credit risk in their loan portfolios and to provide guidelines that promote best practices in risk evaluation and management.

Currently, banks calculate provisions on “group portfolios” using their own methodologies (internal models). The SBIF has determined that these models have not always prospectively identified portfolio impairment. Therefore, in some cases, provisions may be insufficient and reactionary. As a result, the SBIF has deemed it necessary to create standards for each type of portfolio to be used as a minimum benchmark in designing provisioning methodologies. However, banks are responsible for establishing their own methodologies for calculating provisions. The SBIF may allow provisioning based on the outcomes of internal models when they have been duly approved as part of an entity’s normal review process.

The regulatory enhancements being introduced at this time involve the following matters:

•	Standard Method for Provisions for Mortgage Loans.

•	Treatment of Guarantees.

•	Substitution of Issuer for Debtor in Factoring Transactions.

•	Other specifications for greater clarity on the scope of the regulations.

The SBIF has set an effective date for this standard of January 1, 2016, in order to provide sufficient time for implementation.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period. (See Note 2 Accounting Changes)

Bank Ruling No. 3583 of May 25, 2015. Monthly statements of financial position for SBIF.

The accounting information sent monthly to the SBIF includes higher education loans regulated by Law 20,027 as one item within commercial loans and all other student loans within consumer loans, without differentiating them from other loans. In order to apply the same treatment to all loans granted to finance higher education, the SBIF issued Ruling 3,583 on May 25, 2015, and modified the corresponding texts in Chapter C-3 of the Compendium of Accounting Standards, requiring all student loans to be reported within Commercial Loans. The amendments in this ruling take effect for information as of January 1, 2016.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period. (See Note 2 Accounting Changes)

Bank Ruling No. 3,604 of March 29, 2016. Modifies the credit-equivalent percentage for unrestricted lines of credit.

The SBIF analyzed standards regarding credit risk provisions and concluded that the credit equivalent for unrestricted lines of credit for debtors with no loan defaults can be set at 35% of the amount available. To reflect this change, it modified Chapter B-3 of the Compendium of Accounting Standards, substituting the figure “35%” for “50%” in No. 3 letter e) Unrestricted lines of credit, Exposure.

This amendment will take effect in May 2016.

Management is still in the process of evaluating the potential impact of this pronouncement.

•	Accounting Standards Introduced by the International Accounting Standards Board (IASB)

a)	The following new standards and interpretations have been adopted in these consolidated financial statements.

New IFRS	Mandatory Effective Date
IFRS 14 Regulatory Deferral Accounts	Annual periods beginning on or after January 1, 2016

IFRS 14 Regulatory Deferral Accounts

On January 30, 2014, the IASB issued IFRS 14 Regulatory Deferral Accounts. This standard is applicable to first-time adopters of IFRS and for entities which are involved in rate-regulated activities and recognized regulatory deferral account balances under its previous generally accepted accounting principles. This standard requires separate presentation of regulatory deferral account balances in the statement of financial position and statement of comprehensive income. The effective date for adopting IFRS 14 is January 1, 2016.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period.

Amendments to IFRS	Mandatory Effective Date
Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)	Annual periods beginning on or after January 1, 2016

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38)	Annual periods beginning on or after January 1, 2016

Agriculture: Bearer Plants (Amendments to IAS 16 and IAS 41)	Annual periods beginning on or after January 1, 2016

Equity Method in Separate Financial Statements (Amendments to IAS 27)	Annual periods beginning on or after January 1, 2016

Disclosure Initiative (Amendments to IAS 1)	Annual periods beginning on or after January 1, 2016

Annual Improvements Cycle 2012-2014 - Amendments to Four IFRS.	Annual periods beginning on or after January 1, 2016

Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)

On May 6, 2014, the IASB issued Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). These amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business.

It amends IFRS 11 Joint Arrangements to require an acquirer of an interest in a joint operation in which the activity constitutes a business (as defined in IFRS 3 Business Combinations) to:

•	Apply all of the business combinations accounting principles in IFRS 3 and other IFRS, except for those principles that conflict with the guidance in IFRS 11;

•	Disclose the information required by IFRS 3 and other IFRS for business combinations.

The amendments are effective for annual periods beginning on or after January 1, 2016. Earlier application is permitted but corresponding disclosures are required. The amendments apply prospectively.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period.

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38)

On May 12, 2014, the IASB published Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38). The amendments provide additional guidance on how the depreciation or amortization of property, plant and equipment and intangible assets should be calculated. They are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period.

Agriculture: Bearer Plants (Amendments to IAS 16 and IAS 41)

On June 30, 2014, the IASB published Agriculture: Bearer Plants (Amendments to IAS 16 and IAS 41). The amendments bring bearer plants, which are used solely to grow produce, into the scope of IAS 16 so that they are accounted for in the same way as property, plant and equipment. The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

It amends IAS 16 Property, Plant and Equipment and IAS 41 Agriculture to:

•	Include ‘bearer plants’ within the scope of IAS 16 rather than IAS 41, allowing such assets to be accounted for a property, plant and equipment and measured after initial recognition on a cost or revaluation basis in accordance with IAS 16;

•	Introduce a definition of ‘bearer plants’ as a living plant that is used in the production or supply of agricultural produce, is expected to bear produce for more than one period and has a remote likelihood of being sold as agricultural produce, except for incidental scrap sales;

•	Clarify that produce growing on bearer plants remains within the scope of IAS 41.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period.

Equity Method in Separate Financial Statements (Amendments to IAS 27)

On August 12, 2014, the IASB published Equity Method in Separate Financial Statements (Amendments to IAS 27). The amendments restore the option to use the equity method of accounting in separate financial statements for investments in subsidiaries, joint ventures and associates.

The amendments allow the entity to account for investments in subsidiaries, joint ventures and associates in their separate financial statements:

•	at cost,

•	in accordance with IFRS 9 Financial Instruments: (or IAS 39 Financial Instruments: Recognition and Measurement of entities that have not yet adopted IFRS 9), or

•	using the equity method as described in IAS 28 Investments in Associates and Joint Ventures.

The accounting option must be applied by investment category.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

In addition to the modifications to IAS 27, modifications were made to IAS 28 to avoid a possible conflict with IFRS 10 Consolidated Financial Statements and IFRS 1 First-time Adoption of International Financial Reporting Standards.

The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is allowed. The amendments must be applied retroactively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period.

Disclosure Initiative (Amendments to IAS 1)

On December 18, 2014, the IASB added an initiative on disclosure to its work program in 2013 to complement the work done in the Conceptual Framework project. The initiative is made up of a number of smaller projects that aim at exploring opportunities to see how presentation and disclosure principles and requirements in existing standards can be improved.

These amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period.

Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28).

On December 18, 2014, the IASB published Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 28 Investments in Associates and Joint Ventures (2011) to address issues that have arisen in the context of applying the consolidation exception for investment entities.

These amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Annual Improvements Cycle 2012 - 2014

Standard	Topic	Amendments
IFRS 5 Non-current Assets Held for Sale and Discontinued Operations	Changes in methods of disposal.	Adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution to owners or vice versa and cases in which held-for-distribution accounting is discontinued. The amendments are effective for annual periods beginning on or after January 1, 2016, and early adoption is permitted.

IFRS 7 Financial Instruments: Disclosures: (with consequential amendments to IFRS 1)	Servicing contracts

Adds additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required.

Applicability of the amendments to IFRS 7 to condensed interim financial statements.

Clarifies the applicability of the amendments to IFRS 7 on offsetting disclosures to condensed interim financial statements. The amendments are effective for annual periods beginning on or after January 1, 2016, and early adoption is permitted.

IAS 19 Employee Benefits	Discount rate	Clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid (thus, the depth of the market for high quality corporate bonds should be assessed at currency level). The amendments are effective for annual periods beginning on or after January 1, 2016, and early adoption is permitted.

IAS 34 Interim Financial Reporting	Disclosure of information ‘elsewhere in the interim financial report’	Clarifies the meaning of ‘elsewhere in the interim report’ and requires a cross-reference. The amendments are effective for annual periods beginning on or after January 1, 2016, and early adoption is permitted.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period.

b)	New and Revised IFRS Issued but not yet Effective:

New IFRS	Mandatory Effective Date
IFRS 9 Financial Instruments	Annual periods beginning on or after January 1, 2018

IFRS 15 Revenue from Contracts with Customers	Annual periods beginning on or after January 1, 2018

IFRS 16 Leases	Annual periods beginning on or after January 1, 2019

Amendment to IFRS	Mandatory Effective Date
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)	Effective date deferred indefinitely.

Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)	Annual periods beginning on or after January 1, 2017

Disclosure Initiative (Amendments to IAS 7)	Annual periods beginning on or after January 1, 2017

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments. On November 12, 2009, the International Accounting Standards Board (IASB) issued IFRS 9 Financial Instruments. This standard introduces new requirements for classifying and measuring financial assets. It is effective for annual periods beginning on or after January 1, 2013, allowing early adoption. IFRS 9 specifies how an entity should classify and measure its financial assets. This standard requires that all financial assets be classified on the basis of an entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are either measured at amortized cost or at fair value. Only those financial assets measured at amortized cost are tested for impairment. On October 28, 2010, the IASB published a revised version of IFRS 9 Financial Instruments.

This revised standard retains the requirements for classifying and measuring financial assets that were published in November 2009, but adds guidance on classifying and measuring financial liabilities. As part of the restructuring of IFRS 9, the IASB has also copied the guidance on derecognition of financial instruments and related implementation guidance from IAS 39 to IFRS 9. This new guidance concludes the first phase of the IASB’s project to replace IAS 39. The other phases (impairment and hedge accounting) have not yet been finalized.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The guidance included in IFRS 9 regarding the classification and measurement of financial assets has not changed from that in IAS 39. In other words, financial liabilities will continue to be measured at either amortized cost or fair value through profit and loss. The concept of bifurcating derivatives incorporated in a contract for a financial asset has also not changed. Financial liabilities held for trading will continue to be measured at fair value through profit and loss and all other financial assets will be measured at amortized cost unless the fair value option is applied using the criteria currently existing in IAS 39.

Nevertheless, there are two differences with respect to IAS 39:

•	The presentation of the effects of changes in the fair value attributable to the credit risk of a liability; and

•	The elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity instruments.

On December 16, 2011, the IASB issued Mandatory Effective Date and Transition Disclosures (Amendments to IFRS 9), deferring the effective date of the 2009 and 2010 versions to annual periods beginning on or after January 1, 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods that began on or after 2013. The amendments change the requirements for the transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. Furthermore, the amendments also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period in which the effective date of IFRS 9 is included.

IFRS 9 Financial Instruments (Hedge Accounting and Amendments to IFRS 9, IFRS 7 and IAS 32). On November 19, 2013, the IASB issued this amendment, which includes a new general model for hedge accounting. This new model is more closely aligned with risk management activities, resulting in more useful information for financial statement users. It also changes the requirements for applying the fair value option for financial liabilities in order to address own credit risk. The improvement establishes that the effects of changes in a liability’s credit risk should not affect profit or loss for the period unless the liability is held for trading; this amendment may be adopted early without applying the other provisions of IFRS 9. It also makes the effective date conditional upon the completion of the IFRS 9 project but allows early adoption.

IFRS 9 Financial Instruments. On July 24, 2014, the IASB issued the final version of IFRS 9, which contains the accounting requirements for financial instruments and supersedes IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas:

Classification and Measurement: Financial assets are classified on the basis of the business model in which they are held and contractual cash flow characteristics. The 2014 version of IFRS 9 introduces a measurement category known as “fair value through other comprehensive income” for certain debt instruments. Financial liabilities are classified similarly to IAS 39 Financial Instruments: Recognition and Measurement, but there are differences in the requirements applicable to the measurement of an entity’s own credit risk.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Impairment: The 2014 version of IFRS 9 introduces an “expected credit losses” model for measuring financial asset impairment. Therefore, a credit loss event does not need to occur before credit losses can be recognized.

Hedge Accounting: It introduces a new model that is designed to align hedge accounting more closely with risk management activities when they hedge exposure to financial and non-financial risk.

Derecognition: The requirements for derecognizing financial assets and liabilities are the same as the existing requirements in IAS 39 Financial Instruments: Recognition and Measurement.

IFRS 9 is effective for all annual periods beginning on or after January 1, 2018. Early adoption is allowed.

In accordance with SBIF instructions in section 12 of Chapter A-2 Limits or Specifications on the Use of General Criteria of the Compendium of Accounting Standards, this standard cannot be adopted early and, moreover, must not be applied until the SBIF makes use mandatory for all banks.

IFRS 15 Revenue from Contracts with Customers

On May 28, 2014, the IASB has published its new standard, IFRS 15 Revenue from Contracts with Customers. At the same time, the Financial Accounting Standards Board (FASB) has published its equivalent revenue standard, ASU 2014-09.

The new standard provides a single, principles based five-step model to be applied to all contracts with customers: i) Identify the contract with the customer, ii) identify the performance obligations in the contract, iii) determine the transaction price, iv) allocate the transaction price to the performance obligations in the contracts, v) recognize revenue when (or as) the entity fulfills a performance obligation.

IFRS 15 must be applied in an entity’s first annual IFRS financial statements for periods beginning on or after January 1, 2017. Application of the standard is mandatory and early adoption is allowed. An entity that chooses to apply IFRS 15 earlier than January 1, 2016 must disclose this fact.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

IFRS 16 Leases

On January 13, 2016, the IASB published a new standard, IFRS 16 Leases. The new standard will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 Revenue from Contracts with Customers has also been applied.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

On September 11, 2014, the IASB published Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28). The amendments address the conflict between the requirements of IAS 28 Investments in Associates and Joint Ventures and IFRS 10 Consolidated Financial Statements and clarify the accounting for the sale or contribution of assets by an investor to its associate or joint venture, as follows:

•	they require full recognition in the investor’s financial statements of gains and losses arising from the sale or contribution of assets that constitute a business (based on the definition in IFRS 3 Business Combinations),

•	they require the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognized only to the extent of the unrelated investors’ interests in that associate or joint venture.

On December 17, 2015, the IASB published the final amendments to Sale or Contribution of Assets between an Investor and its Associate or Joint Venture. The amendments defer the effective date until the research project on equity accounting has concluded.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period.

Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)

On January 19, 2016, the IASB published final amendments to IAS 12 Income Taxes.

The amendments clarify the following aspects:

•	Unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use.

•	The carrying amount of an asset does not limit the estimation of probable future taxable profits.

•	Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

•	An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

The amendments are effective for annual periods beginning on or after January 1, 2017. Early adoption is allowed.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

Disclosure Initiative (Amendments to IAS 7)

The amendments are part of the IASB’s disclosure initiative project and introduce additional requirements intended to address investors’ concerns that financial statements currently do not provide an understanding of an entity’s cash flows; particularly regarding the management of financing activities. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. Although no specific format is required to comply with the new requirements, the amendments include illustrative examples to show how an entity can fulfill the objective of these amendments.

The amendments are effective for annual periods beginning on or after January 1, 2017. Early adoption is allowed.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 2 -	ACCOUNTING CHANGES

i. SBIF Ruling No. 3,583 issued May 25, 2015, takes effect on January 1, 2016. This ruling calls for the same treatment to be given to all loans granted to finance higher education by presenting all student loans within commercial loans. As of January 31, 2016, applying the new standard involved reclassifying loans from the consumer portfolio to the commercial portfolio, detailed as follows:

01.31.2016
MCh$
Commercial loans	4,487
Consumer loans	(4,487)

ii. Ruling No. 3573 on the Compendium of Accounting Standards takes effect on January 1, 2016. Chapters B-1, B-2 and E issued by the SBIF on December 30, 2014, took effect on January 1, 2016. This ruling establishes the standard (minimum) method for establishing provisions on residential mortgage loans, and also complements and specifies instructions on provisions and loans in the impaired portfolio.

As of January 30, 2016, applying the new provisioning standard involved a gross charge to profit or loss for the period of MCh$4,194.

NOTE 3 -	MATERIAL EVENTS

As of March 31, 2016, the following material events affecting the operations of the Bank and its subsidiaries or the consolidated financial statements have occurred:

CORPBANCA

1.	General Shareholders’ Meeting

In a general shareholders’ meeting held March 11, 2016, shareholders agreed to the following, among other matters:

i.- Electing the following individuals to the Board of Directors:

Directors

•	Jorge Andrés Saieh Guzmán

•	Fernando Aguad Dagach

•	Jorge Selume Zaror

•	Francisco Mobarec Asfura

•	Anita Holuigue Barros

•	Julio Barriga Silva

•	Gustavo Arriagada Morales (independent)

•	Hugo Verdegaal (independent)

•	José Luis Mardones Santander (independent)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Alternate Directors

•	María Catalina Saieh Guzmán

•	Alvaro Barriga Oliva

ii.- Dividend distributions

To distribute a dividend of MCh$104,082, equivalent to Ch$0.34580171 per share.

2.	Board Meeting

•	At a board meeting on March 11, 2016, the Board of Directors agreed the following:

•	To designate Jorge Andrés Saieh Guzmán as chairman of the Board. Fernando Aguad Dagach as first vice chairman and Jorge Selume Zaror as second vice chairman.

•	To report that Fernado Massú Taré will resign from the position of Chief Executive Officer of CorpBanca, effective March 28, 2016.

•	At an extraordinary board meeting on March 23, 2016, the Board agreed the following:

•	Having verified the conditions precedent for the merger between CorpBanca and Banco Itaú Chile approved at the extraordinary shareholders’ meetings on June 26, 2015 and June 30, 2015, respectively, and in compliance with SBIF Ruling No. 409 dated September 4, 2015, to set April 1, 2016, as the date for the merger to take place. (For more information, see Note 32 Events After the Reporting Period).

•	As a result, beginning April 1, 2016, the merger would take effect and CorpBanca would absorb Banco Itaú Chile, which would then be dissolved. CorpBanca would be the successor company, assuming the rights and obligations and incorporating all shareholders and equity of the absorbed bank.

•	The amended bylaws of the merged bank, approved at the meeting where the merger was approved, will take effect starting April 1, 2016. From that date, among other modifications, the Bank’s legal name will be “ITAÚ CORPBANCA”, and it may indistinctly do business as “BANCO ITAÚ” and “ITAÚ” for commercial and advertising purposes. The number of directors will increase from 9 to 11 standing members and the number of alternates will remain at 2. The new text of the bylaws of the merged bank approved by shareholders will also take effect, fully replacing the prior text.

•	The merged bank will be controlled by Itaú Unibanco Holding S.A.

•	The shareholders of the merged bank will receive 80,240.28252 shares of ITAU CORPBANCA in exchange for each share of the absorbed bank held, according to the Shareholder Registry, as of midnight on March 31, 2016.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

•	The shares of the merged bank will be physically exchanged on April 1, 2016; a notice to this effect will be published on March 29, 2016, in the newspapers Diario Financiero and Diario Pulso.

•	Milton Maluhy Filho will be appointed Chief Executive Officer of the merged bank as of April 1, 2016.

•	Lastly, Cristian Canales Palacios will be appointed Interim Chief Executive Officer of the Bank for the period from March 28 to March 31, 2016, inclusive.

3.	Itaú – CorpBanca Merger Process

The time line of the Itaú Corpbanca merger process is as follows:

a.	2013

i.- On November 29, the Bank informed as a material event that it was analyzing a possible transaction with assistance from international investment banks that involved a business combination between the Bank and operators of domestic or foreign banks. It also reported that the possible transaction was under study and that third parties had expressed non-binding preliminary interest and as of that date no counterparty for the transaction nor the structure of the transaction had been defined. At that time, no agreement had been signed with a third party (other than non-disclosure agreements).

ii.- On December 12, CorpBanca indicated that it had received offers for consolidating its business in Chile and abroad with prestigious banking representatives and was analyzing the offers with assistance from international investment banks in order to eventually define a counterparty and transaction structure. Should one of these be implemented, the Saieh group would maintain an important ownership interest and involvement in management. It also reported that at that time no agreement had been signed with third parties (except non-disclosure agreements).

iii.- On December 19, CorpBanca confirmed that it was still analyzing the offers with assistance from international investment banks in order to eventually define a counterparty and the transaction structure. CorpBanca also confirmed that no agreement had been signed with third parties, whether preliminary or final (except non-disclosure agreements).

b.	2014

i.- On January 29, 2014, a “Transaction Agreement” was signed by CorpBanca, Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada (these last two together “CorpGroup”), Itaú-Unibanco Holding, S.A. (“Itaú-Unibanco”) and Banco Itaú Chile, by virtue of which these parties agreed to a strategic partnership of their operations in Chile and Colombia, subject to prior authorization from the corresponding regulators and the shareholders of CorpBanca and Banco Itaú Chile, as indicated below.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

This strategic partnership will be structured as a merger of CorpBanca and Banco Itaú Chile in conformity with the aforementioned Transaction Agreement, detailed as follows:

1.	Prior Acts. CorpGroup will dispose of the shares it directly or indirectly holds in CorpBanca, equivalent to 1.53% of the share capital of that bank and Banco Itaú Chile will increase its capital by US$652 million, by issuing shares that will be fully subscribed and paid by a fully-owned (direct or indirect) subsidiary of Itaú-Unibanco.

2.	Merger. The merger of CorpBanca and Banco Itaú Chile, by which CorpBanca will absorb Banco Itaú Chile to form an entity called “Itaú Corpbanca” will be submitted for approval from the shareholders of both entities at extraordinary shareholders’ meetings. If the merger is approved, 172,048,565,857 shares of CorpBanca will be issued, representing 33.58% of the share capital of the merged bank, which will be distributed among the shareholders of Banco Itaú Chile. The current shareholders of CorpBanca will maintain 66.42% of the share capital of the merged bank. Thus, the number of shares will increase from 340,358,194,234 to 512,406,760,091 shares, which will be fully subscribed and paid.

3.	Control. As a result of the merger, Itaú-Unibanco will become a shareholder of CorpBanca and as a result of the exchange of shares applicable to this merger, will acquire control of the merged bank in accordance with Articles 97 and 99 of Law 18,045 on Securities Markets, with CorpGroup conserving a considerable interest in the merged entity with 32.92% of the share capital and 33.5% of that capital in the market.

4.	Colombia. In order to strengthen and consolidate the Bank’s operations in Colombia, subject to applicable restrictions under Colombian law, the merged bank will own 66.39% of the shares of Banco CorpBanca Colombia S.A., and will offer to acquire the remaining 33.61% of the shares that it does not own, which includes 12.38% currently owned indirectly by CorpGroup, which has committed to selling those shares. The price per share to be offered by Itaú Corpbanca will be equal for all shareholders and correspond to the valuation given to Banco CorpBanca Colombia S.A. for the share exchange for the merger. The price for the 33.61% interest in Banco CorpBanca Colombia S.A., in the event it is sold, will be US$894 million. For the same purpose, Itaú Corpbanca will acquire Itaú BBA Colombia S.A., Corporación Financiera, the entity through which Itaú-Unibanco does business in that country. The price to be paid will be carrying amount, based on the most recent financial statements reported to the banking regulator in Colombia.

5.	Course of Business. Between the signing of the Transaction Agreement and the execution of the merger, the parties have agreed that both CorpBanca and Banco Itaú Chile have certain restrictions during that period, which consist fundamentally of continuing to conduct business in a way substantially similar to how they have been conducting business up to this point. The parties expect to close the transaction in Chile during 2014.

6.

Shareholder Agreement. The Transaction Agreement contemplates, likewise, that when the transaction is closed in Chile, CorpGroup and Itaú-Unibanco will sign a shareholder agreement to regulate certain matters regarding the exercise of their political rights in Itaú

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Corpbanca and matters regarding the transfer of shares:

•	It will establish that the Board of Directors of the merged bank has 11 standing members and 2 alternates. Of the directors that may be elected by the shareholders agreement between CorpGroup and Itaú-Unibanco, the majority will be proposed by Itaú-Unibanco, based on its shareholding and the remaining directors will be proposed by CorpGroup. The Chairman will be proposed by CorpGroup and the CEO by Itaú-Unibanco. Most committees with directors will be proposed by Itaú-Unibanco, based on its shareholding.

•	Likewise, subject to current regulations, CorpGroup undertakes to exercise its political rights in alignment with Itaú-Unibanco. CorpGroup will grant in favor of Itaú-Unibanco a pledge over 16% of the assets of the merged bank to guarantee the obligations undertaken in the shareholder agreement, with CorpGroup maintaining the right to exercise its political and economic rights that emanate from the pledged shares.

•	It will reflect the intention of the parties in the sense that the merged bank will distribute all available profits for each year after ensuring certain capital adequacy levels so that Itaú Corpbanca complies fully with regulatory requirements and industry best practices.

•	It will also impose certain non-complete obligations on CorpGroup and Itaú-Unibanco with respect to the merged bank.

•	Lastly, regarding the share transfer, it will establish a right of first offer, a right to join third-party sales and the obligation to join third-party sales. It will also establish in favor of CorpGroup a sale and purchase right over 6.6% of the shares of the merged bank as a short-term liquidity mechanism, and a sale right as an alternative to keeping its interest in the merged bank. In both cases, the price will be market price with no premium, and will favor, as a first option, sales on the market through the Santiago Stock Exchange.

The close of the transaction contemplated in the Transaction Agreement is subject to obtaining the relevant regulatory authorizations as well as approval of the merger from shareholders of CorpBanca and Banco Itaú Chile in the respective extraordinary shareholders’ meetings that will be called to approve the merger.

The signing of the Transaction Agreement was approved by the Board of Directors of CorpBanca, based on a favorable report from the Directors’ Committee, complying with the other requirements established in Section XVI “On Operations with Related Parties Involving Publicly-Held Corporations and their Subsidiaries” in Law 18,046 on Corporations.

Regulatory Approval

i.- On October 15, 2014, Itaú Unibanco, the controller of Itaú Chile, reported in Brazil that the Brazilian Central Bank had authorized the transaction to merge with CorpBanca.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

ii.- On December 26, 2014, the Colombian Financial Superintendency approved the merger. Completion of the merger continues to be conditional upon approval from the shareholders of Banco Itaú Chile and CorpBanca, as well as regulatory approval in Chile from the SBIF, in Panama from the Banking Superintendency (SBP) and the Securities Market Superintendency (SMV) and in Colombia from the Colombian Stock Exchange (BVC).

c.	2015

Regulatory Approval

i.- On January 6, 2015, the Panamanian Superintendency of Banks approved the merger of Banco Itaú Chile and CorpBanca that was announced in 2013. Integration of these banks remains conditional upon approval from the shareholders of both entities as well as regulatory approval in Chile from the SBIF, in Panama from the Securities Market Superintendency (SMV) and in Colombia from the Colombian Stock Exchange (BVC).

ii.- The Panamanian Superintendency of Securities Markets, through SMV ruling No. 164-2015, dated March 25, 2015, authorized the change in the controlling shareholder of Helm Casa de Valores (Panamá) S.A.

iii.- The Colombian Stock Exchange, through a letter dated February 27, 2015, authorized the change in the real indirect beneficiaries of Helm Comisionista de Bolsa S.A.

iv.- On September 4, 2015, the SBIF, through ruling No. 409, approved the merger agreed upon between CorpBanca and Itaú Chile under the following terms:

1. The merger of CorpBanca and Banco Itaú Chile shall take place through the incorporation of the latter by the former, which for the purpose of this merger shall acquire all assets, rights, authorizations, permits, obligations and liabilities of the absorbed bank, and CorpBanca shall become the legal successor.

2. The merger shall not take place before January 1, 2016, nor after May 2, 2016, and the exact date shall be determined by the Boards of both banks.

3. As a result of the merger, Itaú-Unibanco will acquire control of the merged bank in accordance with Articles 97 and 99 of Law 18,045 on Securities Markets.

4. The modifications to the bylaws of CorpBanca, which will be called Itaú Corpbanca, were approved and will take effect from the date of the merger. These modifications include:

a. Share capital was increased to MCh$1,862, representing 512,406,760,091 shares.

b. The bank’s name was changed to Itaú Corpbanca and it can do business as “Banco Itaú” or “Itaú”.

c. The number of directors was increased from 9 to 11 standing members and the number of alternates remained at 2.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

5. The new text of the bylaws of the merged bank was approved, which includes the referenced modifications.

With this SBIF ruling, the banks have obtained all authorizations needed from regulators in Chile, Colombia, Panama and Brazil in order to complete the merger in the terms indicated.

Modification of Transaction between CorpBanca and Banco Itaú

On March 3, 2015, the Bank rectified the information reported to the market as an essential event on January 29, 2014, regarding the transaction between CorpBanca and Banco Itáu Chile.

That communication reported that CorpGroup undertook to sell 1.53% of CorpBanca’s share capital, consisting of 5,208,344,218 shares of the Bank, and incorrectly reported that CorpGroup would hold a 32.92% interest in the combined entity once the merger was complete.

The rectification correctly reported that, after disposing of those shares and once the transaction is complete, CorpGroup would have a 33.13% interest.

The relative interests in the merged bank will be as follows: (a) Itaú-Unibanco: 33.58%;(b) CorpGroup: 33.13%; and (c) Market (float): 33.29%.

Expert Report

In an extraordinary meeting held May 5, 2015, the Board of Directors of CorpBanca formally reviewed the expert report issued by the independent expert, Alejandro Cerda Gallardo, partner at KPMG Auditores Consultores Limitada, for the purposes of the merger between CorpBanca and Banco Itaú Chile detailed in the Transaction Agreement signed on January 29, 2014.

The dividend discount model was used to value both banks, based on financial information as of December 31, 2014. Profit and projections were estimated with information as of that date without considering adjustments for subsequent variations.

Upon comparing the valuation in the Expert Report with the fairness opinions issued by the investment banks that were used to approve the Transaction Agreement, the Board of Directors considers there is a substantial decrease in the value of Banco Itaú Chile of approximately US$1.0 billion over a period of time no greater than 15 months.

As declared in a material event reported by Itaú Unibanco Holding S.A, the entity proposed to the Bank a financial adjustment consisting of an additional dividend of US$300 million for shareholders of CorpBanca charged to that bank’s retained earnings and a reduction of US$27 million in the ordinary dividend to be received by the shareholders of Banco Itaú Chile charged to profit for the year 2014.

On May 12, 2015, the Board of Directors of CorpBanca expressed that although the Financial Adjustment Proposal is a step in the right direction by Itaú Unibanco, it does not correct the

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

difference in valuation in the Expert Report. This difference continues to be significant and requires an additional adjustment to be remedied given that, otherwise, the shareholders of CorpBanca would not receive the control premium that Itaú Unibanco should pay.

In addition, based on the earnings projections for CorpBanca and Banco Itaú Chile, and particularly the valuations in the Expert Report as of December 31, 2014, and the financial positions of the entities as of March 31, 2015, the Bank formally hired Citibank, N.A. to advise the Board and issue a new fairness opinion. This was issued and made available to the Bank’s shareholders in May 2015.

Extraordinary Board Meeting

In an extraordinary meeting held June 2, 2015, the Board of Directors of CorpBanca agreed to communicate the following essential event:

Modification of Transaction Agreement. Through an instrument signed on this date, CorpBanca, Banco Itaú Chile and the other parties to the Transaction Agreement signed on January 29, 2014, agreed to modify it as follows:

4.1. Special Dividend for CorpBanca. CorpBanca may distribute a special dividend equivalent to approximately US$400 million. Of this amount, (i) the distribution of Ch$239,860 million will be agreed on in the extraordinary shareholders’ meeting called for June 26, 2015, and charged to prior year profit; and (ii) the remaining amount, equivalent to UF 124,105, will be distributed to shareholders of CorpBanca when dividends for the year 2015 are paid (as indicated below).

4.2. Reduction of Dividend for Banco Itaú Chile. Banco Itaú Chile will only distribute MCh$26 charged to profit for the year 2014, and therefore part (MCh$16) of the previously agreed dividend must be nullified and will remain in Banco Itaú Chile.

4.3. Dividends for the Year 2015. The parties agree that 50% of profit for the year 2015 of CorpBanca and Banco Itaú Chile will be distributed to the shareholders of each bank separately and, therefore, the merger, if approved, shall not take effect before January 1, 2016. In the same ordinary shareholders’ meeting, shareholders agreed to pay the amount indicated in letter 4.1(a)(ii) above. This distribution of profit for the year 2015 is a one-time exception to the terms and conditions regarding dividend payments established in the Shareholders Agreement (appendix to the Transaction Agreement).

4.4. Purchase of Banco CorpBanca Colombia. The close of the sale of 12.36% of Banco CorpBanca Colombia by CorpGroup to the merged bank is postponed from the originally agreed-upon date of August 4, 2015, to a date no later than January 29, 2017. From August 4, 2015, until the date of close, the price agreed in the Transaction Agreement will accrue annual interest at Libor + 2.7%. Banco CorpBanca Colombia will not distribute dividends until the sale is closed.

4.5 Deadline. The final deadline for completing the merger is May 2, 2016.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The signing of the amendments to the Transaction Agreement was approved by the Board of Directors of CorpBanca, based on a favorable report from the Directors’ Committee, complying with the other requirements established in Section XVI of the Corporations Law.

Conditions for Approving the Merger

At an extraordinary shareholders’ meeting on June 26, 2015, to approve the merger between CorpBanca and Banco Itaú Chile, the shareholders made the following agreements:

To approve the merger of CorpBanca and Banco Itaú Chile, by which the latter would incorporate the former and come to be called “Itaú Corpbanca”. The merger is subject to conditions precedent, including approval of the merger by shareholders of Banco Itaú Chile (approved June 30, 2015), one or more capital increases by Banco Itaú Chile to raise MUS$652 and approval from the Superintendency of Banks and Financial Institutions.

•	As a result, a capital increase was approved for CorpBanca that calls for the issuance of 172,048,565,857 shares to be given in exchange to shareholders of Banco Itaú Chile in the merger.

•	The merged bank will be controlled by Itaú Unibanco Holding S.A., which will hold 33.58% of its share capital while the remaining 66.42% will remain in the hands of the current shareholders of CorpBanca, of which Corpgroup will keep 33.13%.

•	The merged bank will do business as Banco Itaú or Itaú.

•	The proposed merger will take effect no earlier than January 1, 2016, and no later than May 2, 2016.

•	To approve several formal reforms to the bylaws, the rewritten text of the bylaws and an increase in the number of directors from 9 to 11.

•	To approve the distribution of 50% of profit for the year 2015 to be distributed separately to the shareholders of each bank. In addition to this 50%, the shareholders of CorpBanca will be entitled to receive the equivalent in pesos of UF 124,105, charged to profit for the year 2015, all within the framework of the proposed merger and its effects.

d.	2016

Merger Completion

On April 1, 2016, the merger by incorporation of Banco Itaú Chile and CorpBanca took place. The merged bank’s new legal name is “ITAÚ-CORPBANCA”, which is the legal successor of Banco Itaú Chile, which is dissolved, all effective April 1, 2016. (For more information see Note 32 Events After the Reporting Period).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

3.	Fine for Exceeding Credit Margins

On January 4, 2016, the Bank was notified of SBIF ruling No. 16191 dated December 30, 2015, which communicated the following:

1.	That after the appointment of former CorpBanca director Rafael Guilisasti Gana to the boards of the companies Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A. and Sociedad de Inversiones Pampa Calichera S.A., the SBIF conducted a special review of the corporate group known as “Cascadas” in order to verify compliance with the credit margins contemplated in the General Banking Law (GBL);

2.	The SBIF determined that all of the companies within the Cascadas Group are part of “a corporate organizational structure” to ultimately exercise control over SQM, and, therefore, they are considered the same debtor for purposes of calculating credit margins, disregarding the respective individuality of each entity; and that,

3.	As a result, the SBIF found that the Bank had violated the individual credit margins contained in article 84-1 and 85 of that law, regarding the companies within the Cascadas Group.

Consequently, the SBIF fined the Bank 10% of the credit margin excess, which totals MCh$21,765, for loans granted in October 2011, April 2013 and September 2015, and instructed it to recognize the amount in the financial statements for the year 2015.

In an extraordinary meeting on January 4, 2016, the Bank’s Board of Directors was notified of the ruling and agreed to communicate the incident as an essential event and express its unanimous and categorical rejection of the accusations that it had violated current standards and the grounds on which the accusations were based. The Board instructed management to exercise each and every legal action to render SBIF ruling No. 16191, of December 30, 2015, and the resulting fine, entirely null and void, and to exercise any other lawfully admissible legal actions.

The Board considered it its duty to clarify that the procedure that gave rise to the ruling disregarded the Bank’s basic rights to due process. It also pointed out that it was not notified of the formal review process, and only learned of it on the day of the meeting, and, perhaps even more serious, that the investigation was launched because of an incident unrelated to the Bank—the resignation of director Rafael Guilisasti. Neither was the Bank given an opportunity to present its own point of view, provide explanations on the case or give a deposition. All of this occurred despite the fine being based on transactions of which the SBIF has been opportunely informed throughout time without ever presenting any challenge or objection and notwithstanding the fact that it involves debtors that are publicly held corporations regulated and controlled by the SVS and for which significant public information exists.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

In accordance with article 22 of the GBL, SBIF rulings that assess fines can be appealed before the Court of Appeals through a motion for review. Although the fine must be paid in full in order to file the relevant actions, the Board believes that the outcome will probably be favorable. As a result, the recording of the fine in the 2015 financial statements does not impact profit or loss, but rather, based on current accounting standards, the fine should be recorded in the event of an adverse outcome once confirmed in a final court judgment.

Based on the above information regarding the fine, the Bank originally recorded an asset of MCh$21,765, which reflected the guarantee required by the GBL because the Bank intended to file the motion for review, and a real liability for the obligation for the subsequent disbursement given that the Bank will file the motion for review with the Court of Appeals.

The amount of MCh$21,765 for the total fine was deposited in current account 125253 maintained by the SBIF at Banco del Estado de Chile on January 8, 2016, which falls within the ten day period from notification of the fine set forth by the GBL (December 30, 2015). In accordance with article 23 of the GBL, this amount will remain in the special account while the motion for review is pending and “the Superintendent will withdraw and refund the amount if a favorable final judgment is issued on any motion”. If the final judgment is unfavorable, the amount will be transferred to the Chilean state.

Continuing with the process, on January 18, 2016, CorpBanca filed an appeal before the Santiago Court of Appeals to challenge the fines in conformity with the GBL, on the well-justified grounds that the fines violate applicable laws and regulations even though the Bank complied with the SBIF’s instructions to recognize the amount in the financial statements for the year 2015. In letter No. 1505 dated February 2, 2016, the SBIF sent instructions to the Bank regarding its accounting of this transaction on the basis of a series of assumptions. In a letter dated February 4, 2016, the Bank presented a series of arguments in response to the SBIF’s letter and requested clarification regarding its scope.

Subsequently, in letter No. 1891 dated February 8, 2016, the SBIF directly instructed the Bank to rectify the proposed accounting in order to recognize the total fine “as an expense in the statement of income for the year 2015 and not recognize any income for the fine” so as to partially or fully offset the impact of the fines on the bank’s profit or loss.

In an extraordinary meeting on February 9, 2016, in response to a specific order from the SBIF, the bank’s Board of Directors agreed to rectify the financial statements for the year 2015 in order to change–as instructed by regulators–the accounting treatment applied to the fine imposed by the SBIF in letter No. 16,191, dated December 30, 2015.

As reported as an essential event on February 9, 2016, the Board is fully convinced, as determined by the Bank’s management, that the accounting in the financial statements originally sent to the SBIF and published on January 29 is appropriate under International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”), which are applicable to banks, in conformity with the SBIF’s Compendium of Accounting Standards, in all matters not regulated by or contradictory to the Compendium.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

It also reported in that essential event that the Bank and its Board of Directors have always been particularly concerned with safeguarding the interests of all shareholders and maintaining proper accounting. As expressed to the SBIF, by diverging from IFRS and IAS and accounting for the fine as a charge to profit or loss for 2015, recovery of the amount deposited in the event of a favorable judgment from the Santiago Court of Appeals will not fully compensate for the damage inflicted on all shareholders. In effect, the new instructions from the SBIF will affect distributable profit for the year (2015) for all current CorpBanca shareholders and if the amount deposited for the fines is eventually recovered, their shareholdings will have been diluted by the effects of the merger with Banco Itaú Chile (2016).

The essential event also indicated that, despite its convictions, the Board has no other choice than to comply given the peremptory nature of the instructions received from the SBIF. Consequently, on February 11, 2016, (deadline set by the SBIF), it sent the SBIF the corrected financial statements, which include MCh$21,765 expensed with a charge to profit for the year ended December 31, 2015.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The effect of accounting for this fine as requested by the SBIF on the consolidated financial statements as of December 31, 2015, is presented as follows:

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

a.	Profit Distribution

At the thirty-first ordinary general shareholders’ meeting held on March 23, 2016, the shareholders approved the financial statements and annual report as of December 31, 2015. At the same meeting, the chairman proposed to shareholders that all profits for the year ended 2015, totaling MCh$4,095, be distributed as dividends. The proposal was unanimously approved by those shareholders present, who agreed to authorize the Board of Directors to decide when these dividends will be paid during 2016.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

A new Board was elected with the following members:

•	Gustavo Arriagada Morales

•	Cristian Canales Palacios

•	Jorge Hechenleitner Adams

•	Eugenio Gigogne Miqueles

•	Felipe Hurtado Arnolds.

b.	Board of Directors

At ordinary board meeting No. 304 on March 23, 2016, the Board appointed Gustavo Arriagada Morales as chairman and Cristián Canales Palacios as vice chairman.

At that meeting, the Board was briefed on the situation of the real estate fund “Corp Inmobiliario I”, indicating that the partners of this fund, Empresas Armas and BICE AGF, were contacted to propose prepaying the loan from Scotiabank. The fund is awaiting the partners’ decisions as to whether or not to prepay the loan.

In the event that the fund unitholders choose not to participate in the capital call, the Board agreed that the subsidiary would subscribe up to UF 6,000 in fund units in order to raise the resources needed to pay the Scotiabank loan. The Board left record that these units would not be subscribed for investment purposes, but rather to prevent customers’ investments from continuing to deteriorate because of interest payments to that bank. The Board agreed to record a provision for an amount equivalent to the investment that would be made.

In accordance with its risk policy, any investments made by the subsidiary in real estate investment funds must be approved by the Executive Committee. Therefore, approval must be obtained before subscribing these units.

Similarly, in order to complete this investment, the Board agreed to call an extraordinary meeting of the unitholders of Corp Inmobiliario I FIP for April 18, 2016, at 10:00 a.m. in the subsidiary’s offices at Rosario Norte 660, Las Condes, in order to:

•	Report on the status of the project

•	Capital call

•	Capital increase of up to UF 6,000, if necessary.

At an extraordinary board meeting held on March 29, 2016, director Eugenio Gigogne Miqueles submitted his resignation, which was accepted by the Board.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

CORPBANCA CORREDORES DE SEGUROS S.A.

a.	Board of Directors

At board meeting No. 206 on March 15, 2016, the Board agreed to terminate the employment of Chief Executive Officer César Galdames Díaz as of April 5, 2016, and to replace him with Maria Dolores Minoletti Sazo as Interim CEO.

At the same board meeting on March 15, 2016, director Richard Kouyoumdjian Inglis submitted his resignation. His resignation was accepted by the Board, which deferred his replacement to shareholders at the next ordinary shareholders’ meeting when the entire Board will be renewed.

CORPLEGAL S.A.

On March 29, 2016, director Eugenio Gigogne Miqueles submitted his resignation.

On March 31, 2016, director Hector Neira Torres submitted his resignation.

ASESORIAS FINANCIERAS S.A.

a.	Board of Directors

On March 11, 2016, at the twenty-fifth ordinary shareholders’ meeting, the following directors were elected to the company’s Board of Directors: José Francisco Sánchez Figueroa, Rodrigo Oyarzo Brncic, Pedro Silva Yrarrázaval and Pablo de la Cerda Merino.

SMU CORP S.A.

a.	Capital Increase

On January 31, 2016, CorpBanca paid for 89 shares, equivalent to MCh$71, and SMU S.A. paid for 86 shares, equivalent to MCh$69, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held July 31, 2014, which was recorded in public instrument on September 13, 2014, granted before Santiago Notary Public José Musalem Saffie.

On February 29, 2016, CorpBanca paid for 83 shares, equivalent to MCh$66, and SMU S.A. paid for 79 shares, equivalent to MCh$63, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held July 31, 2014, which was recorded in public instrument on September 13, 2014, granted before Santiago Notary Public José Musalem Saffie.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

BANCO CORPBANCA COLOMBIA S.A. AND SUBSIDIARIES

a) Profit Distribution

In March 2016, shareholders of Banco CorpBanca Colombia and the other companies within the CorpBanca Colombia Group met and agreed to distribute profits as follows:

BANCO CORPBANCA COLOMBIA
	MCOP$	MCh$
Profit for the period	319,241	70,935
Release of fiscal reserve	—	—

Total available to shareholders	319,241	70,935

Dividend payments	—	—

To increase legal reserve	319,241	70,935

CorpBanca Investment Trust Colombia
	MCOP$	MCh$
Profit for the period	3,149	700
Release of fiscal reserve	40	9

Total available to shareholders	3,189	709

Dividend payments	1,575	350

To increase legal reserve	1,614	359

HELM BANK
	MCOP$	MCh$
Profit for the period	11,388	2,530
Release of fiscal reserve	400	89

Total available to shareholders	11,788	2,619

Dividend payments	5,894	1,310

To increase legal reserve	5,894	1,310

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 4 -	OPERATING SEGMENTS

Segment reporting is determined by the Bank on the basis of its operating segments, which are differentiated mainly by the risks and returns that affect them.

Reporting segments and the criteria used for reporting to the Bank’s chief operating decision maker are in accordance with IFRS 8 Operating Segments. Management reviews its segments on the basis of gross operating margin and uses average balances to evaluate performance and allocate resources.

The Bank’s commercial activities take place mainly in the domestic market. It has strategically aligned its operations into four divisions for its four commercial segments based on market segmentation and the needs of its customers and commercial partners. The seven commercial segments are: Commercial Banking (which includes the Large Companies, Real Estate and International Wholesale Division and the Companies Division), Retail Banking (which includes Traditional and Private Banking and the Consumer Banking Division), International and Treasury Division, Other Financial Services and Colombia. The Bank manages these commercial segments using an information system on internal profitability. The Bank has also included geographic disclosures on its operations in New York, and those in Colombia through the acquisition of Banco CorpBanca Colombia and subsidiaries (which also includes the operations of Helm Bank and subsidiaries and Helm Corredores de Seguros starting from August 2014), as detailed above.

No single customer is solely responsible for 10% or more of the Bank’s total revenue during the periods ended March 31, 2016 and 2015.

Each commercial segment is described below:

Segments for Chile and the United States

Commercial Banking

•	The Large Companies, Real Estate and International Wholesale Division consists of companies that belong to major economic groups, specific industries and companies with sales greater than US$60 million. It also includes companies from the real estate and financial industry sectors.

•	The Companies Division includes a wide range of financial products and services for companies with annual sales of less than US$60 million. The leasing and factoring departments have been included in this segment.

Retail Banking

•	Traditional and Private Banking offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to medium and high-income segments. Retail Banking includes consumer loans, personal loans, auto loans and credit cards.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

•	The Consumer Banking Division (Condell) offers consumer loans to individuals with income up to ThCh$600.

International and Treasury Division

•	This segment mainly includes treasury activities such as financial management, funding and liquidity as well as international commercial activities.

Financial Services

•	These are services provided by our subsidiaries that include insurance brokerage, financial advisory services, asset management and securities brokerage.

Colombia

The commercial activities of this segment are carried out by Banco CorpBanca Colombia S.A. and its subsidiaries.

These correspond to operations and business carried out by these entities in that country, primarily related directly to the needs of their customers and the Bank’s strategy, grouped as follows: Commercial Banking, Retail Banking, Treasury Operations and International Business or Operations. They offer additional products and other financial services through their different subsidiaries in order to provide comprehensive service to their current and potential customers.

This segment is determined by the Bank on the basis of its operating segments, which are differentiated mainly by the risks and returns that affect them. Colombia has been identified as a separate operating segment based on the business activities described above. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

Segment information regarding assets, liabilities and income or expenses for the period are presented in accordance with the SBIF Compendium of Accounting Standards.

1.	Geographic Information

CorpBanca reports revenue by segment from external customers that is:

(i)	attributed to the entity’s country of domicile and

(ii)	attributed, in aggregate, to all foreign countries where the entity obtains revenue.

When revenue from external customers attributed to a particular foreign country is significant, it is disclosed separately.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

In line with this, the Group operates in three main geographic areas: Chile, Colombia9 and the United States.

	Net Interest and Indexation Income
	As of March 31,	As of March 31,
	2016	2015
	MCh$	MCh$
Chile	71,988	61,425
Colombia	58,115	59,742
New York	4,643	4,035

	134,746	125,202

The following table details non-segmented assets associated with each geographic area:

Non-Segmented Assets		Chile	Colombia	New York	As of March 31, 2016	Chile	Colombia	New York	As of December 31, 2015
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	5	325,016	808,174	464,236	1,597,426	312,960	522,118	169,679	1,004,757
Transactions in the course of collection	5	224,520	13,846	—	238,366	173,445	3,056	—	176,501
Investments in other companies	11	10,007	4,234	—	14,241	10,070	4,578	—	14,648
Intangible assets(*)	12	369,651	317,838	53	687,542	378,396	286,818	50	665,264
Property, plant and equipment	13	39,811	48,403	928	89,142	40,583	50,030	1,017	91,630
Current tax assets		(28,579)	49,271	3,167	23,859	(44,981)	46,961	2,467	4,447
Deferred tax assets		78,626	49,974	17,560	146,160	56,597	53,282	8,248	118,127
Other assets	14	330,830	72,917	803	404,550	333,856	128,101	647	462,604

		1,349,882	1,364,657	486,747	3,201,286	1,260,926	1,094,944	182,108	2,537,978

*	This includes goodwill generated in business combinations by operations in Colombia (Colombia segment) totaling MCh$338,909 as of March 31, 2016 (MCh$366,805 as of March 31, 2015).

[9]	This segment includes operations carried out by Helm Bank (Panamá) S.A., and Helm Casa de Valores (Panamá).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

2.	The information in this note was prepared based on an analysis of:

a)	Profit or Loss:

	As of March 31, 2016
	Commercial Banking		Retail Banking
	Large Companies and Corporate Banking Division	Companies Banking Division	Traditional and Private Banking Division	Banco Condell Consumer Division	International and Treasury Division	Other Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest and indexation income	15,688	19,603	19,042	6,158	10,137	6,003	58,115	134,746
Net fee and commission income	4,000	3,503	7,250	1,874	(115)	(3,268)	15,716	28,960
Net financial operating income (loss)	87	—	17	—	3,733	(59,978)	10,700	(45,441)
Net foreign exchange transactions	2,405	1,143	16	—	(26,803)	58,522	5,394	40,677
Other operating income	—	208	4	—	—	614	2,731	3,557
Credit risk provisions	(46,852)	(4,165)	(8,885)	(2,198)	—	(411)	(40,064)	(102,575)

Gross operating margin	(24,672)	20,292	17,444	5,834	(13,048)	1,482	52,592	59,924

Income attributable to investments in other companies	—			—	—	2	516	518
Operating expenses	(6,385)	(9,734)	(19,886)	(4,582)	(3,895)	(29,571)	(50,696)	(124,749)
Profit (loss) before taxes	(31,057)	10,558	(2,442)	1,252	(16,943)	(28,087)	2,412	(64,307)

Average loans	4,218,136	2,232,080	3,082,625	170,632	138,986	—	4,849,155	14,691,614
Average investments	—	—	—	—	902,147	—	985,253	1,887,400

	As of March 31, 2015
	Commercial Banking		Retail Banking
	Large Companies and Corporate Banking Division	Companies Banking Division	Traditional and Private Banking Division	Banco Condell Consumer Division	International and Treasury Division	Other Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest and indexation income	13,804	19,669	17,937	6,599	589	6,862	59,742	125,202
Net fee and commission income	8,270	3,319	7,142	1,296	(155)	(3,990)	20,697	36,579
Net financial operating income (loss)	(656)	—	174	—	21,049	25,117	21,844	67,528
Net foreign exchange transactions	4,137	2,131	17	—	7,680	(38,240)	6,482	(17,793)
Other operating income	—	245	—	—	—	1,474	14,088	15,807
Credit risk provisions	(3,092)	(3,473)	(1,752)	(1,417)	—	(1,824)	(27,412)	(38,970)

Gross operating margin	22,463	21,891	23,518	6,478	29,163	(10,601)	95,441	188,353

Income attributable to investments in other companies	528			—	—	(527)	906	907
Operating expenses	(5,067)	(8,665)	(15,454)	(4,100)	(3,271)	(21,709)	(61,562)	(119,828)
Profit (loss) before taxes	17,924	13,226	8,064	2,378	25,892	(32,837)	34,785	69,432

Average loans	3,947,817	2,091,706	2,994,560	178,114	69,493	13,192	4,849,155	14,144,037
Average investments	—	—	—	—	723,937	—	985,253	1,709,190

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

b)	Assets and Liabilities

	As of March 31, 2016
	Commercial Banking		Retail Banking
	Large Companies and Corporate Banking Division	Companies Banking Division	Traditional and Private Banking Division	Banco Condell Consumer Division	International and Treasury Division	Other Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	—	32,574	1,697,354	3,814	31	—	493,746	2,227,519
Consumer	21	3,658	438,336	169,763	—	4	1,108,110	1,719,892
Commercial	3,983,111	1,900,525	1,063,651	16	404,452	37	3,526,255	10,878,047

Loans, before provisions	3,983,132	1,936,757	3,199,341	173,593	404,483	41	5,128,111	14,825,458
Credit risk provisions	(55,460)	(42,736)	(35,580)	(12,023)	—	(26,952)	(240,553)	(413,304)

Loans, net of provisions (*)	3,927,672	1,894,021	3,163,761	161,570	404,483	(26,911)	4,887,558	14,412,154
Trading securities	—	—	—	—	43,533	—	477,618	521,151
Receivables from repurchase agreements and securities borrowing	—	—	—	—	9,805	—	25,015	34,820
Financial derivative instruments	—	—	—	—	809,362	—	174,400	983,762
Financial assets available for sale	—	—	—	—	893,287	—	851,704	1,744,991
Financial assets held to maturity	—	—	—	—	39,891	—	126,504	166,395
Non-segmented assets (**)	—	—	—	—	—	—	—	3,201,286

Total assets	3,927,672	1,894,021	3,163,761	161,570	2,200,361	(26,911)	6,542,799	21,064,559

Current accounts	295,604	370,485	266,873	7	423	179,688	730,933	1,844,013
Other demand deposits	105,301	37,991	36,252	7,838	23	58,338	2,170,115	2,415,858
Deposits and borrowings	1,202,320	958,439	1,377,782	12,352	2,473,012	—	2,256,769	8,280,674
Payables from repurchase agreements and securities lending	—	—	—	—	7,780	9,248	741,590	758,618
Financial derivative instruments	—	—	—	—	706,807	—	108,242	815,049
Interbank loans	—	—	—	—	1,175,035	—	494,066	1,669,101
Debt instruments issued	—	—	—	—	2,792,045	—	389,766	3,181,811
Non-segmented liabilities (**)	—	—	—	—	—	—	—	643,487
Equity	—	—	—	—		—	—	1,455,948

Total liabilities and equity	1,603,225	1,366,915	1,680,907	20,197	7,155,125	247,274	6,891,481	21,064,559

	As of December 31, 2015
	Commercial Banking		Retail Banking
	Large Companies and Corporate Banking Division	Companies Banking Division	Traditional and Private Banking Division	Banco Condell Consumer Division	International and Treasury Division	Other Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	—	35,906	1,702,494	3,661	31	—	501,854	2,243,946
Consumer	18	3,938	443,088	168,928	—	—	1,143,678	1,759,650
Commercial	4,341,693	1,981,686	998,428	15	309,453	—	3,627,334	11,258,609

Loans, before provisions	4,341,711	2,021,530	3,144,010	172,604	309,484	—	5,272,866	15,262,205
Credit risk provisions	(45,066)	(43,098)	(29,768)	(11,251)	—	—	(226,836)	(356,019)

Loans, net of provisions (*)	4,296,645	1,978,432	3,114,242	161,353	309,484	—	5,046,030	14,906,186
Trading securities	—	—	—	—	67,459	—	256,440	323,899
Receivables from repurchase agreements and securities borrowing	—	—	—	—	10,548	—	14,126	24,674
Financial derivative instruments	—	—	—	—	844,820	—	164,095	1,008,915
Financial assets available for sale	—	—	—	—	997,923	—	926,865	1,924,788
Financial assets held to maturity	—	—	—	—	12,789	—	157,402	170,191
Non-segmented assets (**)	—	—	—	—	—	—	—	2,537,978

Total assets	4,296,645	1,978,432	3,114,242	161,353	2,243,023	—	6,564,958	20,896,631

Current accounts	302,402	372,637	270,428	4	579	146,232	741,464	1,833,746
Other demand deposits	117,078	44,608	42,815	8,248	23	40,227	2,344,874	2,597,873
Deposits and borrowings	1,170,796	916,075	1,312,052	12,236	2,706,744	—	2,377,700	8,495,603
Payables from repurchase agreements and securities lending	—	—	—	—	300	19,946	240,385	260,631
Financial derivative instruments	—	—	—	—	629,118	—	101,996	731,114
Interbank loans	—	—	—	—	1,062,012	—	466,573	1,528,585
Debt instruments issued	—	—	—	—	2,885,036	—	342,518	3,227,554
Non-segmented liabilities (**)	—	—	—	—	—	—	—	723,946
Equity	—	—	—	—	—	—	—	1,497,579

Total liabilities and equity	1,590,276	1,333,320	1,625,295	20,488	7,283,812	206,405	6,615,510	20,896,631

(*)	Loans net of provisions include loans and advances to banks as of March 31, 2016 and December 31, 2015.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

(**)	Non-segmented assets and liabilities as of March 31, 2016 and December 31, 2015, are detailed as follows:

	Note	As of March 31, 2016	As of December 31, 2015
		MCh$	MCh$
ASSETS
Cash and due from banks	5	1,597,426	1,004,757
Transactions in the course of collection	5	238,366	176,501
Investments in other companies	11	14,241	14,648
Intangible assets	12	687,542	665,264
Property, plant and equipment	13	89,142	91,630
Current tax assets		23,859	4,447.00
Deferred tax assets		146,160	118,127
Other assets	14	404,550	462,604

		3,201,286	2,537,978

The following liabilities have not been segmented:

	Note	As of March 31, 2016	As of December 31, 2015
		MCh$	MCh$
LIABILITIES
Transactions in the course of payment	5	195,388	105,441
Other financial liabilities	17	13,160	14,475
Current tax liabilities		—	—
Deferred tax liabilities		134,885	145,740
Provisions		116,985	227,086
Other liabilities	18	183,069	231,204

		643,487	723,946

The percentage of assets and liabilities not included in any segment is 15.20% and 3.05%, respectively, as of March 31, 2016 (12.15% and 3.46% as of December 31, 2015).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 5 -	CASH AND CASH EQUIVALENTS

a.	Detail of Cash and Cash Equivalents

The following table details cash and cash equivalents:

	As of March 31, 2016	As of December 31, 2015	As of March 31, 2015
	MCh$	MCh$	MCh$
Cash and due from banks
Cash	205,420	213,892	171,784
Deposits in the Chilean Central Bank	97,668	45,020	38,513
Deposits in domestic banks	1,091	159	847
Deposits in foreign banks	1,293,247	745,686	658,781

Subtotal cash and due from banks	1,597,426	1,004,757	869,925

Transactions in the course of collection, net	42,978	71,060	68,621
Highly liquid financial instruments (1)	19,205	123,264	80,335
Repurchase agreements (2)	34,622	19,231	103,405

Total cash and cash equivalents	1,694,231	1,218,312	1,122,286

(1)	This corresponds to trading instruments, available-for-sale investments and fixed income mutual funds maturing in less than three months from the date of acquisition.
(2)	This corresponds to repurchase agreements maturing in less than three months from the date of acquisition, which are presented in the line item “Repurchase Agreements and Securities Borrowing” in the Statement of Financial Position.

Funds in cash deposits in the Chilean Central Bank and the Bank of the Republic of Colombia (included in foreign deposits) are in response to monthly average matching regulations that the Bank must meet.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Items (1) and (2) are detailed as follows:

	Note	As of March 31, 2016	As of December 31, 2015	As of March 31, 2015
		MCh$	MCh$	MCh$
Highly Liquid Financial Instruments (1)
Trading securities	6	15,179	35,040	52,271
Financial assets available for sale	10	4,026	88,224	28,064

Total		19,205	123,264	80,335

Repurchase agreements (2)	7	34,622	19,231	103,405

b.	Transactions in the course of collection

Transactions in the course of collection consist of transactions awaiting settlement to increase or decrease funds in the Chilean Central Bank or foreign banks, normally within 12 to 24 business hours following period end, and are detailed as follows:

	As of March 31, 2016	As of December 31, 2015	As of March 31, 2015
	MCh$	MCh$	MCh$
Assets
Outstanding notes from other banks	28,959	59,615	42,072
Funds receivable	209,407	116,886	377,478

Subtotal assets	238,366	176,501	419,550

Liabilities
Funds payable	195,388	105,441	350,929

Subtotal liabilities	195,388	105,441	350,929

Transactions in the course of collection, net	42,978	71,060	68,621

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 6 -	TRADING SECURITIES

Trading securities are detailed as follows:

	As of March 31, 2016		As of December 31, 2015
	MCh$		MCh$
Chilean Government and Central Bank instruments:
Central Bank bonds			—
Central Bank promissory notes	1,948		—
Other Chilean government and Central Bank instruments	6,895		6,210

Other instruments issued in Chile:
Bonds	3,950		2,340
Promissory notes	9,397		34,404
Other instruments	82		551

Instruments issued abroad:
Bonds	441,798		192,427
Promissory notes	—		—
Other instruments	28,472		57,875

Mutual fund investments:
Funds managed for related parties	28,609		28,092
Funds managed for third parties	—		2,000

Total	521,151	(*)	323,899	(*)

(*)	As of March 31, 2016, trading securities totaled MCh$15,179 (MCh$52,271 as of March 31, 2015), maturing in less than three months from the date of acquisition. (See Note 5).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 7 -	OPERATIONS WITH REPURCHASE AGREEMENTS AND SECURITIES BORROWING/LENDING

a)	The Bank purchases financial instruments under agreements to resell them at a future date. As of March 31, 2016 and December 31, 2015, instruments acquired with sellback agreements are detailed as follows:

As of March 31, 2016
	Less than Three Months	Between Three Months and One Year	More than One Year	Total
	MCh$	MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments:
Central Bank instruments	—	—	—	—
Treasury bonds and notes	—	—	—	—
Other government instruments	—	—	—	—
Other instruments issued in Chile:			—	—
Instruments from other domestic banks	1,105	—	—	1,105
Corporate bonds and commercial paper	—	—	—	—
Other instruments issued in Chile	8,502	198	—	8,700
Instruments issued abroad:			—	—
Government and Central Bank instruments	25,015	—	—	25,015
Other instruments issued abroad	—	—	—	—
Mutual fund investments:	—	—	—	—
Funds managed for related parties	—	—	—	—
Funds managed for third parties	—	—	—	—

Total	34,622	198	—	34,820

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

As of December 31, 2015
	Less than Three Months	Between Three Months and One Year	More than One Year	Total
	MCh$	MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments:
Central Bank instruments	—	—	—	—
Treasury bonds and notes	—	—	—	—
Other government instruments	—	—	—	—
Other instruments issued in Chile:	—	—	—	—
Instruments from other domestic banks	51	—	—	51
Corporate bonds and commercial paper	—	—	—	—
Other instruments issued in Chile	5,054	5,443	—	10,497
Instruments issued abroad:	—	—	—	—
Government and Central Bank instruments	14,126		—	14,126
Other instruments issued abroad	—	—	—	—
Mutual fund investments:	—	—	—	—
Funds managed for related parties	—	—	—	—
Funds managed for third parties	—	—	—	—

Total	19,231	2,639	—	24,674

(*)	As of March 31, 2016, purchases with repurchase agreements totaled MCh$34,622 (MCh$103,405 as of March 31, 2015), maturing in less than three months from the date of acquisition. (See Note 5).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

b)	As of March 31, 2016 and December 31, 2015, instruments sold with repurchase agreements are detailed as follows:

As of March 31, 2016
	Less than Three Months	Between Three Months and One Year	More than One Year	Total
	MCh$	MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments:
Central Bank instruments	—	—	—	—
Treasury bonds and notes	7,980	—	—	7,980
Other government instruments	—	—	—	—
Other instruments issued in Chile:		—	—	—
Instruments from other domestic banks	9,248	—	—	9,248
Corporate bonds and commercial paper	—	—	—	—
Other instruments issued in Chile	—	—	—	—
Instruments issued abroad:		—	—	—
Government and Central Bank instruments	741,590	—	—	741,590
Other instruments issued abroad	—	—	—	—
Mutual fund investments:	—	—	—	—
Funds managed for related parties	—	—	—	—
Funds managed for third parties	—	—	—	—

Total	758,818	—	—	758,818

As of December 31, 2015
	Less than Three Months	Between Three Months and One Year	More than One Year	Total
	MCh$	MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments:
Central Bank instruments	—	—	—	—
Treasury bonds and notes	300	—	—	300
Other government instruments	—	—	—	—
Other instruments issued in Chile:	—	—	—	—
Instruments from other domestic banks	19,946	—	—	19,946
Corporate bonds and commercial paper	—	—	—	—
Other instruments issued in Chile	—	—	—	—
Instruments issued abroad:	—	—	—	—
Government and Central Bank instruments	240,385	—	—	240,385
Other instruments issued abroad	—	—	—	—
Mutual fund investments:	—	—	—	—
Funds managed for related parties	—	—	—	—
Funds managed for third parties	—	—	—	—

Total	260,631	—	—	260,631

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 8 -	LOANS AND ADVANCES TO BANKS

As of March 31, 2016 and December 31, 2015, loans and advances to banks are detailed as follows:

	As of March 31, 2016
	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$
Chilean Banks
Loans to Chilean banks	—	—	—
Provisions and impairment for loans to Chilean banks	—	—	—

Subtotal	—	—	—

Foreign Banks
Loans to foreign banks	85,633	—	85,633
Other advances to foreign banks	—	—	—
Provisions and impairment for loans to foreign banks	(120)	—	(120)

Subtotal	85,513	—	85,513

Chilean Central Bank
Restricted deposits in the Chilean Central Bank	170,000	—	170,000

Subtotal	170,000	—	170,000

Total	255,513	—	255,513

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

	As of December 31, 2015
	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$
Chilean Banks
Loans to Chilean banks	—	—	—
Provisions and impairment for loans to Chilean banks	—	—	—

Subtotal	—	—	—

Foreign Banks
Loans to foreign banks	144,041	—	144,041
Other advances to foreign banks	—	—	—
Provisions and impairment for loans to foreign banks	(240)	—	(240)

Subtotal	143,801	—	143,801

Chilean Central Bank
Restricted deposits in the Chilean Central Bank	308,028	—	308,028

Subtotal	308,028	—	308,028

Total	451,829	—	451,829

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Movements in provisions and impairment for loans with domestic and foreign banks during the first three months of 2016 and 2015 and the full year in 2015, are detailed as follows:

	Chilean Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2016	—	240	240
Charge-offs	—	—	—
Provisions recorded	—	19	19
Provisions released	—	(131)	(131)
Impairment	—	—	—
Exchange differences	—	(8)	(8)

Balances as of March 31, 2016	—	120	120

	Chilean Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2015	—	(271)	(271)
Charge-offs	—	—
Provisions recorded	—	(121)	(121)
Provisions released	—	180	180
Impairment	—	—
Exchange differences	—	(28)	(28)

Balances as of December 31, 2015	—	(240)	(240)

	Chilean Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2015	—	(271)	(271)
Charge-offs	—	—
Provisions recorded	—	(132)	(132)
Provisions released	—	34	34
Impairment	—	—
Exchange differences	—	(1)	(1)

Balances as of March 31, 2015	—	(370)	(370)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 9 -	LOANS TO CUSTOMERS, NET

a)	Loans to customers

As of March 31, 2016 and December 31, 2015, the loan portfolio is detailed as follows:

As of March 31, 2016	Gross Assets			Provisions
	Unimpaired Portfolio	Impaired Portfolio	Total	Individual Provisions	Group Provisions	Total	Net Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	8,390,697	398,733	8,789,430	232,349	24,861	257,210	8,532,220
Foreign trade loans	454,514	19,771	474,285	13,982	362	14,344	459,941
Current account overdrafts	35,689	2,856	38,545	1,159	1,466	2,625	35,920
Factored receivables	45,212	799	46,011	834	330	1,164	44,847
Lease transactions	841,070	54,889	895,959	18,432	3,501	21,933	874,026
Other loans and receivables	364,286	13,897	378,183	1,331	7,900	9,231	368,952

Subtotal	10,131,468	490,945	10,622,413	268,087	38,420	306,507	10,315,906

Mortgage loans:
Loans funded with mortgage bonds	50,385	1,928	52,313	—	156	156	52,157
Loans funded with own resources	151,578	4,846	156,424	—	1,526	1,526	154,898
Other mortgage loans	1,687,458	25,373	1,712,831	—	13,427	13,427	1,699,404
Lease transactions	267,271	7,069	274,340	—	8,480	8,480	265,860
Other loans and receivables	30,340	1,270	31,610	—	386	386	31,224

Subtotal	2,187,032	40,486	2,227,518	—	23,975	23,975	2,203,543

Consumer loans:
Consumer installment loans	1,283,904	30,352	1,314,256	—	62,782	62,782	1,251,474
Current account overdrafts	53,168	1,202	54,370	—	2,072	2,072	52,298
Credit card debtors	237,720	5,809	243,529	—	11,481	11,481	232,048
Consumer lease transactions	17,475	400	17,875	—	570	570	17,305
Other loans and receivables	87,547	2,317	89,864	—	5,797	5,797	84,067

Subtotal	1,679,814	40,080	1,719,894	—	82,702	82,702	1,637,192

Total	13,998,314	571,511	14,569,825	268,087	145,097	413,184	14,156,641

Lease transactions (commercial, mortgage and consumer) are presented net and total MCh$1,157,191 and MCh$1,157,288 as of March 31, 2016 and December 31, 2015, respectively.

Unimpaired Portfolio:

This includes individual debtors in the Normal Portfolio (A1 to A6) or the Substandard Portfolio (B1 to B2). For group evaluations, it includes the Normal Portfolio.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Impaired Portfolio:

This includes individual debtors in the Substandard Portfolio (B3 to B4). For group evaluations, it includes the Default Portfolio.

As of December 31, 2015	Gross Assets			Provisions
	Unimpaired Portfolio	Impaired Portfolio	Total	Individual Provisions	Group Provisions	Total	Net Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	8,641,018	290,066	8,931,084	180,531	23,911	204,442	8,726,642
Foreign trade loans	502,287	19,052	521,339	15,803	653	16,456	504,883
Current account overdrafts	25,717	3,208	28,925	816	1,558	2,374	26,551
Factored receivables	61,581	432	62,013	1,185	375	1,560	60,453
Lease transactions	834,412	53,777	888,189	16,637	3,691	20,328	867,861
Other loans and receivables	360,084	14,906	374,990	1,364	7,643	9,007	365,983

Subtotal	10,425,099	381,441	10,806,540	216,336	37,831	254,167	10,552,373

Mortgage loans:
Loans funded with mortgage bonds	52,522	1,850	54,372	—	123	123	54,249
Loans funded with own resources	156,942	4,496	161,438	—	759	759	160,679
Other mortgage loans	1,693,373	23,527	1,716,900	—	9,964	9,964	1,706,936
Lease transactions	274,144	4,738	278,882	—	7,708	7,708	271,174
Other loans and receivables	31,234	1,120	32,354	—	181	181	32,173

Subtotal	2,208,215	35,731	2,243,946	—	18,735	18,735	2,225,211

Consumer loans:
Consumer installment loans	1,306,445	33,545	1,339,990	—	62,796	62,796	1,277,194
Current account overdrafts	51,308	1,344	52,652	—	1,848	1,848	50,804
Credit card debtors	248,295	4,915	253,210	—	11,582	11,582	241,628
Consumer lease transactions	18,475	316	18,791	—	538	538	18,253
Other loans and receivables	92,317	2,690	95,007	—	6,113	6,113	88,894

Subtotal	1,716,840	42,810	1,759,650	—	82,877	82,877	1,676,773

Total	14,350,154	459,982	14,810,136	216,336	139,443	355,779	14,454,357

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets).

The Bank finances its customers’ purchases of assets, including real estate and other personal property, through finance lease agreements that are presented within this item.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

b)	Provisions

Movements in provisions during the first three months of 2016 and 2015 and the full year in 2015, are detailed as follows:

	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2016	216,336	139,443	355,779

Portfolio charge-offs
Commercial loans	(9,649)	(3,509)	(13,158)
Mortgage loans	—	(707)	(707)
Consumer loans	—	(17,822)	(17,822)

Total charge-offs	(9,649)	(22,038)	(31,687)

Provisions recorded	100,091	45,462	145,553
Provisions released	(36,174)	(17,403)	(53,577)
Impairment	—	—	—
Provisions used		—
Exchange differences	(2,517)	(367)	(2,884)

Balances as of March 31, 2016	268,087	145,097	413,184

	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2015	175,696	143,749	319,445

Portfolio charge-offs
Commercial loans	(28,800)	(14,563)	(43,363)
Mortgage loans	—	(2,559)	(2,559)
Consumer loans	—	(70,744)	(70,744)

Total charge-offs	(28,800)	(87,866)	(116,666)

Provisions recorded	203,482	195,135	398,617
Provisions released	(115,698)	(93,227)	(208,925)
Impairment	—	—	—
Provisions used	(6,714)	—	(6,714)
Exchange differences	(11,630)	(18,348)	(29,978)

Balances as of December 31, 2015	216,336	139,443	355,779

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2015	175,696	143,749	319,445

Portfolio charge-offs
Commercial loans	(6,648)	(3,642)	(10,290)
Mortgage loans	—	(746)	(746)
Consumer loans	—	(17,375)	(17,375)

Total charge-offs	(6,648)	(21,763)	(28,411)

Provisions recorded	39,901	51,099	91,000
Provisions released	(17,888)	(29,902)	(47,790)
Impairment	—	—	—
Provisions used	(6,620)	—	(6,620)
Exchange differences	(4,691)	(6,863)	(11,554)

Balances as of March 31, 2015	179,750	136,320	316,070

c)	Sale of Portfolio

As of March 31, 2016 and 2015, the Bank and its subsidiaries engaged in portfolio purchases and sales. The effect on income of these transactions as a whole does not exceed 5% of before tax profit for the period, and is recorded within net gains from trading and brokerage activities in the Consolidated Statement of Income for the Period, disclosed in Note 23 within “Other Instruments at Fair Value through Profit and Loss”.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 10 -	INVESTMENT SECURITIES

a)	As of March 31, 2016 and December 31, 2015, the Bank records the following instruments as available for sale and held to maturity:

	As of March 31,			As of December 31,
	2016			2015
	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments quoted on active markets:
Chilean Government and Central Bank instruments
Central Bank instruments	505,135	—	505,135	527,444	—	527,444
Treasury bonds and notes	203,462	—	203,462	258,306	—	258,306
Other government instruments	461	—	461	859	—	859

Other instruments issued in Chile
Deposit promissory notes	53	—	53	65,778	—	65,778
Chilean mortgage bonds	86	—	86	92	—	92
Bank bonds	107,636	—	107,636	29,329	—	29,329
Other instruments	36,717	4,505	41,222	53,630	5,543	59,173

Instruments issued abroad
Foreign government and central bank instruments	602,773	—	602,773	629,297	—	629,297
Other instruments issued abroad	288,668	161,890	450,558	360,053	164,648	524,701

Impairment provision	—	—	—	—	—	—

Investments not quoted on active markets:
Corporate bonds and commercial paper	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—

Impairment provision	—	—	—	—	—	—

Total	1,744,991	166,395	1,911,386	1,924,788	170,191	2,094,979

(*)	As of March 31, 2016, available-for-sale instruments totaled MCh$4,026 (MCh$28,064 as of March 31, 2015), maturing in less than three months from the date of acquisition. (See Note 5).

Impairment of Investment Securities

The Bank’s portfolio of investment securities presented no impairment as of March 31, 2016 and December 31, 2015.

Within this context, all investments quoted on inactive markets that are classified as available for sale have been recorded at fair value.

CorpBanca reviewed the instruments with unrealized losses as of March 31, 2016 and December 31, 2015, and concluded that they were not more than temporarily impaired. Therefore, no adjustments to profit or loss for the period are needed.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 11 -	INVESTMENTS IN OTHER COMPANIES

a)	Investments in Other Companies

The Bank’s investments in other companies as of March 31, 2016 and December 31, 2015 are detailed as follows:

	As of March 31, 2016			As of December 31, 2015
	Ownership Interest (%)	MCh$		Ownership Interest (%)	MCh$
Company

Nexus S.A.	12.90	1,057		12.90	1,057
Transbank S.A.	8.72	3,249		8.72	3,249	(ii)
Combanc S.A.	5.86	186		5.86	186	(iv)
Redbanc S.A.	2.50	110		2.50	110
Sociedad Interbancaria de Depósitos de Valores S.A.	3.91	75		3.91	75
Imerc OTC S.A.	6.67	864	(i)	6.67	864	(i)
Deceval S.A.	10.76	5,068	(i)	10.76	5,294	(i)
A.C.H Colombia	4.21	381	(i)	4.21	400	(i)
Redeban Multicolor S.A.	1.60	217	(i)	1.60	235	(i)
Cámara de Compensación Divisas de Col. S.A.	6.71	66	(i)	6.71	71	(iii)
Cámara de Riesgo Central de Contraparte S.A.	2.43	159	(i)	2.42	172	(i)
Servibanca - Tecnibanca	4.53	934	(i)	4.53	1,011	(i)

Shares or rights in other companies

Share of Bolsa de Comercio de Santiago	2.08	1,056		2.08	1,056
Share of Bolsa Electrónica de Chile	2.44	211		2.44	211
Bolsa de Valores de Colombia	0.97	544	(i)	0.97	588
Fogacol	150,000 units	64	(i)	150,000 units	69	(i)

Total		14,241			14,648

(i)	This corresponds to investments in other companies made by its Colombian subsidiaries.
(ii)	A total of 512,018 shares of Transbank S were acquired for MCh$104 in 2015.
(iii)	A total of 8,450,712 shares of Cámara de Compensación Divisas de Col. S.A. were acquired for MCh$5 in 2015.
(iv)	A total of 55 shares of Combanc S.A. were acquired for MCh$27 in 2015.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

For the periods ended March 31, 2016 and 2015, the Bank received dividends from the following companies:

	As of March 31, 2016	As of March 31, 2015
	MCh$	MCh$
Dividends received	518	907

Total	518	907

Movements in these investments for the periods ended March 31, 2016 and December 31, 2015, are detailed as follows:

	As of March 31, 2016	As of December 31, 2015
	MCh$	MCh$
Opening carrying amount as of January 1	14,648	15,842
Investments acquired	—	136
Investments sold	—	(108)
Reclassifications	—	(485)
Exchange differences	(407)	(737)

Total	14,241	14,648

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 12 -	INTANGIBLE ASSETS

a)	As of March 31, 2016 and December 31, 2015, this account is detailed as follows:

As of March 31, 2016	Useful Life (Years)	Remaining Life (Years)	Net Assets as of 01/01/2016	Gross Balance	Accumulated Amortization	Net Assets
			MCh$	MCh$	MCh$	MCh$
Integrated banking system (1)	15	2	1,898	9,342	(7,755)	1,587
Computer software or systems	5	1	13,732	81,446	(29,184)	52,262
IT projects and licenses	7	6	23,806	41,714	(17,452)	24,262
Arising from business combination			625,241	658,642	(49,762)	608,880
-Goodwill			345,620	338,909	—	338,909
-Licenses			42,277	41,066	—	41,066
-Trademarks	4	2	3,644	7,103	(3,932)	3,171
-Customer relationships	21	18	232,375	269,572	(45,010)	224,562
-Other intangible assets	6	4	1,325	1,992	(820)	1,172
Other projects	6	2	587	2,239	(1,688)	551

Total			665,264	793,383	(105,841)	687,542

As of December 31, 2015	Useful Life (Years)	Remaining Life (Years)	Net Assets as of 01/01/2015	Gross Balance	Accumulated Amortization	Net Assets
			MCh$	MCh$	MCh$	MCh$
Integrated banking system (1)	15	2	3,073	9,248	(7,350)	1,898
Computer software or systems	5	1	11,982	41,621	(27,889)	13,732
IT projects and licenses	7	6	23,610	40,006	(16,200)	23,806
Arising from business combination			718,452	671,693	(46,452)	625,241
-Goodwill			386,180	345,620	—	345,620
-Licenses			46,797	42,277	—	42,277
-Trademarks	4	2	5,763	7,200	(3,556)	3,644
-Customer relationships	21	18	277,850	274,531	(42,156)	232,375
-Other intangible assets	6	4	1,862	2,065	(740)	1,325
Other projects	6	2	660	2,239	(1,652)	587

Total			757,777	764,807	(99,543)	665,264

(1)	Integrated Banking System (IBS) is the Bank’s central operating system, which replaces the diverse operating systems used previously, providing one sole central system that supplies up-to-date information on customers for each of the business lines, calculating net income as well as the profitability of each product and customer segment.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

b)	Movements of gross intangible assets as of March 31, 2016 and December 31, 2015, are detailed as follows:

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Other Projects	Total
January 1, 2016	9,248	41,621	40,006	671,693	2,239	764,807

Acquisitions	31	40,615	1,708	—	—	42,354
Retirements	—	(129)	—	—	—	(129)
Exchange differences	63	(661)	—	(13,051)	—	(13,649)

Balances as of March 31, 2016	9,342	81,446	41,714	658,642	2,239	793,383

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Other Projects	Total
January 1, 2015	9,147	34,225	35,186	751,045	1,383	830,986

Acquisitions	34	12,175	5,120	—	56	17,385
Retirements	—	(129)	—	—	(374)	(503)
Exchange differences	67	(4,650)	(300)	(79,352)	1,174	(83,061)

Balances as of December 31, 2015	9,248	41,621	40,006	671,693	2,239	764,807

c) Movements of accumulated amortization of intangible assets as of March 31, 2016 and December 31, 2015, are detailed as follows:

2015	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Other Projects	Total
January 1, 2016	(7,350)	(27,889)	(16,200)	(46,452)	(1,652)	(99,543)

Amortization for the period	(354)	(1,683)	(1,246)	(3,863)	(36)	(7,182)
Exchange differences	(51)	388	(6)	553	—	884
Other	—	—	—	—	—	—

Balances as of March 31, 2016	(7,755)	(29,184)	(17,452)	(49,762)	(1,688)	(105,841)

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Other Projects	Total
January 1, 2015	(6,074)	(22,243)	(11,576)	(32,593)	(723)	(73,209)

Amortization for the period	(1,216)	(7,411)	(4,624)	(17,058)	(929)	(31,238)
Exchange differences	(60)	1,765	—	3,199	—	4,904
Other	—	—	—	—	—	—

Balances as of December 31, 2015	(7,350)	(27,889)	(16,200)	(46,452)	(1,652)	(99,543)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

d)	Impairment

At each reporting date, Banco CorpBanca will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset’s recoverable amount.

The entity will conduct impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current period, it will be tested for impairment before the year ends.

Impairment of goodwill is determined by evaluating the recoverable amount of each cash generating unit (or group) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized; goodwill acquired in a business combination shall be distributed as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with IAS 36 “Impairment of Assets”, annual impairment testing is permitted for a CGU to which goodwill has been allocated, or at any time for intangible assets with indefinite useful lives, as long as they are carried out at the same time each year. Different cash generating units and different intangible assets can be tested for impairment at different times during the year.

CorpBanca and subsidiaries conducted impairment testing for unamortized assets, including intangible assets that are still not in use, and concluded that no impairment exists.

e)	Identification of Intangible Assets with Indefinite Useful Lives.

The following factors contained in current international standards were used to identify intangible assets with indefinite useful lives arising during the business combinations carried out by the Bank:

•	The expected usage of the asset by the Bank and whether the asset(s) could be managed efficiently by another management team.

•	Typical product life cycles for the asset and public information on estimates of useful lives of similar assets that are used in a similar way.

•	Expected actions by competitors or potential competitors.

•	The level of maintenance expenditure required to obtain the expected future economic benefits from the asset and the Bank’s ability and intention to reach such a level.

•	Technical, technological, commercial or other types of obsolescence.

•	The period of control over the asset and legal or similar limits on the use of the asset, such as the expiry dates of related leases.

•	The stability of the industry in which the asset operates and changes in the market demand for the products or services output from the asset.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

•	Whether the useful life of the asset is dependent on the useful life of other assets of the Bank.

These factors are used subsequently for impairment testing, performed in accordance with IAS 36 Impairment of Assets, for non-amortizable intangible assets.

f)	Restrictions

As of March 31, 2016 and 2015, CorpBanca and its subsidiaries have no restrictions on intangible assets. In addition, no intangible assets have been given in guarantee for performance of any obligations. There are also no amounts owed by the Bank on intangible assets as of the aforementioned dates.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 13 -	PROPERTY, PLANT AND EQUIPMENT

a)	As of March 31, 2016 and December 31, 2015, this account is detailed as follows:

	Useful Life	Remaining Life	Net Assets as		Accumulated
	(Years)	(Years)	of 01/01/2016	Gross Balance	Depreciation	Net Assets
	MCh$		MCh$	MCh$	MCh$	MCh$
Buildings and land	21	15	62,488	74,724	(13,855)	60,869
Equipment	5	3	18,456	42,354	(24,500)	17,854
Other	10	5	10,686	21,629	(11,210)	10,419
- Furnishings			7,515	17,864	(9,349)	8,515
- Leased assets			834	295	(89)	206
- Other			2,337	3,470	(1,772)	1,698

Total			91,630	138,707	(49,565)	89,142

	Useful Life	Remaining Life	Net Assets as		Accumulated
	(Years)	(Years)	of 01/01/2015	Gross Balance	Depreciation	Net Assets
	MCh$		MCh$	MCh$	MCh$	MCh$
Buildings and land	21	16	67,395	76,448	(13,960)	62,488
Equipment	5	3	14,480	42,205	(23,749)	18,456
Other	10	5	10,767	22,646	(11,960)	10,686
- Furnishings			7,094	18,436	(10,921)	7,515
- Leased assets			1,188	1,542	(708)	834
- Other			2,485	2,668	(331)	2,337

Total			92,642	141,299	(49,669)	91,630

(1)	The useful life presented in the following tables is the residual useful life of the Bank’s property, plant and equipment based on the useful life established during the transition to IFRS (January 1, 2009). The total useful life was determined based on expected use given the quality of the original construction, the environment where the assets are located, the quality and extent of maintenance performed, and appraisals prepared by external specialists independent from the Bank.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

b)	Movements of gross property, plant and equipment as of March 31, 2016 and December 31, 2015, are detailed as follows:

	Buildings and Land	Equipment	Other	Total
January 1, 2016	76,448	42,205	22,646	141,299

Acquisitions	278	1,677	232	2,187
Retirements	(350)	(174)	(880)	(1,404)
Impairment of property, plant and equipment		(17)		(17)
Exchange differences	(1,652)	(1,338)	(15)	(3,005)
Other	—	1	(354)	(353)

Balances as of March 31, 2016	74,724	42,354	21,629	138,707

	Buildings and Land	Equipment	Other	Total
January 1, 2015	83,239	41,560	24,427	149,226

Acquisitions	7,451	9,601	2,825	19,877
Retirements	(4,346)	(1,970)	(592)	(6,908)
Impairment of property, plant and equipment	—	(332)	—	(332)
Exchange differences	(9,895)	(6,911)	(1,200)	(18,006)
Other	(1)	257	(2,814)	(2,558)

Balances as of December 31, 2015	76,448	42,205	22,646	141,299

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

c)	Movements of accumulated depreciation of property, plant and equipment as of March 31, 2016 and December 31, 2015, are detailed as follows:

	Buildings and Land	Equipment	Other	Total
January 1, 2016	(13,960)	(23,749)	(11,960)	(49,669)

Depreciation for the period	(1,076)	(1,402)	(459)	(2,937)
Sales and/or retirements for the period	329	166	70	565
Exchange differences	852	485	1,139	2,476

Balances as of March 31, 2016	(13,855)	(24,500)	(11,210)	(49,565)

	Buildings and Land	Equipment	Other	Total
January 1, 2015	(15,844)	(27,080)	(13,660)	(56,584)

Depreciation for the period	(4,121)	(4,598)	(2,948)	(11,667)
Sales and/or retirements for the period	696	1,099	908	2,703
Exchange differences	5,309	6,830	3,740	15,879

Balances as of December 31, 2015	(13,960)	(23,749)	(11,960)	(49,669)

d) As of March 31, 2016 and 2015, the Bank and its subsidiaries have no restrictions on property, plant and equipment. In addition, no property, plant and equipment have been given in guarantee for performance of any obligations. There are also no amounts owed by the Bank on property, plant and equipment as of the aforementioned dates.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 14 -	OTHER ASSETS

a)	As of March 31, 2016 and December 31, 2015, this account is detailed as follows:

	As of March 31, 2016	As of December 31, 2015
	MCh$	MCh$
Leased assets (5)	17,613	52,388
Assets awarded and recovered (6)	2,895	340
Assets received in lieu of payment	6,854	5,608
Provisions for assets received in lieu of payment	(5,373)	(5,631)
Assets awarded in court-ordered public auction	1,414	363
Other assets	384,042	409,876
Lease prepayments (1)	16,398	16,805
Accounts and notes receivable (2)	98,514	94,649
Prepaid expenses (3)	28,910	37,002
Projects in development (4)	21,199	32,797
Notes in clearance from banks without local offices	340	1,067
Threshold effect guarantees (7)	165,572	171,626
SBIF guarantee deposit (8)	21,765	21,765
Other	31,344	34,165

Total	404,550	462,604

(1)	Leases prepaid to SMU S.A. for ATM space. (See Note 29, letter b) to these financial statements.)
(2)	This includes rights and accounts that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending collections.
(3)	It incorporates payments made for different services that will be received (leases, insurance and others) that have not yet been accrued.
(4)	IT projects and other projects in progress.
(5)	Property, plant and equipment to be given under finance lease.
(6)	Assets received in lieu of payment are assets received as payment of past-due debts of customers. The set of assets held by the Bank that were acquired in lieu of payment should at no time exceed 20% of the Bank’s regulatory capital. These assets currently represent 0.01% (0.02% as of December 31, 2015) of the Bank’s regulatory capital.

Assets awarded in court-ordered auctions are assets that have been awarded in court-ordered auctions to pay debts previously contracted with the Bank. Assets awarded in court-ordered auctions are not subject to the previously mentioned margin. These properties are available-for-sale assets. For the majority of the assets, the Bank expects to complete the sale within one year of the date on which the asset was received or acquired. If the asset is not sold during the course of a year, it must be charged off.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Provisions are also recorded for the difference between the initial value of these assets and their realizable value when the former is greater.

(7)	Guarantees for financial transactions.
(8)	As of December 31, 2015, the Bank recorded a guarantee of MCh$21,765, in conformity with Ruling No. 16191 dated December 30, 2015, in which the SBIF imposed a fine on CorpBanca for allegedly violating credit margins. This amount was deposited on January 8, 2016, in a special current account maintained by the SBIF at Banco del Estado de Chile, and, in conformity with article 23 of the GBL, it will remain there while the motion for review is pending ruling from the Santiago Court of Appeals.

b)	Movements in the provision for assets received or awarded in lieu of payment for the three-month periods ended March 31, 2016 and 2015, and the year ended December 31, 2015, are detailed as follows:

Accumulated Amortization and Impairment	Provisions for Assets Received in Lieu of Payment
MCh$
Balance as of January 1, 2016	5,631

Provisions released	(464)
Provisions recorded	19
Exchange differences	187

Balance as of March 31, 2016	5,373

Balance as of January 1, 2015	7,995

Provisions released	(1,699)
Provisions recorded	1,185
Exchange differences	(1,850)

Balance as of December 31, 2015	5,631

Balance as of January 1, 2015	7,995

Provisions released	(416)
Provisions recorded	1
Exchange differences	(49)

Balance as of March 31, 2015	7,531

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 15 -	DEPOSITS AND OTHER DEMAND OBLIGATIONS AND BORROWINGS

As of March 31, 2016 and December 31, 2015, this account is detailed as follows:

	As of	As of
	March 31,	December 31,
	2016	2015
	MCh$	MCh$
a) Current accounts and other demand deposits

Current accounts	1,844,013	1,833,746
Other demand deposits and accounts	2,185,534	2,391,431
Payments in advance from customers	104,913	111,386
Other demand balances payable	125,411	95,056

Total	4,259,871	4,431,619

b) Savings accounts and time deposits

Time deposits	8,248,565	8,463,703
Term savings accounts	31,802	31,573
Other term balances payable	307	327

Total	8,280,674	8,495,603

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 16 -	BORROWINGS FROM FINANCIAL INSTITUTIONS

a)	As of March 31, 2016 and December 31, 2015, borrowings from financial institutions are detailed as follows:

	As of	As of
	March 31,	December 31,
	2016	2015
	MCh$	MCh$
Loans from Chilean Financial Institutions

Banco de Chile	567	536

	567	536

Subtotal

Loans from Foreign Financial Institutions

Standard Chartered Bank	96,847	55,345
Commerzbank AG	114,092	97,659
Wells Fargo Bank, N.A.	157,263	180,493
Citibank N.A.	203,414	118,225
Findeter S.A - Financiera del Desarrollo Territorial	69,598	66,133
Sumitomo Mitsui Banking Corporation	57,954	128,792
Bancoldex S.A - Banco de Comercio Exterior de Colombia S.A	30,205	28,885
Bank of America, N.A.	136,052	115,915
Bank of Montreal	28,003	36,894
Corporacion Andina de Fomento	33,133	35,340
Bank of New York	37,131	38,904
Bank of Nova Scotia	21,093	10,414
Mercantil Commercebank, N.A	37,054	39,127
Banco Crédito del Peru	9,354	17,775
HSBC England	27,004	28,294
HSBC USA	27,004	28,294
Banco Latinoamericano del Exterior SA	54,679	—
Banco del Estado de Chile New York	—	14,234
Bancolombia	4,003	—
Finagro	6,697	7,379
Banco Davivienda S.A.	10,109
Taiwan Cooperative Bank	53,544	21,480
Banco Aliado S.A.	3,336	3,552
Banco República	1,859	11,348
Banque Nationale Du Canada	23,629	24,757
Mizuho	—	24,757
Bank of Taiwan	10,732	11,389
BNP Paribas	23,629	24,757
Banco de la Produccion SA	17,053	22,502
Banco Latinoamericano de Export.	—	58,861
Apple Bank for Savings	13,502	14,147
Global Bank Corporation	20,253	—
Credicorp Capital SASAF	80,112	60,734
Kookmin Bank of New York	16,758	17,808
Copr. Financiera de Desarrollo S.A. (Cofide)	87,050	42,746
Bancaribe Curacao Bank N.V.	13,357	14,217
Other banks	143,031	126,892

Subtotal	1,668,534	1,528,049

Total	1,669,101	1,528,585

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 17 -	DEBT INSTRUMENTS ISSUED AND OTHER FINANCIAL LIABILITIES

As of March 31, 2016 and December 31, 2015, this account is detailed as follows:

	As of	As of
	March 31,	December 31,
	2016	2015
	MCh$	MCh$
Debt instruments issued
Letters of credit	75,048	79,761
Senior bonds	2,195,073	2,215,515
Subordinated bonds	911,690	932,278

Subtotal	3,181,811	3,227,554

Other financial liabilities
Public-sector obligations	3,616	3,629
Other Chilean obligations	7,956	9,236
Foreign obligations	1,588	1,610

Subtotal	13,160	14,475

Total	3,194,971	3,242,029

Debt classified as short term includes demand obligations or obligations that will mature in less than one year. All other debt is classified as long term, and is detailed as follows:

By Maturity	As of March 31, 2016
	Long-Term	Short-Term	Total
	MCh$	MCh$	MCh$
Letters of credit	61,469	13,579	75,048
Senior bonds	1,871,991	323,082	2,195,073
Subordinated bonds	859,901	51,789	911,690

Debt instruments issued	2,793,361	388,450	3,181,811

Other financial liabilities	3,497	9,663	13,160

	As of December 31, 2015
	Long-Term	Short-Term	Total
	MCh$	MCh$	MCh$
Letters of credit	67,334	12,427	79,761
Senior bonds	1,876,960	338,555	2,215,515
Subordinated bonds	904,991	27,287	932,278

Debt instruments issued	2,849,285	378,269	3,227,554

Other financial liabilities	3,534	10,941	14,475

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The following tables provide further detail on each debt instrument as of March 31, 2016 and December 31, 2015:

a)	Letters of Credit

	As of	As of
	March 31,	December 31,
	2016	2015
	MCh$	MCh$
Expiring within 1 year	13,579	12,427
Expiring between 1 and 2 years	9,399	10,188
Expiring between 2 and 3 years	8,066	8,620
Expiring between 3 and 4 years	6,084	7,806
Expiring between 4 and 5 years	6,831	7,094
Expiring in more than 5 years	31,089	33,626

Total letters of credit	75,048	79,761

b)	Senior Bonds

	As of	As of
	March 31,	December 31,
	2016	2015
	MCh$	MCh$
BCORAE0710	246,918	260,280
BCORAF0710	158,346	159,717
BCORAG0710	78,236	78,622
BCORAI0710	185,423	185,392
BCOR-J0606	5,231	5,073
BCOR-L0707	103,815	103,978
BCORAJ0710	73,847	73,938
BCOR-P0110	23,399	23,830
BCORBW0914	46,295	45,044
BCOR-R0110	132,522	132,996
BCORUSD0118	484,195	519,206
BCORUSD0919	494,219	530,943
Fixed-rate financial bonds	47,754	324
UVR financial bonds	12,966	12,779
IBR financial bonds	18,873	—
CPI financial bonds	83,034	83,393

Total senior bonds	2,195,073	2,215,515

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Senior bond maturities are detailed as follows:

	As of	As of
	March 31,	December 31,
	2016	2015
	MCh$	MCh$
Maturing within 1 year	323,082	338,555
Maturing between 1 and 2 years	853,675	332,268
Maturing between 2 and 3 years	137,247	629,466
Maturing between 3 and 4 years	477,773	492,196
Maturing between 4 and 5 years	339,266	360,248
Maturing in more than 5 years	64,030	62,782

Total senior bonds	2,195,073	2,215,515

c)	Subordinated Bonds

	As of	As of
	March 31,	December 31,
	2016	2015
	MCh$	MCh$
UCOR-V0808	136,107	136,694
UCOR-Y1197	7,593	7,397
UCOR-Z1197	17,675	17,216
UCORAA0809	124,442	125,056
UCORBF0710	12,574	12,610
UCORBI0710	30,465	30,550
UCORBJ0710	135,187	135,589
UCORBL0710	105,877	106,170
UCORBN0710	77,952	78,183
UCORBP0710	36,678	36,791
Series B in US$	116,091	122,927
Series A (*)	445	1,594
Series B (*)	54,132	63,982
Series AS10 (*)	23,490	23,925
Series AS15 (*)	32,982	33,594

Total subordinated bonds	911,690	932,278

(*)	Debt instruments issued by Banco CorpBanca Colombia.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Subordinated bond maturities are detailed as follows:

	As of March 31, 2016	As of December 31, 2015
	MCh$	MCh$
Maturing within 1 year	51,789	27,287
Maturing between 1 and 2 years	18,671	51,148
Maturing between 2 and 3 years	40,131	18,460
Maturing between 3 and 4 years	18,671	42,521
Maturing between 4 and 5 years	18,671	18,460
Maturing in more than 5 years	763,757	774,402

Total subordinated bonds	911,690	932,278

d)	Other Financial Liabilities

	As of March 31, 2016	As of December 31, 2015
	MCh$	MCh$
Maturing within 1 year	1,707	1,705
Maturing between 1 and 2 years	68	113
Maturing between 2 and 3 years	622	613
Maturing between 3 and 4 years	918	301
Maturing between 4 and 5 years	33	648
Maturing in more than 5 years	1,856	1,859

Total other financial liabilities	5,204	5,239

Short-term liabilities:

Amounts due to credit card operators	7,956	9,236
Other	—	—

Total short-term financial liabilities	7,956	9,236

Total other financial liabilities	13,160	14,475

As of March 31, 2016 and December 31, 2015, the Bank has not defaulted on principal, interest or other payments related to its debt instruments.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 18 -	OTHER LIABILITIES

As of March 31, 2016 and December 31, 2015, this account is detailed as follows:

	As of	As of
	March 31,	December 31,
	2016	2015
	MCh$	MCh$
Accounts and notes payable (1)	116,615	134,695
Dividends payable	4,860	259
Unearned revenue	4,860	7,878
Miscellaneous payables	2,957	23,368
Provision for commissions and consulting fees	7,429	1,753
Threshold effect guarantees (2)	22,487	35,388
Funds applicable		—
Payable to SBIF (3)	21,765	21,765
Other liabilities	2,096	6,098

Total	183,069	231,204

(1)	This consists of obligations that fall outside the Bank’s line of business such as withholding taxes, social security payments, credits on materials purchases, credits on or obligations for lease agreements to acquire property, plant or equipment, or provisions for expenses pending payment.
(2)	Guarantees for financial transactions.
(3)	As of December 31, 2015, the Bank recorded a guarantee of MCh$21,765, in conformity with Ruling No. 16191 dated December 30, 2015, in which the SBIF imposed a fine on CorpBanca for allegedly violating credit margins. This amount was deposited on January 8, 2016, in a special current account maintained by the SBIF at Banco del Estado de Chile, and, in conformity with article 23 of the GBL, it will remain there while the motion for review is pending ruling from the Santiago Court of Appeals.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 19 -	CONTINGENCIES, COMMITMENTS AND RESPONSIBILITIES

a)	Commitments and responsibilities accounted for in off-balance-sheet memorandum accounts:

The Bank, its subsidiaries and its foreign branch record the following balances related to commitments and responsibilities that fall within its line of business in off-balance-sheet memorandum accounts:

	As of March 31, 2016	As of December 31, 2015
	MCh$	MCh$
CONTINGENT LOANS	3,235,822	3,285,411
Guarantees and surety bonds	161,083	171,902
Guarantees and surety bonds in Chilean currency	—	—
Guarantees and surety bonds in foreign currency	161,083	171,902
Confirmed foreign letters of credit	1,014	1,633
Issued documentary letters of credit	27,826	29,926
Bank guarantees	852,777	862,193
Immediately available credit lines	1,575,078	1,593,174
Other loan commitments	618,044	626,583
Other contingent loans	—	—
TRANSACTIONS ON BEHALF OF THIRD PARTIES	1,758,031	1,783,233
Collections	23,529	25,042
Collections in foreign countries	3,815	5,276
Collections in Chile	19,714	19,766
Placement or sale of financial instruments	—	—
Placement of publicly-traded securities	—	—
Sale of letters of credit for bank operations	—	—
Sale of other instruments	—	—
Transferred financial assets managed by the bank	511,440	505,928
Assets ceded to insurance companies	31,320	32,943
Securitized assets	—	—
Other assets ceded to third parties	480,120	472,985
Third-party resources managed by the bank	1,223,062	1,252,263
Financial assets managed on behalf of third parties	1,223,062	1,252,263
Other assets managed on behalf of third parties	—	—
Financial assets acquired in bank’s name	—	—
Other assets acquired in bank’s name	—	—
SECURITIES CUSTODY	489,446	514,228
Securities in custody held by the bank	142,594	148,759
Securities deposited in other entities	253,661	270,589
Instruments issued by the bank	93,191	94,880
Time deposit promissory notes	93,191	94,880
Letters of credit for sale	—	—
Other documents	—	—
COMMITMENTS	—	—
Guarantees for underwriting transactions	—	—
Commitments to acquire assets	—	—

Total	5,483,299	5,582,872

The preceding table only includes the most significant balances.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

b)	Pending Litigation

b.1) CorpBanca

As of the date of issuance of these financial statements, there are lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Division, present no risk of significant loss. Nevertheless, as of March 31, 2016, it has recorded provisions of MCh$21,765 (MCh$21,765 as of December 31, 2015) for the SBIF fine.

	As of	As of
	March 31,	December 31,
	2016	2015
	MCh$	MCh$
Opening balance	21,765	207
Provisions recorded	—	21,765
Provisions released	—	(207)

Closing balance	21,765	21,765

b.2) CorpBanca Corredores de Bolsa S.A.

According to the Bank’s Legal Services Division, as of March 31, 2016 and December 31, 2015, this company does not have any pending lawsuits that represent a risk of significant loss for the subsidiary.

As of March 31, 2016, the subsidiary had MCh$196,393 in doubtful accounts related to customer management. In the opinion of the Bank’s general counsel, not recovering the amounts owed could result in a loss for the subsidiary. Therefore, the subsidiary has recorded a provision in its financial statements of 100% of the amounts owed.

Before the Fifth Criminal Court of Santiago, in fraud case No. 149913-7, as part of a criminal suit filed by Banco del Estado de Chile, to which CorpBanca Corredores de Bolsa S.A. is not party, the court seized (in the Company’s opinion, improperly) Time Deposit No. 00243145 for ThCh$42,788 (historical pesos) that Concepción S.A. Corredores de Bolsa, now CorpBanca Corredores de Bolsa S.A., had acquired from its initial beneficiary, because it was considered corpus delicti. This time deposit is fully provisioned in the subsidiary’s financial statements and is presented net of the provision in other assets.

b.3) Banco CorpBanca Colombia S.A.

The bank and its subsidiaries are involved in civil, labor and administrative proceedings. Of the 159 outstanding civil and administrative proceedings, 100 are related to banking operations and 59 to ownership of leased assets. Compensation sought amounts to approximately MCh$27,124. Of these proceedings, the probability of loss is possible in 131 cases, remote in 9 cases and likely in 19 cases. Provisions for those proceedings classified as likely in accordance with IAS 37 total MCh$842.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The proceedings classified as likely include one class action suit from 2010 that affects the entire financial sector. No court proceedings, adverse rulings or complaints were filed that, given their amount, might materially affect the Bank’s capital. The common legal proceedings or processes that affect most of the financial sector will not necessarily be ruled on in 2016, but perhaps in subsequent years. Particularly because of the portfolio sales by Banco CorpBanca Colombia, which make its particular situation different from other banks that are party to the lawsuit, it is difficult to quantify the status of these proceedings and impossible to determine the financial implications.

There are 118 labor proceedings seeking a total of MCh$1,532, for which MCh$1,009 has been provisioned, equivalent to 70%. Of these, the probability of loss is remote in 51 cases and likely in 67 cases.

b.4) Other Companies Included in Consolidation

As of March 31, 2016, the other companies do not have any pending lawsuits that represent a risk of significant loss for the Bank. .

•	CorpBanca Asesorías Financieras S.A.

•	CorpBanca Administradora General de Fondos S.A.

•	CorpBanca Corredores de Seguros S.A.

•	CorpLegal S.A.

•	CorpBanca New York Branch.

•	SMU CORP S.A.

•	CorpBanca Investment Trust Colombia S.A.

•	CorpBanca Securities Inc.

•	Recaudaciones y Cobranzas S.A.

•	Helm Corredor de Seguros S.A.

c)	Contingent Loans

The following table contains the amounts for which the Bank is contractually obliged to provide loans and the amount of credit risk provisions established:

	As of	As of
	March 31,	December 31,
	2016	2015
	MCh$	MCh$
Guarantees and surety bonds	161,083	171,902
Documentary letters of credit	27,826	29,926
Confirmed foreign letters of credit	1,014	1,633
Bank guarantees	852,777	862,193
Available credit on lines of credit and credit cards	1,575,078	1,593,174
Student loans (Law No. 20,027)	358,016	356,248
Other	260,028	270,335

Subtotal (Note 19 a)	3,235,822	3,285,411
Provisions for contingent loans	(32,665)	(18,053)

Total	3,203,157	3,267,358

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

d)	Liabilities

d.1) CorpBanca

The Bank and its subsidiaries have the following liabilities arising from the normal course of business:

	As of	As of
	March 31,	December 31,
	2016	2015
	MCh$	MCh$
Documents in collections	23,529	25,042
Transferred financial assets managed by the bank	511,440	505,928
Third-party resources managed by the bank	1,223,062	1,252,263
Securities custody	489,446	514,228

Total	2,247,477	2,297,461

d.2) CorpBanca Corredores de Bolsa

The subsidiary CorpBanca Corredores de Bolsa S.A. presents the following information regarding securities in custody:

As of March 31, 2016

	Domestic			Foreign
		Fixed &			Fixed &
	Variable	Money Mkt	Other	Variable	Money Mkt	Other	Total
Custody services for unrelated third parties	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management	215,099	63,474	—	1	—	—	278,574
Portfolio management	—	—	—	—	—	—	—
Voluntary pension savings management	—	—	—	—	—	—	—

Total	215,099	63,474	—	1	—	—	278,574

Percentage in custody of CSD (%)	96.66%	99.21%		100.00%			97.24%

As of December 31, 2015

	Domestic			Foreign
		Fixed &			Fixed &
	Variable	Money Mkt	Other	Variable	Money Mkt	Other	Total
Custody services for unrelated third parties	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management	214,378	62,953	—	1	—	—	277,332
Portfolio management	—	—	—	—	—	—	—
Voluntary pension savings management	—	—	—	—	—	—	—

Total	214,378	62,953	—	1	—	—	277,332

Percentage in custody of CSD (% )	96.66%	99.21%	—	100.00%	—	—	97.24%

As of March 31, 2016

	Domestic			Foreign
		Fixed &			Fixed &
	Variable	Money Mkt	Other	Variable	Money Mkt	Other	Total
Custody services for related third parties	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management	1,700	—	—	—	—	—	1,700
Portfolio management	—	—	—	—	—	—	—
Voluntary pension savings management	—	—	—	—	—	—	—

Total	1,700	—	—	—	—	—	1,700

Percentage in custody of CSD (% )	100.00%	—	—	—	—	—	95.74%

As of December 31, 2015

	Domestic			Foreign
		Fixed &			Fixed &
	Variable	Money Mkt	Other	Variable	Money Mkt	Other	Total
Custody services for related third parties	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management	909	40	—	—	—	—	949
Portfolio management	—	—	—	—	—	—	—
Voluntary pension savings management	—	—	—	—	—	—	—

Total	909	40	—	—	—	—	949

Percentage in custody of CSD (% )	100.00%	0.00%	—	—	—	—	95.78%

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

d.3) CorpBanca Corredores de Seguros

In order to comply with Art. 58, letter d) of DFL 251 of 1930, which states, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Superintendency of Securities and Insurance, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties that contract policies through the brokerage house”, the Company renewed the following policies, taking effect April 15, 2015, and expiring April 14, 2016, through Consorcio Nacional de Seguros S.A.:

Policy	Insured Item	Amount Insured (UF)
10027833	Civil liability	60,000
10027843	Guarantee	500

Guarantees Furnished

e.1) CorpBanca

Assets provided as guarantees:

	As of	As of
	March 31,	December 31,
	2016	2015
	MCh$	MCh$
Assets provided as guarantees	12,222	16,524

Total	12,222	16,524

e.2) CorpBanca Corredores de Bolsa S.A.

Direct Commitments.

As of March 31, 2016 and December 31, 2015, the Company does not have any direct commitments.

Real Guarantees in Assets Established in Favor of Third-Party Obligations.

With the exception of guarantees that must be established in the normal course of business in accordance with securities laws or regulations, as of March 31, 2016 and December 31, 2015, the Company does not have any real guarantees involving Bank assets established in favor of third parties.

Personal Guarantees.

As of March 31, 2016 and December 31, 2015, the Company has not granted any personal guarantees.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Operating Guarantees.

In compliance with articles 30 and 31 of Law No. 18,045 (Securities Market Law), the Company has established a guarantee of UF 4,000 expiring on April 22, 2016, through Compañía de Seguros de Crédito Continental S.A., designating the Santiago Stock Exchange as the creditors’ representative.

On November 29, 2014, an employee fidelity insurance policy with MUS$10 in coverage was purchased from ORION SEGUROS GENERALES, expiring November 28, 2015.

On November 28, 2015, an employee fidelity insurance policy from ORION SEGUROS GENERALES with MUS$10 in coverage was extended, expiring December 29, 2015.

On December 29, 2015, an employee fidelity insurance policy with MUS$10 in coverage was purchased from ORION SEGUROS GENERALES, expiring December 29, 2016.

This subsidiary maintains shares in the stock exchanges to guarantee simultaneous operations for MCh$8,700 (MCh$10,497 in December 2015).

The Bank has established guarantees for MUS$100, equivalent to MCh$67, and MUS$30, equivalent to MCh$20, (MUS$100, equivalent to MCh$71, and MUS$30, equivalent to MCh$21 in December 2015), to guarantee transactions with foreign traders Pershing and Corp FX, respectively. The latter is a Chilean company engaged primarily in purchasing and selling financial assets on its own or on behalf of third parties and, in general, carrying out any type of purchase and sale transaction, arbitrage and/or any transaction or operation involving any monetary and/or financial assets, expressly including derivative contracts (swaps, forwards, options and/or arbitrage) for any type of underlying asset, in addition to receiving guarantees for the contracts and operations mentioned above, and accepting any type of mandate for these transactions involving any type of asset over which these guarantees are established.

The Company has fixed income instruments and cash deposits in the Santiago Stock Exchange to guarantee transactions in the Securities Settlement and Clearing House (CCLV) that totaled MCh$3,554 and MCh$0, respectively (MCh$6,015 and MCh$795 in December 2015).

e.3) CorpBanca Administradora General de Fondos S.A.

Commitments

As of March 31, 2016 and December 31, 2015, the Company does not have any direct commitments.

Guarantees Established in Favor of Third-Party Obligations

On December 29, 2015, CorpBanca Administradora General de Fondos S.A. purchased a bankers blanket bond with Compañía Orion Seguros Generales, to insure itself against employee dishonesty, expiring December 29, 2016. The policy provides coverage of MUS$5 per claim and an annual aggregate of MUS$10.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

On November 29, 2015, CorpBanca Administradora General de Fondos S.A. extended the employee dishonesty insurance policy it had with Orion Seguros Generales S.A. until December 29, 2015.

On November 29, 2014, an employee fidelity insurance policy with coverage of MUS$5 per claim and an annual aggregate of MUS$10 was purchased from Compañía de Seguros Orion S.A., expiring November 28, 2015.

On October 29, 2014, CorpBanca Administradora General de Fondos S.A. extended the employee dishonesty insurance policy it had with Orion Seguros Generales S.A. until November 29, 2014.

e.4) Other Companies Included in Consolidation

As of March 31, 2016 and December 31, 2015, the following companies have not granted any guarantees that must be disclosed in these financial statements: .

•	CorpBanca Asesorías Financieras S.A.

•	CorpBanca Corredores de Seguros S.A.

•	CorpLegal S.A.

•	CorpBanca New York Branch.

•	SMU CORP S.A.

•	Banco CorpBanca Colombia and Subsidiaries.

•	CorpBanca Securities Inc.

•	Recaudaciones y Cobranzas S.A.

•	Helm Corredores de Seguros S.A.

Other Obligations

f.1) CorpBanca

•	The Bank is authorized to transfer to its customers any obligations for deferred customs duties arising from imports of leased assets. These transfers take place with prior authorization from the National Customs Service. As of March 31, 2016 and December 31, 2015, the Bank has not transferred any customs duties obligations to its customers.

f.2) CorpBanca Administradora General de Fondos S.A.

On December 19, 2013, the Chilean Treasury seized the funds deposited in account No. 1244905 at CorpBanca that the Company had in that bank for a past due tax debt for MCh$22, according to Administrative File 10305-2013 (Las Condes). The debt arose because of an error by the entity responsible for sending the tax payment charged by the Internal Revenue Service.

On December 27, 2013, the debt was paid and the Company filed a motion to release the seized assets.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

On February 7, 2014, the seized assets were released into account No. 1244905 at CorpBanca.

f.3) Other Companies Included in Consolidation

As of March 31, 2016 and December 31, 2015, the following companies have no other obligations that must be disclosed in these financial statements: .

•	CorpBanca Corredores de Bolsa S.A.

•	CorpBanca Asesorías Financieras S.A.

•	CorpBanca Corredores de Seguros S.A.

•	CorpLegal S.A.

•	CorpBanca New York Branch.

•	SMU CORP S.A.

•	Banco CorpBanca Colombia and Subsidiaries.

•	CorpBanca Securities Inc.

•	Recaudaciones y Cobranzas S.A.

•	Helm Corredor de Seguros S.A.

Penalties

g.1) CorpBanca Corredores de Bolsa S.A.

During the three months ended March 31, 2016, the Company, its Chief Executive Officer and/or directors have not received any penalties or fines.

CCLV Penalties and Fines as of December 31, 2015:

On December 3, 2015, the Company was fined 10 UF by the CCLV for annulling six transactions in the PH (payable today) Chamber, corresponding to clearing orders accepted by the CCLV.

On October 9, 2015, the Company was fined 50 UF by the CCLV for hedge of net seller positions during the verification hours.

On July 30, 2015, the Company was fined 12.58 UF by the CCLV for hedge of net seller positions during the extraordinary period.

On July 29, 2015, the Company was penalized by the CCLV for hedge of net seller positions during the complement period.

On May 6, 2015, the Company was penalized by the CCLV for hedge of net seller positions during the complement period.

On April 24, 2015, the Company was penalized by the CCLV for hedge of net seller positions during the complement period.

On February 17, 2015, the Company was fined 50 UF by the CCLV for hedge of net seller positions during the verification period.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 20 -	EQUITY

a.	Movements in capital and reserve accounts (attributable to Bank shareholders)

As of March 31, 2016 and December 31, 2015, the Bank’s paid in capital is represented by common shares with no par value, all of which are fully subscribed and paid, detailed as follows:

	Common Shares 2016	Common Shares 2015
	(number)	(number)
Issued as of January 1	340,358,194,234	340,358,194,234
Issuance of paid shares	—	—
Issuance of shares payable	—	—
Share buyback	—	—
Sale of treasury shares	—	—

Total	340,358,194,234	340,358,194,234

i.	Subscribed and Paid Shares

March 2016

As of March 31, 2016, the Bank’s paid capital is represented by 340,358,194,234 subscribed and paid common shares with no par value, totaling MCh$781,559.

2015

As of December 31, 2015, the Bank’s paid capital is represented by 340,358,194,234 subscribed and paid common shares with no par value, totaling MCh$781,559.

ii.	Purchases and Sales of Bank Shares

As of March 31, 2016 and December 31, 2015, there were no purchase or sale transactions by the Bank involving its own shares.

iii.	Profit Distribution

2016

•	Regarding 2015 profit, at the ordinary general shareholders’ meeting held on March 11, 2016, shareholders agreed to distribute MCh$100,886 in earnings, representing 50% of profit for the year.

•	They also agreed to distribute MCh$3,196 charged to retained earnings, giving a dividend of Ch$0.30580171 per share.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

2015

•	At an extraordinary shareholders’ meeting held June 26, 2015, shareholders approved a special dividend beginning July 1, 2015, of MCh$239,860 charged to retained earnings from 2014 and prior years.

•	Regarding 2014 profit, at the extraordinary general shareholders’ meeting held on March 12, 2015, shareholders agreed to distribute MCh$113,130 in earnings, representing 50% of profit for the year.

Main Shareholders

For the periods ended March 31, 2016 and December 31, 2015, the Bank’s main shareholders were:

	Common Shares
	2016
	No. of Shares	Ownership Interest (%)
CORP GROUP BANKING SA	148,835,852,909	43.72918	%(*)
BANCO DE CHILE ON BEHALF OF NON-RESIDENT THIRD PARTIES	34,355,796,895	10.09401%
BANCO SANTANDER ON BEHALF OF FOREIGN INVESTORS	24,627,226,731	7.23568%
COMPANIA INMOBILIARIA Y DE INVERSIONES SAGA SPA	20,918,245,555	6.14595%
BANCO ITAU ON BEHALF OF FOREIGN INVESTORS	15,613,406,923	4.58735	%(1)(*)
DEUTSCHE BANK TRUST COMPANY AMERICAS (ADRS)	14,520,747,500	4.26631%
SIERRA NEVADA INVESTMENTS CHILE DOS LTDA	9,817,092,180	2.88434%
MONEDA SA AFI FOR PIONERO INVESTMENT FUND	6,998,163,000	2.05612%
SANTANDER CORREDORES DE BOLSA LIMITADA	5,333,247,483	1.56695%
CORPBANCA CORREDORES DE BOLSA SA	4,073,678,407	1.19688%
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	3,746,512,284	1.10076%
CIA DE SEGUROS DE VIDA CONSORCIO NACIONAL DE SEGUROS SA	3,436,050,362	1.00954%
BTG PACTUAL CHILE S A C DE B	3,223,493,246	0.94709%
BCI C DE B S A	3,153,284,591	0.92646%
COMPANIA DE SEGUROS CONFUTURO S.A.	2,784,579,816	0.81813%
VALORES SECURITY S A C DE B	2,741,520,970	0.80548%
INMOB E INVERSIONES BOQUINENI LTDA	2,353,758,526	0.69155%
BANCHILE C DE B S A	2,237,294,457	0.65734%
CONSORCIO C DE B S A	2,017,215,095	0.59267%
LARRAIN VIAL S A CORREDORA DE BOLSA	1,992,350,679	0.58537%
INV LAS NIEVES S A	1,890,725,224	0.55551%
BOLSA ELECTRONICA DE CHILE BOLSA DE VALORES	1,553,655,483	0.45648%
CRN INMOBILIARIA LIMITADA	1,535,239,055	0.45107%
CREDICORP CAPITAL SA CORREDORES DE BOLSA	1,440,991,577	0.42338%
EL MADERAL INVERSIONES LTDA	1,244,312,335	0.36559%
OTHER SHAREHOLDERS	19,913,752,951	5.85082%

TOTAL	340,358,194,234	100.00000%

(1)	This group includes Itaú BBA Corredor de Bolsa S.A., which includes 802,125,023 shares in custody that are owned by Compañía Inmobiliaria y de Inversiones SAGA Limitada.
(*)	In short, the controlling group has a 49.8752% interest in CorpBanca and subsidiaries.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

	Common Shares
	2015
	No. of Shares	Ownership Interest (%)
CORP GROUP BANKING SA	148,835,852,909	43.72918	%(*)
BANCO DE CHILE ON BEHALF OF NON-RESIDENT THIRD PARTIES	31,093,128,417	9.13541%
BANCO SANTANDER ON BEHALF OF FOREIGN INVESTORS	23,965,413,566	7.04123%
COMPANIA INMOBILIARIA Y DE INVERSIONES SAGA SPA	20,918,589,773	6.14605	%(1)(*)
BANCO ITAU ON BEHALF OF FOREIGN INVESTORS	17,788,266,368	5.22634%
DEUTSCHE BANK TRUST COMPANY AMERICAS (ADRS)	16,074,657,500	4.72286%
SIERRA NEVADA INVESTMENTS CHILE DOS LTDA	9,817,092,180	2.88434%
MONEDA SA AFI FOR PIONERO INVESTMENT FUND	7,473,384,000	2.19574%
SANTANDER CORREDORES DE BOLSA LIMITADA	5,140,224,889	1.51024%
CORPBANCA CORREDORES DE BOLSA SA	4,087,354,820	1.20090%
VALORES SECURITY S A C DE B	4,024,271,107	1.18236%
CIA DE SEGUROS DE VIDA CONSORCIO NACIONAL DE SEGUROS SA	3,694,485,882	1.08547%
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	3,485,036,065	1.02393%
BCI C DE B S A	3,263,195,956	0.95875%
COMPANIA DE SEGUROS CONFUTURO S.A.	3,145,931,028	0.92430%
INMOB E INVERSIONES BOQUINENI LTDA	2,353,758,526	0.69155%
BTG PACTUAL CHILE S A C DE B	2,312,540,037	0.67944%
BANCHILE C DE B S A	1,978,989,439	0.58144%
CONSORCIO C DE B S A	1,896,991,436	0.55735%
INV LAS NIEVES S A	1,890,725,224	0.55551%
LARRAIN VIAL S A CORREDORA DE BOLSA	1,626,092,346	0.47776%
CRN INMOBILIARIA LIMITADA	1,535,239,055	0.45107%
CREDICORP CAPITAL SA CORREDORES DE BOLSA	1,389,545,804	0.40826%
EL MADERAL INVERSIONES LTDA	1,244,312,335	0.36559%
ITAU BBA C DE B LTDA	1,137,057,344	0.33408%
OTHER SHAREHOLDERS	20,186,058,228	5.93083%

TOTAL	340,358,194,234	100.00000%

*	Includes 926,513,842 shares owned by Saga that are under custody.
(1)	This group includes Deutsche Securities Corredores de Bolsa Ltda., which includes 926,513,842 shares in custody that are owned by Compañía Inmobiliaria y de Inversiones SAGA Limitada.
(*)	In short, the controlling group has a 49.8752% interest in CorpBanca and subsidiaries.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

b.	Dividends

Dividends distributed by the entity are detailed as follows:

c.	Diluted and Basic Earnings (Loss)

For the three months ended March 31, 2016 and 2015, the Bank’s diluted and basic earnings (loss) are detailed as follows:

	For the period ended		For the year ended		For the period ended
	March 31,		December 31,		March 31,
	2016		2015		2015
	No. of		No. of		No. of
	Weighted		Weighted		Weighted
	Shares	Amount	Shares	Amount	Shares	Amount
	Millions	MCh$	Millions	MCh$	Millions	MCh$
Diluted and Basic Earnings
Basic earnings (loss) per share
Profit (loss) for the period	—	(26,067)	—	201,771	—	39,689
Weighted average number of shares outstanding	340,358	—	340,358	—	340,358	—
Assumed conversion of convertible debt	—	—	—	—	—	—
Adjusted number of shares	340,358	—	340,358	—	340,358	—
Basic earnings (loss) per share (Chilean pesos)		(0.077)	—	0.593		0.117

Diluted earnings (loss) per share
Profit (loss) for the period	—	26,067	—	201,771	—	39,689
Weighted average number of shares outstanding	340,358	—	340,358	—	340,358	—
Dilutive effect of:
Assumed conversion of convertible debt
Conversion of common shares
Options rights
Adjusted number of shares	340,358	—	340,358	—	340,358	—
Diluted earnings (loss) per share (Chilean pesos)	—	(0.077)	—	0.593	—	0.117

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

d.	Valuation Accounts

Fair Value Reserve. This includes accumulated net changes in the fair value of investments available for sale until the investment is recognized or the need to make impairment provisions exists.

Translation Reserves. This includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco CorpBanca (the Chilean peso).

Cash Flow Hedge Reserves. This includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which can affect profit or loss for the period.

Foreign Investment Accounting Hedge Reserve. Corresponds to adjustments for hedges of net investments in foreign operations, mentioned above.

The following tables present movements in equity and income taxes for the periods ended March 31, 2016 and December 31, 2015:

	For the	For the
	period ended	year ended
	March 31,	December 31,
Comprehensive Loss for the Period	2016	2015
	MCh$	MCh$
Financial assets available for sale
Balance as of January 1	(55,325)	(11,605)
Losses and gains on portfolio valuation and other adjustments	18,276	(43,720)

Total	(37,049)	(55,325)

Foreign investment hedges
Balance as of January 1	(16,011)	(7,135)
Loss on hedge valuation and other adjustments	(4,468)	(8,876)

Total	(20,479)	(16,011)

Cash flow hedges
Balance as of January 1	(3,088)	958
Loss on hedge valuation and other adjustments	(522)	(4,046)

Total	(3,610)	(3,088)

Translation adjustments
Balance as of January 1	(164,143)	(82,050)
Loss on net translation adjustments	(12,780)	(82,093)

Total	(176,923)	(164,143)

Other comprehensive loss before taxes	(238,061)	(238,567)

Income taxes related to items of other comprehensive loss
Income tax related to financial assets available for sale	13,820	18,879
Income tax related to foreign hedges	2,569	4,606
Income tax related to cash flow hedges	776	742

Total	17,165	24,227

Other comprehensive loss net of taxes	(220,896)	(214,340)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

e.	Non-Controlling Interest:

This corresponds to the net amount of equity in the dependent entities attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit or loss for the period that is attributed to them. Non-controlling interest in the subsidiary’s equity and profit or loss for the period is detailed as follows:

March 31, 2016

				Other Comprehensive Loss
Subsidiary	Third-Party Interest	Equity	Income (Loss)	Financial Assets Available for Sale	Effect Translation Adjustment NY Branch	Effect Hedge of Net Inv. in Foreign Operation	Effect Cash Flow Hedge	Deferred Taxes	Total Other Compre- hensive Loss	Compre- hensive Loss
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
SMU CORP S.A.	49.00%	2,776	(123)	—	—	—	—		—	(123)
Helm Corredor de Seguros S.A	20.00%	1,652	27	—	—	—	—		—	27
Banco CorpBanca Colombia and Subsidiaries	33.62%	303,617	355	(2,517)	—	2,414	—	1,213	1,110	1,465

		308,045	259						1,110	1,369

December 31, 2015
				Other Comprehensive Loss
Subsidiary	Third-Party Interest	Equity	Income (Loss)	Financial Assets Available for Sale	Effect Translation Adjustment NY Branch	Effect Hedge of Net Inv. in Foreign Operation	Effect Cash Flow Hedge	Deferred Taxes	Total Other Compre- hensive Loss	Compre- hensive Loss
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
SMU CORP S.A.	49.00%	2,644	(526)	—	—	—	—	—	—	(526)
Helm Corredor de Seguros S.A	20.00%	1,673	169	—	—	—	—	—	—	169
Banco CorpBanca Colombia and Subsidiaries	33.62%	309,540	23,459	7,431	—	945	—	(3,239)	5,137	28,596

		313,857	23,102						5,137	28,239

March 31, 2015
				Other Comprehensive Loss
Subsidiary	Third-Party Interest	Equity	Income (Loss)	Financial Assets Available for Sale	Effect Translation Adjustment NY Branch	Effect Hedge of Net Inv. in Foreign Operation	Effect Cash Flow Hedge	Deferred Taxes	Total Other Compre- hensive Loss	Compre- hensive Loss
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
SMU CORP S.A.	49.00%	2,614	(129)	—	—	—	—	—	—	(129)
Helm Corredor de Seguros S.A	20.00%	1,687	34	—	—	—	—	—	—	34
Banco CorpBanca Colombia and Subsidiaries	33.62%	311,299	7,599	(803)	—	185	—	225	(393)	7,206

		315,600	7,504						(393)	7,111

Movements in non-controlling interest are detailed as follows:

	For the	For the year	For the
	period ended	ended	period ended
	March 31,	December 31,	March 31,
	2016	2015	2015
	MCh$	MCh$	MCh$
Opening balance	313,857	324,313	324,313
Comprehensive loss for the period	1,369	28,239	7,111
Change in non-controlling interest	(7,181)	(38,695)	(15,824)

Closing balance	308,045	313,857	315,600

•	Movements generated by non-controlling interest. CorpBanca decided to value non-controlling interest at fair value. To do so, each movement of assets and liabilities created at the time of purchase will move in proportion to non-controlling interest based on how they are generated.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 21 -	INTEREST AND INDEXATION INCOME AND EXPENSES

This account includes interest accrued during the period on all financial assets whose implicit or explicit return is obtained by applying the effective interest rate method independent of whether they are valued at fair value, as well as rectifications of products as a result of accounting hedges, which forms part of interest and indexation income and expenses as shown in the Statement of Income for the Period. Interest and indexation is recognized as received for the past-due portfolio, as well as the amount that was not recognized in the Statement of Income for the Year because recognition was suspended on an accrual basis.

a.	For the three months ended March 31, 2016 and 2015, interest and indexation income is detailed as follows:

	For the period ended March 31,				For the period ended March 31,
	2016				2015
			Prepayment				Prepayment
	Interest	Indexation	Fees	Total	Interest	Indexation	Fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal Portfolio
Repurchase agreements	2,994	2	—	2,996	6,809	—	—	6,809
Loans and advances to banks	2,845	—	—	2,845	3,173	—	—	3,173
Commercial loans	172,447	17,270	212	189,929	158,576	(350)	578	158,804
Mortgage loans	29,177	12,231	303	41,711	29,815	49	—	29,864
Consumer loans	59,808	1	223	60,032	64,986	(3)	167	65,150
Investment securities	20,513	3,812	—	24,325	6,334	66	—	6,400
Other interest or indexation income	1,689	142	—	1,831	1,724	—	—	1,724
Gain (loss) from accounting hedges	(697)	688	—	(9)	(2,948)	—	—	(2,948)

Subtotal	288,776	34,146	738	323,660	268,469	(238)	745	268,976

b.	For the nine-month periods ended March 31, 2016 and 2015, interest and indexation expenses are detailed as follows:

	For the period ended March 31,			For the period ended March 31,
	2016			2015
	Interest	Indexation	Total	Interest	Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Demand deposits	(28,015)	(71)	(28,086)	(19,370)	2	(19,368)
Repurchase agreements	(10,702)		(10,702)	(12,218)	(4)	(12,222)
Savings accounts and time deposits	(87,689)	(4,189)	(91,878)	(74,424)	(485)	(74,909)
Interbank loans	(7,341)	—	(7,341)	(6,085)	—	(6,085)
Debt instruments issued	(35,946)	(12,380)	(48,326)	(32,719)	128	(32,591)
Other financial liabilities	(65)	(21)	(86)	(47)	(26)	(73)
Other interest or indexation expense	(496)	(213)	(709)	(308)	(190)	(498)
Gain (loss) from accounting hedges	(1,786)	—	(1,786)	1,972	—	1,972

Total interest or indexation expenses	(172,040)	(16,874)	(188,914)	(143,199)	(575)	(143,774)

For purposes of the statement of cash flows, net interest and indexation income for March 2016 is MCh$134,746 (MCh$125,202 in March 2015).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 22 -	INCOME AND EXPENSES FROM FEES AND COMMISSIONS

This account includes all commissions accrued and paid during the period, except those included in the effective interest rate of financial instruments. They consist primarily of:

a)	Fee and commission income:

This account includes financial income for the period from commissions generated by services provided by the Bank and its subsidiaries, mainly for:

	For the period ended March 31, 2016	For the period ended March 31, 2015
	MCh$	MCh$
Fee and commission income
Lines of credit and overdrafts	1,639	1,918
Guarantees and letters of credit	2,557	2,805
Credit card services	9,795	9,373
Account management	1,930	2,703
Collections, billing and payments	8,591	7,892
Securities brokerage and management	3,836	2,336
Mutual funds and other investments	4,241	5,584
Insurance brokerage	3,834	3,944
Financial consulting services	90	6,811
Other fees for services provided	3,298	3,992
Other commissions earned	432	428

Total fee and commission income	40,243	47,786

b)	Fee and commission expenses:

This account includes expenses for commissions accrued during the period, mainly for:

	For the period ended March 31, 2015	For the period ended March 31, 2015
	MCh$	MCh$
Fee and commission expenses
Credit card transactions	(6,258)	(5,163)
Securities transactions	(1,237)	(933)
Commissions paid through Chilean clearing house (ACC)	252	(1,243)
Foreign trade transactions	(165)	(115)
CorpPuntos loyalty program	(936)	(268)
CorpPuntos loyalty program benefits	(411)	(301)
Loan services to customers	(1,232)	(917)
Fees for payroll deduction agreements	(291)	(1,402)
Other commissions paid	(1,005)	(865)

Total fee and commission expenses	(11,283)	(11,207)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Commissions earned for transactions with letters of credit are presented in the Statement of Income within “interest and indexation income”.

For purposes of the statement of cash flows, net fee and commission income for March 2016 is MCh$28,960 (MCh$36,579 in March 2015).

NOTE 23 -	NET FINANCIAL OPERATING INCOME (LOSS)

This account includes adjustments for variations in financial instruments except those attributable to interest accrued using the effective interest rate method on value corrections of assets, as well as gains or losses obtained from sales and purchases.

Net financial operating income (loss) contained in the Statement of Income consists of the following concepts:

	For the	For the
	period	period
	ended	ended
	March 31,	March 31,
	2016	2015
	MCh$	MCh$
Trading securities	13,723	7,203
Trading derivatives	(59,333)	46,103
Other assets at fair value through profit and loss	—	218
Financial assets available for sale	(72)	14,042
Gain on repurchase of bank-issued time deposit	25	5
Loss on repurchase of bank-issued time deposit	(35)	(131)
Other	251	88

Total	(45,441)	67,528

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 24 -	NET FOREIGN EXCHANGE TRANSACTIONS

This includes the gain or loss from purchases and sales of currency, differences that arise from translating monetary items in foreign currency to the functional currency and from non-monetary assets in foreign currency upon disposal. Net foreign exchange transactions are detailed as follows:

	For the period ended March 31, 2016	For the period ended March 31, 2015
	MCh$	MCh$
Net foreign exchange transactions
Net gain (loss) on currency positions	74,243	(21,256)
Gain on purchase and sale of currency	585	580
Other currency gains	98	79

Subtotal	74,926	(20,597)

Net gain (loss) for exchange rate adjustments
Adjustments to loans to customers	(21)	346
Adjustments to investment securities	(474)	317
Adjustments to deposits and borrowings	—	—
Adjustments to other liabilities	—	(6)
Net gain (loss) on hedging derivatives	(33,754)	2,147

Subtotal	(34,249)	2,804

Total	40,677	(17,793)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 25 -	CREDIT RISK PROVISIONS AND IMPAIRMENT

Movements in credit risk provisions and impairment during the three months ended March 31, 2016 and 2015 and the year ended December 31, 2015, are detailed as follows:

	For the period ended March 31, 2016
		Loans to Customers
	Loans and Advances to Banks	Commercial Loans	Mortgage Loans	Consumer Loans	Contingent Loans	Additional Provisions	Minimum Provision for Normal Portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions recorded:
Individual provisions	(19)	(100,091)	—	—	(15,920)	—	—	(116,030)
Group provisions	—	(6,614)	(7,564)	(31,284)	46	—	—	(45,416)

Provisions recorded, net	(19)	(106,705)	(7,564)	(31,284)	(15,874)	—	—	(161,446	)(*)

Provisions released:
Individual provisions	131	36,174	—	—	1,099	—	—	37,404
Group provisions	—	2,435	1,177	13,791	227	—	—	17,630

Provisions released, net	131	38,609	1,177	13,791	1,326	—	—	55,034	(*)

Recovery of charged-off assets		1,220	183	2,434		—	—	3,837

Provisions, net	112	(66,876)	(6,204)	(15,059)	(14,548)	—	—	(102,575)

	For the year ended December 31, 2015
		Loans to Customers
	Loans and Advances to Banks	Commercial Loans	Mortgage Loans	Consumer Loans	Contingent Loans	Additional Provisions	Minimum Provision for Normal Portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions recorded:
Individual provisions	(121)	(203,482)	—	—	(9,120)	—	—	(212,723)
Group provisions	—	(41,465)	(15,019)	(138,651)	(1,429)	—	—	(196,564)

Provisions recorded, net	(121)	(244,947)	(15,019)	(138,651)	(10,549)	—	—	(409,287	)(*)

Provisions released:
Individual provisions	180	115,698	—		8,305			124,183
Group provisions	—	12,401	15,396	65,430	1,436	4,000	—	98,663

Provisions released, net	180	128,099	15,396	65,430	9,741	4,000	—	222,846	(*)

Recovery of charged-off assets	—	7,271	1,875	11,105	—	—	—	20,251

Provisions, net	59	(109,577)	2,252	(62,116)	(808)	4,000	—	(166,190)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

	For the period ended March 31, 2015
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage Loans MCh$	Consumer Loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision for Normal Portfolio MCh$	Total MCh$
Provisions recorded:
Individual provisions	(170)	(39,901)	—	—	(1,071)	—	—	(41,142)
Group provisions	—	(7,423)	(8,713)	(34,963)	(191)	—	—	(51,290)

Provisions recorded, net	(170)	(47,324)	(8,713)	(34,963)	(1,262)	—	—	(92,432	)(*)

Provisions released:
Individual provisions	71	17,888	—		542			18,501
Group provisions	—	1,749	12,198	15,955	377	—	—	30,279

Provisions released, net	71	19,637	12,198	15,955	919	—	—	48,780	(*)

Recovery of charged-off assets	—	1,899	419	2,364	—	—	—	4,682

Provisions, net	(99)	(25,788)	3,904	(16,644)	(343)	—	—	(38,970)

(*)	Consolidated Statement of Cash Flows, March 2016 for MCh$106,412 and March 2015 for MCh$43,652.

In management’s opinion, the credit risk provisions established cover all potential losses that may arise from not recovering assets, based on the information examined by the Bank and its subsidiaries.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 26 -	PAYROLL AND PERSONNEL EXPENSES

Payroll and personnel expenses for the periods ended March 31, 2016 and 2015, are detailed as follows:

	For the	For the
	period ended	period ended
	March 31,	March 31,
	2016	2015
	MCh$	MCh$
Personnel compensation	(31,501)	(30,316)
Bonuses	(9,920)	(13,602)
Employee termination benefits	(3,153)	(995)
Training expenses	(186)	(205)
Life and health insurance	(481)	(438)
Other personnel expenses	(4,905)	(4,646)

Total	(50,146)	(50,202)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 27 -	ADMINISTRATIVE EXPENSES

For the three months ended March 31, 2016 and 2015, administrative expenses are detailed as follows:

	For the	For the
	period ended	period ended
	March 31,	March 31,
	2016	2015
	MCh$	MCh$
Maintenance and repair of property, plant and equipment	(3,513)	(2,728)
Office leases	(6,255)	(5,225)
Equipment leases	(975)	(898)
Insurance premiums	(3,931)	(4,369)
Office supplies	(370)	(359)
IT and communications expenses	(3,369)	(2,798)
Lighting, heating and other utilities	(1,812)	(1,401)
Security and transportation of valuables	(531)	(483)
Travel and entertainment expenses	(634)	(741)
Court and notary expenses	(886)	(357)
Fees for technical reports	(9,968)	(7,387)
Professional service fees	(292)	(364)
Securities rating fees	(13)	(15)
Fines	(1)	(33)
Comprehensive management of ATMs	(740)	(568)
Management of outsourced temp services	(224)	(213)
Postage and mailing expenses	(141)	(119)
Internal events	(249)	(176)
Donations	(1,010)	(548)
Contracted services	(136)	(101)
Miscellaneous contributions	(227)	(109)
CCA transfer services	(110)	(97)
Credit card miles	(269)	(1,103)
Credit card management	(90)	(499)
CorpBanca loyalty points	(553)	(699)
Other general administrative expenses	(2,721)	(2,717)

Subtotal	(39,020)	(34,107)

Outsourced Services	(7,900)	(5,253)
Data processing	(2,940)	(3,309)
Product sales	(157)	(187)
Credit assessments	(2,522)	(109)
Other	(2,281)	(1,648)

Board expenses	(437)	(236)
Directors’ fees	(437)	(236)
Other board expenses	—	—

Advertising	(1,374)	(1,401)

Taxes, Property Taxes and Contributions	(8,231)	(10,564)
Property taxes	(63)	(88)
Municipal business permits	(252)	(217)
Other taxes (*)	(6,013)	(8,887)
Contribution to SBIF	(1,903)	(1,372)

Total	(56,962)	(51,561)

(*)	This amount corresponds primarily to taxes other than income taxes that affect CorpBanca Colombia and its subsidiaries (Colombian segment). They are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 28 -	DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	Amounts charged to profit or loss for depreciation, amortization and impairment during the periods ended March 31, 2016 and 2015, are detailed as follows:

	For the	For the
	period ended	period ended
	March 31,	March 31,
	2016	2015
	MCh$	MCh$
Depreciation and amortization
Depreciation of property, plant and equipment	(2,937)	(2,834)
Amortization of intangible assets (Note 12)	(7,182)	(7,972)

Balances	(10,119)	(10,806)

b)	Impairment:

For the three months ended March 31, 2016 and 2015, impairment expenses are detailed as follows:

	For the period	For the period
	ended March 31,	ended March 31,
	2015	2015
	MCh$	MCh$
Impairment of financial assets available for sale	—	—
Impairment of financial assets held to maturity	—	—

Subtotal financial assets	—	—

Impairment of property, plant and equipment (1)	(17)	(11)
Impairment of intangible assets	—	—

Subtotal non-financial assets	(17)	(11)

Total	(17)	(11)

(1)	Impairment for technological obsolescence as a result of new regulations on ATMs (decree 222 dated October 30, 2013 from the Ministry of Internal Affairs and Public Safety), accounted for in accordance with IAS 36 Impairment of Assets.

At each reporting date, Banco CorpBanca and its subsidiaries (the Group) will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset’s recoverable amount.

a) Financial Assets

As of each reporting date, Banco CorpBanca and its subsidiaries assess whether there is objective evidence that a financial asset or a group of financial assets may be impaired. Financial assets or asset groups are considered impaired only if there is objective evidence of impairment as a result of

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

one or more loss events that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset or asset group that can be reliably estimated. Evidence of impairment may include, among other examples, debtors or a group of debtors with significant financial difficulties, non-compliance or delinquency in principal or interest payments, the potential to declare bankruptcy or undergo another form of financial reorganization, or observable data that indicate a measurable reduction in estimated future cash flows.

B) Non-Financial Assets

The carrying amounts of these assets, evaluated in accordance with IAS 36 Impairment of Assets, are reviewed regularly, or at least every reporting period, to determine whether indications of impairment exist. If such indication exists, the recoverable amount of the asset is then estimated. The recoverable amount of an asset is the greater of the fair value less costs to sell, whether for an asset or a cash generating unit, and its value in use. That recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are largely independent from the cash flows of other assets or asset groups.

The above also includes conducting impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year, in accordance with IAS 36. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current period, it will be tested for impairment before the year ends.

Similarly, impairment of goodwill is determined by evaluating the recoverable amount of each CGU (or group of CGUs) to which goodwill is allocated. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized; goodwill acquired (generated) in a business combination shall be distributed as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

Upon evaluating whether any indication of impairment exists for an asset, the entity shall consider at least the following factors:

External sources of information:

(a) during the period, an asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use.

(b) adverse conditions in the technological, market, economic or legal environment.

(c) increase in interest rates.

(d) market value of equity lower than carrying amount.

Internal sources of information:

(a) evidence of obsolescence of physical damage of an asset.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

(b) plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite.

(c) decrease or expected decrease in an asset’s performance.

In the event of objective impairment, the carrying amount of an asset will be reduced until the recoverable amount if, and only if, the recoverable amount is less than the carrying amount. This reduction is an impairment loss.

Impairment losses are recognized immediately in the Statement of Income unless the asset is accounted for at revalued value in accordance with other standard. Any impairment loss in revalued assets is treated as a decrease in the revaluation made in accordance with that standard. When the estimated amount of an impairment loss is greater than the carrying amount of the asset to which it is related, the entity will recognize a liability if, and only if, it were obligated to do so by another standard. After recognizing an impairment loss, charges for depreciating the asset are adjusted for future periods in order to distribute the asset’s revised carrying amount, less its potential residual value, systematically over the remaining useful life.

If an impairment loss is recognized, the deferred tax assets and liabilities related to it will also be determined by comparing the asset’s revised carrying amount to its tax basis in accordance with IAS 12 Income Taxes.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 29 -	RELATED PARTY TRANSACTIONS

In conformity with the General Banking Law the instructions issued by the SBIF, a related party is defined as an individual or legal entity related to the property or management of an institution, either directly or through a third party.

Article 89 of the Corporations Law, which also applies to banks, establishes that any transaction with a related party must take place under arm’s length conditions similar to those prevailing in the market.

For publicly-held corporations and their subsidiaries, transaction with related parties is defined as any negotiation, act, contract or transaction in which the company must intervene, while related party is defined as the entities of the corporate group to which the company belongs; the legal entities that, with regard to the company, are considered its parent company, affiliate, subsidiary, associate; individuals that are directors, managers, administrators, key executives or liquidators of the company, on their own behalf or in representation of persons other than the company and their respective spouses until a second degree blood relationship, as well as any entity controlled directly or indirectly through any of them; and any person that alone or with other persons through an agreement of joint action can designate at least one member of the company’s management or control 10% or more of its capital, with voting rights, if the company has shares; those that establish the company’s bylaws or are justifiably identified by the directors’ committee; and those in which he has performed the function of director, manager, administrator, key executive or liquidator of the company within the last 18 months. Article 147 of the Corporations Law sets forth that a publicly held corporation may only carry out transactions with related parties when they are intended to contribute to the corporate interest and are adjusted in price, terms and conditions to those prevailing in the market at the time of their approval and that meet the requirements and procedures indicated in that standard. Moreover, Article 84 of the General Banking Law establishes limits on loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

a.	Loans to Related Parties

As of March 31, 2016 and 2015 and December 31, 2015, loans to related parties are detailed as follows:

March 31, 2016	Producers of Goods and Services	Holding Companies	Individuals
	MCh$	MCh$	MCh$
Loans and receivables:
Commercial loans	131,074	102,075	3,458
Mortgage loans	—	—	5,711
Consumer loans	—	—	2,425

Gross loans	131,074	102,075	11,594
Credit risk provisions	(1,296)	(517)	(82)

Net loans	129,778	101,558	11,512

Contingent loans	29,028	657	15,388
Provisions for contingent loans	(32)	(5)	(25)

Net contingent loans	28,996	652	15,363

December 31, 2015	Producers of Goods and Services	Holding Companies	Individuals
	MCh$	MCh$	MCh$
Loans and receivables:
Commercial loans	86,595	24,406	3,863
Mortgage loans	—	—	16,451
Consumer loans	—	—	2,362

Gross loans	86,595	24,406	22,676
Credit risk provisions	(1,731)	(6)	(82)

Net loans	84,864	24,400	22,594

Contingent loans	29,002	679	2,911
Provisions for contingent loans	(30)	(5)	(1)

Net contingent loans	28,972	674	2,910

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

b.	Other Related Party Transactions

For the periods ended March 31, 2016 and 2015, and December 31, 2015, the Bank has carried out the following transactions with related parties for amounts greater than 1,000 UF.

For the period ended March 31, 2016
			Balances Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	Note	(Payable)	Income	Expenses
			MCh$	MCh$	MCh$
Transbank S.A.	Credit card management				2,103
Inmobiliaria Edificio CorpGroup S.A.	Office lease and building fees				1,131
Fundación CorpGroup Centro Cultural	Donations				865
Inversiones Corp Group Interhold Ltda.	Administrative consulting				585
SMU S.A., Rendic Hnos S.A.	Lease ATM space	16	16,398	—	527
Redbanc S.A.	ATM management				720
Promoservice S.A.	Promotional services				539
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management				270
Pulso Editorial S.A	Advertising services				7
Fundación de Inclusión Social Aprendamos	Donations				—
Corp Research S.A	Advisory services				109
Corp Group Holding Inversiones Limitada	Advisory services				96
Fundación Descúbreme	Donations				144
Grupo de Radios Dial S.A.	Advertising				30
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease				207
Hotel Corporation of Chile S.A.	Lodging, events				24
Corp Imagen y Diseños S.A.	Other services		—	—	22
CAI Gestion Inmobiliaria S.A	Department stores		—	—	15
Asesorias e Inversiones Rapelco Limitada S.A	Other services		—	—	10

For the year ended December 31, 2015
			Balances Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	Note	(Payable)	Income	Expenses
			MCh$	MCh$	MCh$
Transbank S.A.	Credit card management				5,469
Inmobiliaria Edificio CorpGroup S.A.	Office lease and building fees				4,298
Fundación CorpGroup Centro Cultural	Donations				3,550
Inversiones Corp Group Interhold Ltda.	Administrative consulting				2,289
SMU S.A., Rendic Hnos S.A.	Lease ATM space	16	16,805	—	2,054
Redbanc S.A.	ATM management				2,028
Promoservice S.A.	Promotional services				1,677
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management				1,018
Pulso Editorial S.A	Advertising services				697
Corp Research S.A	Advisory services				426
Corp Group Holding Inversiones Limitada	Advisory services				375
Fundación Descúbreme	Donations				193
Grupo de Radios Dial S.A.	Advertising				189
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease				160
Hotel Corporation of Chile S.A.	Lodging, events				160
Corp Imagen y Diseños S.A.	Other services		—	—	89
CAI Gestion Inmobiliaria S.A	Department stores		—	—	58
Asesorias e Inversiones Rapelco Limitada S.A	Other services		—	—	53

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

For the period ended March 31, 2015
			Balances Receivable	Effect on Profit
Name or Corporate Name	Description	Note	(Payable)	Income	Expense
			MCh$	MCh$	MCh$
Transbank S.A.	Credit card management		—	—	1,446
Inmobiliaria Edificio CorpGroup S.A.	Office lease and building fees		—	—	942
Inversiones Corp Group Interhold Ltda.	Administrative consulting		—	—	560
Redbanc S.A.	ATM management		—	—	731
Promoservice S.A.	Promotional services		—	—	227
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management		—	—	168
Corp Group Holding Inversiones Limitada	Advisory services		—	—	92
Corp Research S.A	Advisory services		—	—	105
Fundación Descúbreme	Donations		—	—	60
Fundación CorpGroup Centro Cultural	Donations		—	—	475
Grupo de Radios Dial S.A.	Advertising		—	—	58
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease		—	—	39
Hotel Corporation of Chile S.A.	Lodging, events		—	—	27
Pulso Editorial S.A	Advertising services		—	—	124
Corp Imagen y Diseños S.A.	Other services		—	—	28
SMU S.A., Rendic Hnos S.A.	Lease ATM space	14	17,652	—	501

These transactions were carried out under normal market conditions prevailing when the contracts were signed.

c.	Donations

For the period ended March 31, 2016
		Balances	Effect on Profit (Loss)
Name or Corporate Name	Description	Receivable	Income	Expense
		MCh$	MCh$	MCh$
Fundación CorpGroup Centro Cultural	Donations	—	—	865
Fundación Descúbreme	Donations	—	—	144

For the year ended December 31, 2015
		Balances
		Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	(Payable)	Income	Expense
Fundación CorpGroup Centro Cultural	Donations	—	—	3,550
Fundación Descúbreme	Donations	—	—	193
Fundación de Inclusión Social Aprendamos	Donations	—	—	5

For the period ended March 31, 2015
		Balances	Effect on Profit (Loss)
Name or Corporate Name	Description	Receivable	Income	Expense
		MCh$	MCh$	MCh$
Fundación CorpGroup Centro Cultural	Donations	—	—	475
Fundación Descúbreme	Donations	—	—	60

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 30 -	FAIR VALUE ASSETS AND LIABILITIES

This disclosure was prepared based on the guidelines in Chapter 7-12 from the SBIF and IFRS 13, always taking care to comply with both standards. This standard applies to both financial assets and non-financial assets measured at fair value (recurring and non-recurring).

The following section details the main guidelines and definitions used by the Group:

Fair value. The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal10 or most advantageous11 market and is not forced (i.e. it does not consider factors specific to the Group that may influence a real transaction).

Market participants. Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a.	They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures”, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

b.	They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

c.	They are able to enter into a transaction for the asset or liability.

d.	They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

Fair value measurement. When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest.

[10]	The market with the greatest volume and level of activity for the asset or liability.
[11]	The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Highest and best use of non-financial assets. The fair value measurement of these assets takes into account the market participant’s ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

Group’s own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

a.	A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.

b.	An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date.

Default risk. The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity’s own credit risk. This risk is assumed to be the same before and after the liability is transferred.

Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them.

Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention. The first two are the most frequently used by the Group:

a.	Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business).

b.	Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

c.	Cost approach. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

a.	An estimate of future cash flows for the asset or liability being measured.

b.	Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.

c.	The time value of money, represented by the rate on risk-free monetary assets that have maturity dates or durations that coincide with the period covered by the cash flows and pose neither uncertainty in timing nor risk of default to the holder (i.e. a risk-free interest rate).

d.	The price for bearing the uncertainty inherent in the cash flows (i.e. a risk premium).

e.	Other factors that market participants would take into account in the circumstances.

f.	For a liability, the non-performance risk relating to that liability, including the entity’s (i.e. the debtor’s) own credit risk.

Fair value hierarchy It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Determination of fair value

The following table summarizes the fair values of the Bank’s main financial assets and liabilities as of March 2016 and December 2015, including those that are not recorded at fair value in the Consolidated Statement of Financial Position.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

		As of March 31,		As of December 31,
		2016		2015
		Carrying	Estimated Fair	Carrying	Estimated Fair
	Note	Amount	Value	Amount	Value
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	1,597,426	1,597,426	1,004,757	1,004,757
Transactions in the course of collection	5	238,366	238,366	176,501	176,501
Trading securities	6	521,151	521,151	323,899	323,899
Receivables from repurchase agreements and securities borrowing	7	34,820	34,820	24,674	24,674
Financial derivative instruments		983,762	983,762	1,008,915	1,008,915
Loans and advances to banks	8	255,513	255,513	451,829	451,829
Loans to customers	9	14,156,641	14,575,258	14,454,357	15,389,442
Financial assets available for sale	10	1,744,991	1,744,991	1,924,788	1,924,788
Financial assets held to maturity	10	166,395	155,132	170,191	160,258
LIABILITIES			—
Current accounts and other demand deposits	15	4,259,871	4,217,134	4,431,619	4,393,163
Transactions in the course of payment	5	195,388	195,388	105,441	105,441
Payables from repurchase agreements and securities lending	7	758,618	758,618	260,631	260,631
Savings accounts and time deposits	15	8,280,674	8,260,661	8,495,603	8,476,053
Financial derivative instruments		815,049	815,049	731,114	731,114
Interbank loans	16	1,669,101	1,552,804	1,528,585	1,523,976
Debt instruments issued	17	3,181,811	3,338,795	3,227,554	3,383,605
Other financial liabilities	17	13,160	13,160	14,475	14,475

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group’s profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The following section describes the methods used to estimate fair value:

1.1.1	Fair Value Measurement of Assets and Liabilities Only for Disclosure Purposes (Non-Recurring)

		Non-Recurring Fair Value Measurement of Items
	Note	As of March 31, 2016	As of December 31, 2015
		MCh$	MCh$
ASSETS
Cash and due from banks	5	1,597,426	1,004,757
Transactions in the course of collection	5	238,366	176,501
Receivables from repurchase agreements and securities borrowing	7	34,820	24,674
Loans and advances to banks	9	255,513	451,829
Loans to customers	10	14,575,258	15,389,442
Financial assets held to maturity	11	155,132	160,258

		16,856,515	17,207,460
LIABILITIES
Current accounts and other demand deposits	17	4,217,134	4,393,163
Transactions in the course of payment	5	195,388	105,441
Payables from repurchase agreements and securities lending	7	758,618	260,631
Savings accounts and time deposits	17	8,260,661	8,476,053
Interbank loans	18	1,552,804	1,523,976
Debt instruments issued	19	3,338,795	3,383,605
Other financial liabilities	19	13,160	14,475

		18,336,560	18,157,344

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their carrying amount given their short-term nature.

These items include:

•	Cash and due from banks

•	Transactions pending settlement

•	Receivables/payables from repurchase agreements and securities borrowing/lending

•	Current accounts and other demand deposits

•	Other financial obligations

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Loans

The fair value of loans is determined using a discounted cash flow analysis, using the Group’s cost of funds rate in the different countries where it does business, adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on observed market variables and the Group’s qualitative and quantitative credit risk methodologies in accordance with internal policy. The line items include:

•	Loans and advances to banks

•	Loans to customers

Financial instruments held to maturity

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using a cost of funds rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

•	Savings accounts and time deposits

•	Borrowings from financial institutions

•	Debt issued

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

1.1.2	Fair Value Measurement of Assets and Liabilities for Accounting Purposes (Recurring)

		Recurring Fair Value Measurement of Items
	Note	As of March 31, 2016	As of December 31, 2015
		MCh$	MCh$
ASSETS

Trading securities	6	521,151	323,899

From the Chilean government and Central Bank		8,843	6,210
Other instruments issued in Chile		13,429	37,295
Foreign government and central bank instruments		441,798	192,427
Other instruments issued abroad		28,472	57,875
Mutual fund investments		28,609	30,092

Financial assets available for sale	10	1,744,991	1,924,788

From the Chilean government and Central Bank		709,058	786,609
Other instruments issued in Chile		144,492	148,829
Foreign government and central bank instruments		602,773	629,297
Other instruments issued abroad		288,668	360,053

Financial derivative instruments		983,762	1,008,915

Forwards		234,853	225,987
Swaps		744,041	777,761
Call options		966	4,656
Put options		3,902	511
Futures		—	—

Total		3,249,904	3,257,602

LIABILITIES

Financial derivative instruments		815,049	731,114

Forwards		275,615	191,591
Swaps		536,448	535,211
Call options		1,102	3,510
Put options		1,884	802
Futures		—	—

Total		815,049	731,114

Financial instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

and the credit risk of issuers. These financial instruments are classified as follows:

•	Trading securities

•	Financial assets available for sale

Derivative instruments

The estimated fair value of derivative instruments is calculated using prices quoted on the market for financial instruments of similar characteristics. The methodology, therefore, recognizes the credit risk of each counterparty. The adjustments are known internationally as the counterparty value adjustment (CVA) and debit value adjustment (DVA). The sum of these adjustments gives the effective counterparty risk that the derivative contract must have. The portfolio of derivative contracts in both Chile and Colombia had an aggregate effect of MCh$(10,364), detailed as follows:

	As of March 31, 2016		As of December 31, 2015
	CVA	DVA	CVA	DVA
	MCh$	MCh$	MCh$	MCh$
Hedge accounting derivatives	1	31	(1)	10

Fair value	2	12	(1)	3

Currency forwards	—	—	—	—
Cross currency swaps	3	14	(1)	2
Interest rate swaps	(1)	(2)	—	1

Cash flow	(1)	10	—	7

Currency forwards	—	2	—	5
Cross currency swaps	(1)	7	—	(1)
Interest rate swaps	—	1	—	3

Foreign investment	—	9	—	—

Currency forwards	—	9	—	—
Cross currency swaps	—	—	—	—
Interest rate swaps	—	—	—	—

Trading derivatives	(10,635)	239	(3,075)	137

Currency forwards	(1,427)	54	330	5
Interest rate swaps	(3,757)	48	313	13
Cross currency swaps	(5,388)	137	(3,723)	118
Currency call options	(5)	—	5	1
Currency put options	(58)	—	—	—

Total financial derivatives	(10,634)	270	(3,076)	147

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

1.2 Fair value hierarchy

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation.

•	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly.

In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument’s cash flows.

•	Level 2: the specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts.

For derivative instruments within this category, quotes from other-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument’s cash flows or the price volatility of an asset. Finally, cash flows are discounted.

The Black and Scholes model is used for options based on prices of brokers in the OTC market.

For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments,

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

•	Level 3: this is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category:

Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (cámara), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap.

In addition, the Bank offers American forwards to meet its customers’ needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the model’s parameters are very stable.

The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

As of March 31, 2016
Impact of Calibration in MCh$	Total	USD/CLP Exchange Rate Volatility	TAB 30	TAB 90	TAB 180	TAB 360
American forward USD-CLP	—	—	—	—	—	—
Basis TAB CLP	(338)	—	(114)	(97)	(126)	—
Basis TAB CLF	(9)	—	—	—	(9)	—

Total	(347)	—	(114)	(97)	(135)	—

As of December 31, 2015
Impact of Calibration in MCh$	Total	USD/CLP Exchange Rate Volatility	TAB 30	TAB 90	TAB 180	TAB 360
American forward USD-CLP	—	—	—	—	—	—
Basis TAB CLP	(495)	—	(194)	(153)	(145)	(3)
Basis TAB CLF	(264)	—	—	—	(9)	—

Total	(759)	—	(194)	(153)	(154)	(3)

The following table summarizes the fair value hierarchy for the Group’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
I	Currency	N/A	OTC, Bloomberg	Directly observable price.
	Shares	Various	Santiago Stock Exchange	Directly observable price.
	Mutual Funds	Asset Managers	SVS	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Stock Exchange	Internal rate of return (IRR) based on prices.

II	Derivatives	N/A	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market instruments	Chilean Central Bank and Chilean Treasury	Santiago Stock Exchange	Interest rate curves based on prices.
	Money market instruments	Banks	Santiago Stock Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc.

III	Derivatives, active banking rate (TAB)	N/A	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	N/A	Bloomberg	Black and Scholes with inputs from European options.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for period end in March 2016 and year end in December 2015.

			Recurring Fair Value Measurement of Items Using
March 31, 2016	Note	Fair Value	Level 1	Level 2	Level 3
		MCh$	MCh$	MCh$	MCh$
ASSETS

Trading securities	6	521,151	479,250	41,901	—

From the Chilean government and Central Bank		8,843	8,843	—	—
Other instruments issued in Chile		13,429	—	13,429	—
Foreign government and central bank instruments		441,798	441,798	—	—
Other instruments issued abroad		28,472	—	28,472	—
Mutual fund investments		28,609	28,609	—	—

Financial assets available for sale	10	1,744,991	1,311,370	433,621	—

From the Chilean government and Central Bank		709,058	708,597	461	—
Other instruments issued in Chile		144,492	—	144,492	—
Foreign government and central bank instruments		602,773	602,773	—	—
Other instruments issued abroad		288,668	—	288,668	—

Financial derivative instruments		983,762	—	935,240	48,522

Forwards		234,853	—	234,685	168
Swaps		744,041	—	695,687	48,354
Call options		966	—	966	—
Put options		3,902	—	3,902	—
Futures		—	—	—	—

Total		3,249,904	1,790,620	1,410,762	48,522

LIABILITIES

Financial derivative instruments		815,049	—	814,389	660

Forwards		275,615	—	275,615	—
Swaps		536,448	—	535,788	660
Call options		1,102	—	1,102	—
Put options		1,884	—	1,884	—
Futures		—	—	—	—

Total		815,049	—	814,389	660

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

			Recurring Fair Value Measurement of Items Using
December 31, 2015	Note	Fair Value	Level 1	Level 2	Level 3
		MCh$	MCh$	MCh$	MCh$
ASSETS

Trading securities	6	323,899	228,729	95,170	—

From the Chilean government and Central Bank		6,210	6,210	—	—
Other instruments issued in Chile		37,295	—	37,295	—
Foreign government and central bank instruments		192,427	192,427	—	—
Other instruments issued abroad		57,875	—	57,875	—
Mutual fund investments		30,092	30,092	—	—

Financial assets available for sale	10	1,924,788	1,415,047	509,741	—

From the Chilean government and Central Bank		786,609	785,750	859	—
Other instruments issued in Chile		148,829	—	148,829	—
Foreign government and central bank instruments		629,297	629,297	—	—
Other instruments issued abroad		360,053	—	360,053	—

Financial derivative instruments		1,008,915	—	962,034	46,881

Forwards		225,987	—	225,982	5
Swaps		777,761	—	730,885	46,876
Call options		4,656	—	4,656	—
Put options		511	—	511	—
Futures		—	—	—	—

Total		3,257,602	1,643,776	1,566,945	46,881

LIABILITIES

Financial derivative instruments		731,114	—	730,545	569

Forwards		191,591	—	191,562	29
Swaps		535,211	—	534,671	540
Call options		3,510	—	3,510	—
Put options		802	—	802	—
Futures		—	—	—	—

Total		731,114	—	730,545	569

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

1.2.1	Transfers Between Level 1 and Level 2

The following table details transfers of assets and liabilities between Level 1 and Level 2 during 2016.

		Recurring Fair Value Measurement of Items
March 31, 2016	Note	Fair Value	Level 1 to 2	Level 2 to 1
ASSETS
Trading securities	6	521,151	—	—
Financial assets available for sale	10	1,744,991	—	—
Financial derivative instruments		983,762	—	—

Total		3,249,904	—	—

LIABILITIES
Financial derivative instruments		815,049	—	—

Total		815,049	—	—

		Recurring Fair Value Measurement of Items
December 31, 2015	Note	Fair Value	Level 1 to 2	Level 2 to 1
ASSETS
Trading securities	6	323,899	—	—
Financial assets available for sale	10	1,924,788	—	—
Financial derivative instruments		1,008,915	—	—

Total		3,257,602	—	—

LIABILITIES
Financial derivative instruments		731,114	—	—

Total		731,114	—	—

During 2016 and 2015, no assets were transferred between levels 1 and 2.

1.2.2	Disclosures Regarding Level 3 Assets and Liabilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

•	Derivative financial instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.

•	American forward options.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables.

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry.

Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of period end in March 2016 and year end in December 2015.

Level 3 Reconciliation
March 31, 2016	Opening Balance	Gain (Loss) Recognized in Profit or Loss	Gain (Loss) Recognized in Equity	Net of Purchases, Sales and Agreements	Transfers between Level 1 and Level 2	Closing Balance
	MCh$					MCh$
ASSETS
Trading securities	—	—	—	—	—	—
Financial assets available for sale	—	—	—	—	—	—
Financial derivative instruments	46,881	2,646	—	(1,005)	—	48,522
Forwards	5	307	—	(144)	—	168
Swaps	46,876	2,339	—	(861)	—	48,354
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—

Total	46,881	2,646	—	(1,005)	—	48,522

LIABILITIES
Financial derivative instruments	569	381	—	(290)	—	660
Forwards	29	39	—	(68)	—
Swaps	540	342	—	(222)	—	660
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—

Total	569	381	—	(290)	—	660

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Level 3 Reconciliation
December 31, 2015	Opening Balance	Gain (Loss) Recognized in Profit or Loss	Gain (Loss) Recognized in Equity	Net of Purchases, Sales and Agreements	Transfers between Level 1 and Level 2	Closing Balance
	MCh$					MCh$
ASSETS
Trading securities	—	—	—	—	—	—
Financial assets available for sale	—	—	—	—	—	—
Financial derivative instruments	50,592	3,845	—	(7,556)	—	46,881
Forwards	13	27	—	(35)	—	5
Swaps	50,579	3,818	—	(7,521)	—	46,876
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—

Total	50,592	3,845	—	(7,556)	—	46,881

LIABILITIES
Financial derivative instruments	2,195	2,452	—	(4,078)	—	569
Forwards	5	543	—	(519)	—	29
Swaps	2,190	1,909	—	(3,559)	—	540
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—

Total	2,195	2,452	—	(4,078)	—	569

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

1.2.3	Hierarchy for Remaining Assets and Liabilities

The following table classifies assets and liabilities not measured at fair value on a recurring basis, in accordance with the fair value hierarchy as of period end in March 2016 and year end in December 2015.

		Non-Recurring Fair Value Measurement of Items
		Estimated Fair
As of March 31, 2016	Note	Value	Level 1	Level 2	Level 3
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	1,597,426	—	—	1,597,426
Transactions in the course of collection	5	238,366	—	—	238,366
Receivables from repurchase agreements and securities borrowing	7	34,820	—	25,015	9,805
Loans and advances to banks	8	255,513	—	11,608	243,905
Loans to customers	9	14,575,258	—	—	14,575,258
Financial assets held to maturity	10	155,132	115,201	39,931	—

		16,856,515	115,201	76,553	16,664,761
LIABILITIES
Current accounts and other demand deposits	15	4,217,134	—	—	4,217,134
Transactions in the course of payment	5	195,388	—	—	195,388
Payables from repurchase agreements and securities lending	7	758,618	—	—	758,618
Savings accounts and time deposits	15	8,260,661	—	5,627,941	2,632,720
Interbank loans	16	1,552,804	—	—	1,552,804
Debt instruments issued	17	3,338,795	—	2,904,099	434,696
Other financial liabilities	17	13,160	—	—	13,160

		18,336,560	—	8,532,040	9,804,520

		Non-Recurring Fair Value Measurement of Items
		Estimated Fair
As of December 31, 2015	Note	Value	Level 1	Level 2	Level 3
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	1,004,757	—	—	1,004,757
Transactions in the course of collection	5	176,501	—	—	176,501
Receivables from repurchase agreements and securities borrowing	7	24,674	—	14,126	10,548
Loans and advances to banks	8	451,829	—	64,616	387,213
Loans to customers	9	15,389,442	—	—	15,389,442
Financial assets held to maturity	10	160,258	116,918	43,340	—

		17,207,460	116,918	122,082	16,968,461
LIABILITIES
Current accounts and other demand deposits	15	4,393,163	—	—	4,393,163
Transactions in the course of payment	5	105,441	—	—	105,441
Payables from repurchase agreements and securities lending	7	260,631	—	—	260,631
Savings accounts and time deposits	15	8,476,053	—	5,403,245	3,072,807
Interbank loans	16	1,523,976	—	—	1,523,976
Debt instruments issued	17	3,383,605	—	3,001,142	382,464
Other financial liabilities	17	14,475	—	—	14,475

		18,157,344	—	8,404,387	9,752,957

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 31 -	RISK MANAGEMENT

1. Introduction:

As a result of its activities, the Bank is exposed to several types of risks mainly related to its loan portfolio and financial instruments. The following sections describe the Bank’s main business activities and policies as they relate to risk management.

Risk Management Structure:

Board of Directors

At CorpBanca, the Board of Directors plays a leading role in corporate governance. It is responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the SBIF. One of the principal functions of the Board of Directors is to ensure that measures are in place to monitor, evaluate and guide senior management to ensure that their actions are in line with best practices. To accomplish this, various committees, support areas, codes and manuals have been developed, which lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank’s risks.

Directors’ and Audit Committee

The purpose of the Directors’ Committee is to strengthen self-regulation within the Bank, thus improving the efficiency of the directors’ supervisory activities and adopting any agreements necessary to protect shareholders, particularly minority shareholders. This committee is responsible for, among other functions, examining accounting and financial reports, transactions with related parties and compensation of managers and senior executives.

The Audit Committee’s objective is to promote efficiency within the Bank’s internal control systems and compliance with regulations. In addition, it must reinforce and support both the function of the Bank’s Office of the Comptroller and its independence from management and serve, at the same time, as a bridge between the internal audit department and the external auditors as well as between these two groups and the Board of Directors.

Corporate Governance Committee

The Corporate Governance Committee is a consultation body of the Board of Directors whose mission is to ensure the existence and development within the Bank of the best corporate governance practices for financial entities. To this end, it is responsible for evaluating the current practices and policies, proposing and making recommendations to the Board of Directors on improvements, reforms and adjustments that it deems appropriate, also ensuring proper implementation and application of these corporate governance practices and policies defined by the Bank’s Board of Directors. The committee performs these functions for the Bank, its divisions, its subsidiaries and its foreign entities.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

This committee is governed by its bylaws, as well as applicable SBIF regulations, general character standards from the SVS, the General Banking Law, the Corporations Law and other current laws and regulations or others issued in the future on these matters. The work of this committee is also particularly based on the principles of the Organization for Economic Cooperation and Development (OECD) as well as of the Basel Committee on Banking Supervision with regards to good governance matters in financial companies.

Loan Committees

These committees are comprised of directors and/or executives from the commercial and risk divisions as well as directors based on the required credit attributions and are intended to make decisions on different loan transactions and conditions that involve credit risk for the Bank. In addition, the highest decision-making authority the Executive Committee approves new, amended and/or updated credit policies.

Retail Risk Committee

The objective of this committee is to evaluate risk policies, mechanisms and procedures in place as well as to recommend measures and adjustments that help optimize the risk-return ratio for all segments within retail or consumer banking, maintaining risk in line with the returns sought by the Bank, granting flexible and specialized services that meet their customers’ needs. It proposes policies and strategies to improve diverse credit risk management processes in order to evaluate, rate and control the Bank’s internal processes to guarantee effective compliance and achieve proposed objectives. It reports directly to the Bank’s Board of Directors and is comprised of several directors other than the members of the Directors’-Audit Committee.

Asset-Liability Committee (ALCO)

This committee is responsible for establishing the policy framework for financial risk management, in accordance with guidelines defined by the Board of Directors and current legislation, as well as reviewing macroeconomic and financial conditions, the risks taken by the Bank and the results obtained. Its main function is divided between commercial and financial matters. It approves the strategies that guide the Bank’s composition of assets and liabilities, cash inflows and outflows and transactions with financial instruments. This was done so that, after considering the diverse alternatives available, the Bank makes the decisions that ensure the highest and most sustainable returns with risk levels that are compatible with the financial business, current regulations and internal standards.

Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee

This committee is in charge of preventing money laundering and terrorism financing. Its main purposes include planning and coordinating activities to comply with related policies and procedures, maintaining itself informed of work carried out by the Compliance Officer and making decisions on any improvements to control measures proposed by the Compliance Officer.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Compliance Committee

The purpose of this committee is to monitor compliance with the Codes of Conduct and other complementary rules; establish and develop procedures necessary for compliance with these codes; interpret, administer and supervise compliance with these rules; and resolve any conflicts that may arise. This committee is comprised of one director; the Chief Executive Officer; the Legal Services Division Manager; the Organizational Development Division Manager and the Compliance Officer.

Office of the Comptroller

The main function of the Office of the Comptroller is to support the Board of Directors and senior management to ensure maintenance, application and proper functioning of the Bank’s internal control system, which also entails supervising compliance with rules and procedures.

Code of Conduct and Market Information Manual

CorpBanca’s objective is to continue progressing to become the best bank and have first-rate human capital. All associates and directors of CorpBanca and its subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possible standards.

In response to our clients’ trust and recognition, which are vital to our success, all associates and directors should strive to retain this trust, strictly complying with the General Code of Conduct.

2. Main Risks Affecting the Bank:

2.1	Quantitative and Qualitative Disclosures about Credit Risk

For CorpBanca, proper risk management in all areas, particularly regarding credit risk, is one of the core pillars of the Bank’s portfolio management efforts, striving to maintain a proper risk/return ratio.

CorpBanca’s credit risk management is based on the following key elements:

•	Loan policies.

•	Loan approval processes.

•	Sound risk culture that is consistent with the Bank’s strategy.

•	Regulatory and preventative outlook on risk.

•	Human resources with considerable expertise in loan-related decision making.

•	Active participation from Credit Risk Division in the approval process, using a market segmented structure.

•	Defined monitoring and collections processes with involvement from the Commercial, Risk, Rating and Asset Control Areas.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

•	Dissemination of a risk culture throughout the Bank with internal and external training programs for the Commercial and Risk Areas.

•	The Companies Risk Division fulfills a checks-and-balances function for the commercial areas.

The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings. The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings.

These committees define individual and group exposure levels with customers as well as mitigating conditions such as collateral, loan agreements, etc.

The Bank’s risk management tool divides its portfolio into the following categories:

Normal Risk Portfolio

Watch List Portfolio

Default Portfolio

Normal Risk Portfolio

The risk involved is reviewed at the following times:

•	For each loan proposal upon initial granting, renewals and for special transactions.

•	When deemed necessary by the Rating and Asset Control Division or the Companies Credit Risk Division.

•	Whenever the account executive determines that relevant changes have occurred in any of the debtor’s risk factors that may imply greater risk.

•	Through a monthly sample provided by the warning system.

•	Through periodic review by diverse centers of responsibility.

Watch List

An asset on the watch list presents weaknesses that can correct themselves, but requires special attention from each account executive and the Rating and Asset Control Division. Payment outlooks are satisfactory but may deteriorate if these weaknesses are not corrected. Loans in this category do not necessarily present expected losses for the Bank.

To safeguard the credit quality of loans, the Bank has established that the commercial segments must maintain a minimum of 5% of the Bank’s commercial portfolio on the watch list.

The watch list is managed by the Commercial Areas. These areas must comply with action plans established by the Watch List Committee.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The watch list is also reviewed by the Watch List Committee, which is composed of the Companies Credit Risk and/or Credit Risk Division Manager, Rating and Asset Control Division Manager and the corresponding Commercial Area Managers, based on the following timetable:

Every 4 months	Debtors are reviewed using these strategies:
	V1	Exit
	V2	Guarantee
	V3	Reduce

Every 6 months		V4 Continue
Every 2 months	V5	Structured exit
If the loan remains unpaid.

The committee reviews all debtors classified individually on the watch list, which controls 93% of the Bank’s commercial portfolio on a case-by-case basis.

The Risk Manager of each commercial segment and the Rating and Asset Control Division Manager are responsible for monitoring the account executive’s compliance with action plans and any agreements made by the Watch List Committee.

Debtors on the watch list must be included in the following action plans, depending on the type of problems that affect them:

Debtors with exit plans.
The Bank made the decision to completely eliminate the risk. For these debtors, there must be a defined payment plan.	V1

Debtors with plans to increase guarantee coverage.	V2

Debtors with plans to decrease exposure. Decrease debt to an amount that is comfortable for the Bank.	V3

Debtors with monitoring plans.

Less degree of concern. Example: monitoring the capitalization of a company that is committed but not executed, one-time delays in payments, payment of claims questioned by the insurance company.

V4

Debtors with structured payment plans. Defined payment plan for all debt. Only requires monitoring that installments are paid on time.	V5

Debtors declared as satisfactory assets. They were eliminated from the system after having satisfactorily complied with agreed-upon action plans.	V0

Variables that determine the classification of an asset as on the watch list.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

1.	Using warning signs, which may include:

•	Qualitative aspects of debtor (some examples)

Change of owner, partner or guarantor

Problems between partners

Change of marital regime of guarantors

Change of ownership of property, plant and equipment

Labor conflicts

Quality of financial information

Adverse situation in industry or market in which debtor does business

Regulatory changes

Damage to facilities

•	Quantitative aspects of debtor (some examples)

Decrease in sales

Decrease in gross or operating margins

Increase in cash cycle (inventory permanence, age of receivables)

Increase in bank debt

Significant withdrawals by partners

Increase in investments in and receivables from related parties

Major investment projects

•	Payment behavior

Requesting continual renewals

Continuous internal overdrafts

Unpaid balances more than 30 days past due in financial system and/or past-due portfolio

Documents issued with insufficient funds

Scarce movements in current account

Unexplained labor and other violations

Number of defaults in Bank and financial system

2.	Debtor risk rating

When the customer should be classified in category A6 or worse

3.	Debtor analysis

As a result of renewals of lines of credit or requests for particular loans, the commercial and financial situation are reviewed.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Who classified the debtor on the watch list?

•	Account Executives

•	Risk Managers

•	Loan Approval Committees

•	Past-due Portfolio Committee

•	Rating and Asset Control Manager

•	Commercial Managers

To whom was the request for classification made?

Rating and Asset Control Manager

Who changes payment plans for debtors on the watch list or removes customers from the list?

The Rating and Asset Control Division is the only entity that can change, modify or exclude a customer from the watch list.

How is a customer removed from the watch list?

The request is submitted to the committee, which then studies the information and approves or rejects the request.

How is the Commercial Area informed of the committee’s agreements?

Through minutes issued by the Rating and Asset Control Manager.

Default Portfolio

This includes the entire portfolio managed by the Normalization Division. All customers with individual ratings of C1 or worse and all customers that have defaulted on any loan as a result of payment capacity problems, regardless of their rating, should be transferred to this division.

The Rating and Asset Control Division reviews compliance with this provision on a monthly basis.

This portfolio is revised by the Rating and Asset Control Division each month.

Financial Derivative Instruments

The Bank has strict controls for derivative contracts negotiated directly with its counterparties. Credit risk is limited to the fair value of contracts that are favorable for the Bank (asset position), which only represents a small fraction of the notional values of those instruments. This exposure to credit risk is managed as part of the loan limits for customers, together with potential exposure from market fluctuations. In order to mitigate risk, the Bank tends to operate with counterparty deposit margins.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Contingent Commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include guarantors and pledges, documentary letters of credit, bank guarantees and commitments to grant loans.

Cosignatories and sureties represent an irrevocable payment obligation. In the event that a customer with a co-signer does not fulfill its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of a customer that are guaranteed by merchandise on board, which therefore have less risk than direct indebtedness. Bank guarantees are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, guaranteed by them.

Regarding commitments to grant loans, the Bank is potentially exposed to losses equivalent to the unused total of the commitment. However, the likely amount of the loss is less than the unused total of the commitment. The Bank monitors the maturity of lines of credit because generally long-term commitments have greater credit risk than short-term commitments.

Financial Instruments

For this type of asset, the Bank measures the probability of not being able to collect from issuers using internal and external ratings such as risk rating agencies that are independent from the Bank.

Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank’s favor. The main guarantees provided by customers are detailed as follows:

•	For loans to companies, the main guarantees are:

•	Machinery and/or equipment

•	Projects under construction, buildings with specific purposes and

•	urban plots or land.

•	For loans to individuals, the main guarantees are:

•	Houses

•	Apartments

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Credit Quality by Financial Asset Class

The credit quality of financial assets is described in conformity with the SBIF Compendium of Accounting Standards. The following table summarizes financial assets by credit quality:

As of March 31, 2016	Individual Portfolio																				Group Portfolio
																					Normal	Default
	Normal Portfolio							Substandard Portfolio					Default Portfolio								Portfolio	Portfolio
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total			Subtotal	Overall Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to banks	170,000	54,365	31,268		—	—	255,633	—	—	—	—	—	—	—	—	—	—	—	—	255,633	—	—	—	255,633

Loans to customers	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Commercial loans:	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Commercial loans	—	231,518	1,857,900	2,738,456	2,276,293	350,410	7,454,577	94,442	71,714	42,325	96,481	304,962	44,242	5,785	10,475	7,118	13,423	125,164	206,207	7,965,746	769,964	53,720	823,684	8,789,430
Foreign trade loans	—	3,352	138,915	138,248	79,168	23,627	383,310	12,763	28,586	—	2,119	43,468	5,745	7,669	—	—	2,637	1,047	17,098	443,876	29,855	554	30,409	474,285
Current account overdrafts	—	—	758	10,506	9,529	317	21,110	254	81	7	5	347	109	—	—	—	79	533	721	22,178	14,244	2,123	16,367	38,545
Factored receivables	—	—	1,331	21,407	9,718	—	32,456	471	—	—	7	478	—	—	—	—	—	10	10	32,944	12,285	782	13,067	46,011
Lease transactions	—	3,074	42,031	264,993	314,917	59,938	684,953	27,089	5,357	7,341	9,491	49,278	6,757	5,697	1,439	1,516	13,132	2,615	31,156	765,387	123,671	6,901	130,572	895,959
Other loans and receivables	—	183	879	2,481	3,277	149	6,969	89	246	62	43	440	31	4	2	5	179	1,050	1,271	8,680	356,982	12,521	369,503	378,183

Subtotal commercial loans	—	238,127	2,041,814	3,176,091	2,692,902	434,441	8,583,375	135,108	105,984	49,735	108,146	398,973	56,884	19,155	11,916	8,639	29,450	130,419	256,463	9,238,811	1,307,001	76,601	1,383,602	10,622,413

Consumer loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,679,814	40,080	1,719,894	1,719,894

Mortgage loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,187,032	40,486	2,227,518	2,227,518

Total loans to customers	—	238,127	2,041,814	3,176,091	2,692,902	434,441	8,583,375	135,108	105,984	49,735	108,146	398,973	56,884	19,155	11,916	8,639	29,450	130,419	256,463	9,238,811	5,173,847	157,167	5,331,014	14,569,825
Investment securities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

As of December 31, 2015	Individual Portfolio																				Group Portfolio
																					Normal	Default
	Normal Portfolio							Substandard Portfolio					Default Portfolio								Portfolio	Portfolio
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total			Subtotal	Overall Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to banks	308,028	64,652	21,379	58,010	—	—	452,069	—	—	—	—	—	—	—	—	—	—	—	—	452,069	—	—	—	452,069

Loans to customers	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Commercial loans:	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Commercial loans	—	337,942	1,902,372	2,982,307	2,181,402	303,679	7,707,702	122,571	73,698	43,264	34,382	273,915	42,032	6,402	2,149	8,106	7,580	63,494	129,763	8,111,380	737,047	82,657	819,704	8,931,084
Foreign trade loans	—	3,558	142,449	148,669	82,726	24,727	402,129	33,564	11,082	—	2,281	46,927	3,773	8,175	—	—	2,807	1,332	16,087	465,143	55,512	684	56,196	521,339
Current account overdrafts	—	—	390	7,837	3,760	184	12,171	61	25	88	12	186	3	95	10	—	124	425	657	13,014	13,460	2,451	15,911	28,925
Factored receivables	—	—	1,236	30,918	13,182	38	45,374	670	—	—	—	670	—	—	—	—	—	49	49	46,093	15,537	383	15,920	62,013
Lease transactions	—	7,924	46,238	257,945	305,434	54,407	671,948	27,788	7,737	7,893	11,188	54,606	6,046	5,801	2,120	1,781	9,278	2,177	27,203	753,757	126,939	7,493	134,432	888,189
Other loans and receivables	—	182	547	3,921	2,633	157	7,440	79	338	41	43	501	61	99	3	2	172	1,048	1,385	9,326	352,227	13,437	365,664	374,990

Subtotal commercial loans	—	349,606	2,093,232	3,431,597	2,589,137	383,192	8,846,764	184,733	92,880	51,286	47,906	376,805	51,915	20,572	4,282	9,889	19,961	68,525	175,144	9,398,713	1,300,722	107,105	1,407,827	10,806,540

Consumer loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,716,840	42,810	1,759,650	1,759,650

Mortgage loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,208,215	35,731	2,243,946	2,243,946

Total loans to customers	—	349,606	2,093,232	3,431,597	2,589,137	383,192	8,846,764	184,733	92,880	51,286	47,906	376,805	51,915	20,572	4,282	9,889	19,961	68,525	175,144	9,398,713	5,225,777	185,646	5,411,423	14,810,136
Investment securities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

FINANCIAL RISK MANAGEMENT

Definition and Principles of Financial Risk Management

Market Risk

Definition

Market risk is the exposure to economic gains or losses caused by movements in prices and market variables. This exposure stems from both the trading book, where positions are valued at fair value, and the banking book, which is at amortized cost. The different valuation methodologies require the use of diverse tools to measure and control the impact on either the value of the Bank’s positions or its financial margin.

Decisions as to how to manage these risks are reviewed by committees, the most important of which is the Asset-Liability Committee (ALCO).

Each of the activities are measured, analyzed and reported on a daily basis using different metrics to ascertain their risk profiles.

The following section describes the main risk factors along with the tools we use to monitor the most important impacts of market risk factors to which the Bank and its subsidiaries are exposed.

Risk Factors

Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions.

The main sources of foreign exchange risk are:

•	Positions in foreign currency (FX) within the trading book.

•	Currency mismatches between assets and liabilities in the banking book.

•	Cash flow mismatches in different currencies.

•	Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the bank’s income statement and equity. This effect is known as “translation risk”.

Indexation Risk

Indexation risk is the exposure to changes in indexed units (e.g. UF, UVR or others) linked to domestic or foreign currency in which any instruments, contracts or other transactions recorded in the balance sheet may be denominated.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Interest Rate Risk

Interest rate risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of trading instruments and the financial margin and other gains from the banking book such as fees. Likewise, fluctuations in interest rates can affect the underlying value of the Bank’s assets and liabilities and of derivative instruments that are recorded off balance sheet at fair value.

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin and equity.

Movements in interest rates can be explained by at least the following risk factors:

•	Systemic risk

•	Funding liquidity risk

•	Credit risk

•	Specific risk

Prepayment or Call Risk

This risk arises from the possible prepayment (partial or full) of any transaction before its contractual maturity, generating the need to reinvest the freed cash flows at a different rate than that of the prepaid transaction.

Underwriting Risk

This risk arises as a result of the Bank underwriting a placement of bonds or other debt instruments, taking on the risk of coming to own the portion of the issuance that could not be placed among potential interested parties.

Correlation Risk

Correlation risk is the exposure to changes in estimated correlations between the relative value of two or more assets, or a difference between the effective and estimated correlation over the life of the transaction.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Market Liquidity Risk

Market liquidity risk is the exposure to losses as a result of the potential impact on transaction prices or costs in the sale or closure of a position. This risk is related to the particular market’s degree of depth.

Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as the exposure to changes in the perceived volatility of these factors.

Management Principles

The following principles govern the market risk management efforts of CorpBanca and its subsidiaries:

•	Business and trades are conducted in line with established policies, pre-approved limits, guidelines, procedure controls and clearly defined delegation of decision-making authority, in compliance with applicable laws and regulations.

•	The Bank’s organizational structure must ensure effective segregation of duties so that trading, monitoring, accounting and risk measurement and management are performed and reported independently using a dual-control system.

•	Trading of new products and participation in new markets can only take place if:

•	The product has been approved by the Bank’s New Product Committee.

•	A full assessment has been conducted to determine if the activity falls within the bank’s general risk tolerance and specific commercial objectives.

•	Proper controls and limits have been set for that activity.

•	The limits, terms and conditions stipulated in the authorizations are monitored on a daily basis and any excesses are reported no later than the following day.

•	Trading positions are valued each day at fair value in accordance with the Valuation Policy.

•	All trades must be executed at current market rates.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Funding Liquidity Risk

Definition

Funding liquidity risk is the exposure of the Bank and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

•	the liquidation of positions, when it so decides, to occur without significant losses.

•	the commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.

•	the Bank to avoid fines or regulatory penalties for not complying with regulations.

Management Principles

The principles used to manage funding liquidity risk include:

•	Balancing strategic liquidity objectives with corporate profitability objectives, designing and implementing investment and financing strategies to compete with our key competitors.

•	Designing policies, limits and procedures in accordance with banking regulations, internal rules and CorpBanca’s strategic business objectives.

•	Establishing a robust framework for managing liquidity risk that guarantees that the entity will maintain sufficient liquidity, including a cushion of high-quality, unencumbered liquid assets that can be used to contend with a series of stress-generating events, including those that bring about losses or weaken sources of secured and unsecured financing.

•	Clearly establishing liquidity risk tolerance appropriate for its business strategy and its size within the financial system.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

•	The Bank has a financing strategy that promotes effective diversification of funding sources and maturities. It maintains a continuous presence in the funding market with correspondent banks and select customers, maintaining close relationships and promoting diversification of funding sources. It also keeps appropriate lines of financing available, ensuring its ability to obtain liquid resources quickly. The Bank has identified the main factors of vulnerability that affect its ability to secure funds and monitors the validity of the assumptions behind estimates for obtaining funding.

•	CorpBanca actively manages its intraday liquidity positions and risks in order to punctually meet its payment and liquidation obligations both under normal circumstances as well as situations of stress, contributing to the smooth operations of the payment and settlement systems.

Counterparty Risk

Credit default risk is the risk of loss arising from non-compliance by a given counterparty, for whatever reason, in paying all or part of its obligations with the Bank under contractually agreed-upon conditions. This risk also includes a given counterparty’s inability to comply with obligations to settle derivative operations with bilateral risk.

The Bank diversifies credit risk by placing limits on the concentration of this risk in any one individual debtor, debtor group, product, industry segment or country. Such risks are continuously monitored and the limits by debtor, debtor group, product, industry and country are reviewed at least once per year and approved by the respective committee.

Exposure to credit risk is evaluated using an individual analysis of the payment capacity of debtors and potential debtors to meet their obligations on time and as agreed.

Furthermore, the Bank has strict controls for derivative contracts negotiated directly with its counterparties. This exposure is managed using limits per customer based on a risk methodology equivalent to credit risk exposure. Lastly, the values of derivatives are adjusted to reflect the expected loss from the counterparty.

Corporate Governance Structure and Committees

CorpBanca has established a sound organizational structure for monitoring, controlling and managing market risks, based on the following principles:

•	Risk is monitored and controlled by parties independent from those managing risk, thus correctly aligning incentives.

•	Management efforts should be flexible, within the framework permitted by policies, rules and current regulations.

•	Senior management establishes the guidelines for risk appetite, and

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

•	is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.

In order to guarantee the flexibility of management efforts and communication of risk levels to senior management, the following network of committees has been established:

•	Daily Committee: Meets daily to review financial conditions and the latest market movements. This committee reviews the relevance of positions on a daily basis in order to detect in advance any scenarios that could negatively impact returns and liquidity. It also monitors the performance of strategies used for each of the portfolios.

•	Market and Proprietary Trading Committee: Meets weekly to analyze management of positions. This committee reviews local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.

•	Financial Management Committee: Meets biweekly to analyze management of structural interest rate and indexation risk in the banking book.

•	Liquidity Management Committee: Meets biweekly to analyze management of funding liquidity risk.

•	Asset-Liability Committee (ALCO): Meets biweekly to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.

•	Board of Directors The Board of Directors is informed each quarter of the market and funding liquidity risk levels assumed by presenting established risk indexes, limit consumption and results of stress tests.

The Divisions in charge of managing market and funding liquidity risk are:

The Treasury Division is responsible for managing market risk. Its primary objective is to generate or conduct business with customers while its secondary function is to carry out proprietary trading.

The Finance and International Division is responsible for managing all structural risks in the markets in which it operates through the Financial Management and Liquidity Management Areas in order to provide greater stability to the financial margin and ensure suitable levels of solvency and liquidity.

As with the corporate structure for financial risk, each local financial risk unit arranges its functions based on the specific characteristics of the business, operations, legal requirements or other relevant aspects.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

In order to guarantee adherence to corporate policies and proper local execution, the corporate financial risk area and local units have the following roles and functions:

Corporate Financial Risk Area:

•	To design, propose and document risk policies and criteria, corporate limits and decision making and control processes.

•	To generate management schemes, systems and tools, overseeing and supporting implementation so that they function effectively.

•	To know, assimilate and adapt internal and external best practices.

•	To drive commercial activity to attain risk-weighted results.

•	To consolidate, analyze and control financial risk incurred by all perimeter units.

Local Financial Risk Units:

•	To measure, analyze and control the risks under their responsibility.

•	To adapt and embrace corporate policies and procedures through local approval.

•	To define and document local policies and lead local projects.

•	To apply policies and decision-making systems to each market.

•	To adapt the organization and management schemes to corporate frameworks and rules.

Monitoring and Controlling Financial Risk

Market Risk

Management Tools

Internal Monitoring

Limits and Warning Levels

Trading Book

The trading book consists of financial instruments that are allocated to diverse portfolios based on their strategy. The market risk of these instruments stems mainly from being recorded at fair value. As a result, changes in market conditions can directly impact their value. The following sections describe the monitoring and control structure for market risk in the trading book used during 2016.

Value at Risk (VaR)

The Value at Risk (VaR) methodology is the main tool for controlling market risk in the trading book. Its appeal lies in its providing a statistical measurement of the maximum expected loss at a certain defined level of confidence, consolidating the risk exposures with the observed distribution of market factors.

To do this, CorpBanca uses a historical VaR to measure market risk in its portfolios. A historical VaR is believed to have comparative advantages over the other two most well known calculation methodologies (e.g. statistical or parametric VaR, which is based on assumptions of a normal

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

distribution of returns, and the Monte Carlo simulation, which demands considerable technology resources and also requires assumptions on the distribution of returns). Nevertheless, a historical VaR has limitations, stemming mainly from the windows of time used to calculate outcome vectors that could not be reflected in periods of greater volatility or loss of correlations. There is also the fact that it considers only positions held from one day to the next and not intraday positions, which are another potential source of losses due to changes in risk factors for intraday movements in market variables. Therefore, the Bank uses complementary measures such as VaR Stress, Expected Shortfall and Conditional VaR, among others, to quantify risk.

The Bank also uses backtesting to measure the reliability of the VaR calculation model used and its underlying assumptions. The results are presented in point (i) below.

The Bank assigns global limits based on its activities in different markets. In addition, in order to complement these global limits, VaR sublimits are defined using diverse variables such as market volatility, volume, liquidity and return on capital.

The following table presents the use of VaR during the fourth quarter of 2016 for the Bank and its Chilean and foreign subsidiaries.

VaR Statistics for Bank and Subsidiaries

Figures in millions of Chilean pesos [MCh$]

VaR at 99% confidence

		2016
		Minimum	Average	Maximum	Last
CONSOLIDATED	Against P&L	1,115.23	1,915.82	4,050.90	1,234.16

CORPBANCA CHILE	Against P&L	1,081.62	1,275.33	1,535.04	1,207.17

CONSOLIDATED COLOMBIA	Against P&L	213.95	1,005.04	3,159.02	348.51
(Corpbanca & Helm Bank)

CORREDORA DE BOLSA	Against P&L	60.60	90.23	119.96	82.17

CORPBANCA NEW YORK	Against P&L	0.13	0.26	2.38	0.13

FIGURE 1: VAR CONSUMPTION FOR THE BANK AND ITS SUBSIDIARIES

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The following graph shows the evolution of daily VaR during the prior year for both the Bank in Chile and its subsidiary in Colombia.

FIGURE 2: VAR TRENDS IN CHILE AND COLOMBIA IN 2016

VaR Backtesting

VaR backtesting is carried out at a local and corporate level by the different financial risk units. The backtesting methodology is applied consistently to all of the Bank’s portfolios. These exercises consist of comparing the estimated VaR measurements at a determined level of confidence and time horizon against the real results of losses obtained during the same time horizon. The methodology used compares the results obtained without considering the intraday results or changes in positions within the portfolio. This method corroborates the individual models’ ability to value and measure the risks from the different positions.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The following table shows trends in P&L and VaR for Chile.

FIGURE 3: BACKTESTING TRENDS FOR CHILE IN 2016

The graph presented above shows VaR movements with data from 300 days of history and the Bank’s results in Chile. Based on the graph, during the time frame indicated, there were 4 exceptions over the daily VaR. The frequency (Kupiec) test places the model within the green zone, which indicates that the model is correct and there is no doubt as to its accuracy. It is also aligned with the hypotheses made and accepts exceptions generated with a frequency just above 1%, which are also independent from one another.

FIGURE 4: BACKTESTING TRENDS FOR COLOMBIA IN 2016

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The figure above illustrates no exceptions to the daily VaR. The frequency test places the model within the green zone, which indicates that there is no evidence for refuting the model. The number of exceptions is within the accepted range for not rejecting the model. Within a sample of 300 data points, up to three VaR exceptions are tolerable. To conclude, the test confirms that the model’s measurement presents no deficit.

Interest Rate and Currency Sensitivity

Measuring interest rate and currency sensitivity is one of the main tools for monitoring market risk in the trading book, enabling the Bank to break down, understand and report on the directional positions to which it is exposed.

Interest rate and currency sensitivity is monitored on a daily basis and is limited by the VaR limits established for each portfolio.

At the same time, exchange rate risk is controlled using notional limits, giving fluidity to currency products with customers and simultaneously limiting trading positions. The following table shows the current notional limits as well as closing positions as of period end in March 2016, and statistics for that year.

	As of March 31, 2016			Consumption Statistics 2016
Exchange Rate	Position [USD]	VaR 99% [CLP]	VaR Inc 99% [CLP]	Minimum [USD]	Average [USD]	Maximum [USD]
USD/CLP	14,982,791	130,531,396	77,623,815	(15,503,500)	4,387,495	21,745,500
EUR/USD	(4,013,366)	46,117,818	21,347,359	(4,708,898)	(2,133,078)	5,079,553
JPY/USD	93,552	828,016	91,207	17,337	85,580	268,134
GBP/USD	36,242	302,144	(20,505)	36,242	185,520	665,045
CAD/USD	41,889	326,659	(46,993)	(279,912)	63,048	157,198
AUD/USD	48,473	570,432	113,893	47,536	56,618	69,976
MXN/USD	65,128	735,393	(187,290)	62,304	68,594	73,856
PEN/USD	—	—	—	—	—	—
BRL/USD	(25,007)	476,809	8,397	(25,395)	(23,128)	(21,631)
COP/USD	10,824	207,955	(9,843)	(38,489)	1,995	156,088
NOK/USD	59,774	811,258	(177,597)	20,849	26,748	59,774
DKK/USD	24,682	259,425	(126,708)	23,568	24,191	24,919
SEK/USD	(1,417)	15,259	2,445	(11,524)	6,315	20,495
CHF/USD	61,923	650,877	(285,919)	58,226	74,934	92,549
WON/USD	—	—	—	—	—	—
CNY/USD	8,807	35,046	(1,738)	(1,674)	7,323	9,066

FIGURE 5: CURRENT LIMITS AND CONSUMPTION OF CURRENCY POSITIONS FOR 2016

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The following tables show the trends in the most important currency positions managed in Chile, which are the U.S. dollar (USD) and the euro (EUR).

FIGURE 6: EVOLUTION OF USD/CLP POSITION FOR 2016

FIGURE 7: EVOLUTION OF EUR/USD POSITION FOR 2016

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The limit for Colombia uses an overall position for all currencies, which cannot exceed US$40 million (notional). The table below shows the aggregate position for Colombia.

FIGURE 8: EVOLUTION OF USD/COP POSITION FOR YEAR 2016 CORPBANCA COLOMBIA

Sensitivity to Volatility

While the options portfolio is included in the VaR calculation described in the section above, the Bank also uses additional limits to controls the risks associated with the currency options portfolio. These added limits promote the product as a customer necessity, more than as trading positions.

•	Gamma Risk Limit or Effect of Convexity of Options

•	Vega Risk Limit or Effect of Variability of Area of Implied Market Volatility

The following graphs show the use of limits as of March 31, 2016, and trends in their use in Chile and the Colombian subsidiary.

Consumption of Gamma and Vega Risk Chile

	March 2016
Index	Limit [MCh$]	Value [MCh$]
Gamma Risk	50	—
Vega Risk	300	160

FIGURE 9: CONSUMPTION OF GAMMA AND VEGA RISK MARCH 31, 2016

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

FIGURE 10: TRENDS IN GAMMA RISK 2016

FIGURE 11: TRENDS IN VEGA RISK 2016

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The following figures show the use of gamma and vega limits as of March 2016, for our subsidiary in Colombia.

Consumption of Gamma and Vega Risk Colombia

	March 2016
Index	Limit [MCh$]	Value [MCh$]
Gamma Risk	73	22
Vega Risk	178	4

FIGURE 12: CONSUMPTION OF GAMMA AND VEGA RISK MARCH 31, 2016 CORPBANCA COLOMBIA

FIGURE 13: TRENDS IN GAMMA RISK 2016 COLOMBIA

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

FIGURE 14: TRENDS IN VEGA RISK 2016 COLOMBIA

Banking Book

The banking book consists primarily of:

Assets

•	Cash

•	Commercial, mortgage and consumer loans from the commercial areas.

•	Fixed-income instruments classified as available for sale or held to maturity.

Liabilities

•	Demand deposits

•	Time deposits

•	Senior and subordinated bonds

•	Derivative instruments that qualify for hedge accounting: Derivatives that, meeting certain requirements, are given an accounting treatment different than those derivatives recorded in the trading book, the objective of which is to manage risks in the banking book.

The banking book’s main risks and the tools used to monitor, control and manage these risks are described below.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Financial Investment Positions

The banking book includes a portfolio of financial investments classified as available-for-sale instruments, used to manage structural interest rate risk in the balance sheet. Exposure to this type of investments is calculated using PV01 and VaR market value sensitivities, in order to continuously monitor the volatility of book basis equity.

The Bank uses accounting hedges as an efficient and relatively low-cost way to manage interest rate risk in the banking book.

Sensitivity to Indexation

CorpBanca’s balance sheet presents a mismatch between inflation-indexed assets and liabilities. The Chilean market has more indexed assets than liabilities, which explains why the Bank has a mismatch of inflation-indexed assets. This is due to the existence of medium and long-term indexed assets that are financed with liabilities in Chilean pesos.

Hedge accounting is used as an effective and relatively low-cost tool to manage this risk.

The following table shows the size of the mismatch as of period end in September 2016 and the mismatch statistics during the year.

Inflation Mismatch as of March 2016 and Statistics for the Year

		Statistics 2016
	March 31, 2016	Minimum	Average	Maximum
	[MCh$]	[MCh$]	[MCh$]	[MCh$]
Total Mismatch	1,179,192	833,279	979,127	1,179,192

Balance Sheet Mismat	1,767,415	1,799,849	1,773,242	1,767,415
Derivative Mismatch	(819,214)	(1,007,045)	(841,551)	(819,214)
Investment Mismatch	230,991	40,475	47,435	230,991

FIGURE 15: INFLATION MISMATCH AS OF MARCH 2016 AND STATISTICS FOR THE YEAR

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The following graph shows trends in this mismatch during 2016 and the Bank’s relative ease in managing this risk. Throughout 2016, exposure remained at moderate levels.

FIGURE 16: EVOLUTION OF INFLATION MISMATCH DURING 2016

Sensitivity of Financial Margin and Economic Capital

The Annual Income Sensitivity (AIS) index measures the sensitivity of the interest margin to 100 bp variations in the reinvestment rate for assets and liabilities during the next 12 months. The established limits are much lower than the Bank’s profit for the year. During 2016, the sensitivity risk in the interest margin in Chile has remained low with a positive sensitivity to drops in interest rates.

The Market Value Sensitivity (MVS) index measures the sensitivity of the economic value (fair value) of the banking book in the event of a 100 bp increase in the valuation rates of assets and liabilities.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The tables below show the evolution of sensitivity indicators for interest margins and economic capital for Chile and Colombia.

FIGURE 17: EVOLUTION MVS AND AIS CHILE 2015-2016

FIGURE 18: EVOLUTION MVS AND AIS COLOMBIA 2015-2016

Structural Exchange Rate Risk

Structural exchange rate risk arises from the Bank’s positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the net income and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation.

One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of March 31, 2016, greater ongoing exposure was concentrated in Colombian pesos (approximately US$1.0 billion).

The Bank hedges part of these positions on a permanent basis using currency derivatives.

Stress Tests

These exercises allow weaknesses in positions and the balance sheet structure to be diagnosed. From this, the Bank can create a critical factor plan to be used before such scenarios come about, or a contingency plan for when the scenarios have already taken place or the estimated probability of occurrence is high.

Trading Book

In addition, market stress tests can be performed to test trading book positions under diverse extreme scenarios in order to estimate the losses they would generate.

The results of the market stress tests on the trading book are reported periodically to the ALCO and the Board of Directors.

Stress tests conducted during 2016 indicated that none of the critical scenarios considered would affect the Bank’s solvency.

Banking Book

Market stress tests are also performed to test the banking book under diverse extreme scenarios in order to estimate the potential losses they would generate on both the interest margin and on capital.

The results of the market stress tests on the banking book are disclosed periodically to the ALCO and the Board of Directors.

The following section summarizes the scenarios constructed to ascertain levels of market risk factors that follow economic relationships. From this, the Bank identifies the scenarios that are more likely to occur. This likelihood may increase or decrease depending on current economic conditions and scenarios with parallel movements in risk factors, based on the weight assigned to current levels.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

FIGURE 19: INTEREST RATE SCENARIOS

FIGURE 20: CURRENCY SCENARIOS

Methodologies

Trading Book

Value at Risk - VaR

For the calculation of VaR, the non-parametric method of historical simulation is used, which consists of using a historical series of prices and the position at risk from the trading book.

A time series of simulated prices and yields is constructed with the assumption that the portfolio was conserved for the period of time of the historical series. The VaR tries to quantify a threshold of expected losses, which should only occur a certain percentage of times based on the level of confidence used in the calculation.

Rate Sensitivity

Sources of rate risk include forwards, swaps and options. Rate sensitivity is calculated and reported by portfolio, by relevant discount curve and by maturity.

The present value of the portfolio is stressed by 1 bp. In other words, the present value is calculated by increasing the respective discount rate by 1 bp. The sensitivity of options is calculated using the theta value.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The variation in the present value of the portfolio corresponds to its sensitivity at a variation of one basis point (bp).

•	DV01: Sensitivity to 1 bp variation in rate i at band m.

•	PV: Present value of portfolio’s cash flows.

•	PV’im: Present value of portfolio’s cash flows with shock of 1 bp in rate i at time band m.

•	Pim: Net position in CLP at time band i, currency m.

•	rim: Representative rate of currency m, time band i.

•	Ti: Representative maturity of time band i.

Currency Sensitivities

Sources of exchange rate risk come from both balance sheet and off-balance sheet positions such as derivatives.

Currency or position sensitivity corresponds to the market valuation of each cash flow in the currency of origin. That is, the cash flows in foreign currency expressed at present value.

•	PV: Present value of portfolio’s cash flows.

•	PV’m: Present value of portfolio’s cash flows with shock of 1 unit in exchange rate of currency m with respect to USD.

Banking Book

Sensitivity to Indexation

Sources of indexation risk come from both balance sheet and off-balance sheet positions such as derivatives that, as a result of a change in indexation units (UF, UVR or others), impact the Bank’s profit or loss.

As with currency sensitivity, indexation sensitivity is the market valuation of each indexed cash flow. That is, the cash flows in indexation units expressed at present value.

•	PV: Present value of portfolio’s cash flows.

•	PV’m: Present value of portfolio’s cash flows with shock of 1 unit in indexation unit.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Sensitivity of Financial Margin

This measures the impact caused by a movement of 100 bp, over a twelve-month horizon, in the Bank’s financial margin (interest earned less interest paid).

The information required to calculate the index is obtained from the regulatory cash flows of the market risk data from the balance sheet book (regulatory report C40) only considering the time bands up to 1Y included.

•	Annual Income Sensitivity.

•	Pim: Net position in CLP in respective time band.

•	Δr: Variation of 100 bp.

•	Ti: Representative maturity of time band i.

Sensitivity of Economic Capital

This measures the sensitivity of the market value of the cash flows associated with assets and liabilities in the event of a parallel change of 100 bp in the relevant discount curve.

The information required to calculate the index is obtained from the cash flows of the Bank’s entire portfolio using data from the banking book.

The present value of the aggregate flows are discounted using the average terms of the respective time bands. Then the present value is calculated similarly with a shock increasing the respective discount rate by 100 bp.

•	MVS: Market Value Sensitivity.

•	PVim: Present value of the cash flows of time band i, currency m.

•	PV’im: Present value of the cash flows of time band i, currency m, with a shock of 100 bp in discount rates.

•	Pim: Net position in CLP at time band i, currency m.

•	rim: Representative rate of currency m, time band i.

•	Ti: Representative maturity of time band i.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Regulatory Monitoring

Regulatory monitoring of market risk exposure is measured in accordance with chapter III.B.2.2 of the Compendium of Financial Standards from the Chilean Central Bank and chapter 12-21 of the Updated Compilation of Standards from the Superintendency of Banks and Financial Institutions for both the trading book and the banking book. In the trading book, the impact is measured in the event of a change in the market price of its financial positions as a result of variations in interest rates, exchange rates and volatility. In the banking book, the impact is measured on the entity’s financial margin and present value.

The limits established for the trading book are for exposure to interest rate risk and exchange rate risk. The difference between the regulatory capital recorded by the financial institution and the sum of the following two items cannot be negative: (i) the product of the credit risk-weighted assets defined in article 67 of the General Banking Law and the minimum percentage established for regulatory capital in article 66 of that law, and (ii) the sum of the trading book’s exposure to interest rate risk and the exchange rate risks for the entire balance sheet measured in accordance with the Basel standard methodology with some important differences where exchange rate exposure stands out. As indicated in the paragraph above, the Bank must always comply with the following ratio:

PE – ((k × APRC) + ERM) > 0

donde	:	cash assets
PE	:	weighted assets for credit risk
APRC	:	minimum percentage set for effective equity in the
k	:	Article 66 of the General Banking Law
ERM	:	Exposure to interest rate risk in the trading book and currency risks for the entire balance

Group	Description	Sensitivity Factor
i	Each of the foreign currencies of countries with long-term external debt in foreign currency with a rating of at least AAA, or equivalant, from any of the risk rating agencies indicated in Chapter III.B.5 of this Compendium. It also includes euros and positions in gold.	si = 8%

j	Each of the foreign currencies of countries not included in basket i.	sj = 35%

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Market risk exposure in accordance with regulatory methodology is detailed below:

Information as of 03/31/2016

Market Risk Limit for Trading Book	31-03-2016
Market Risk Exposure	165,361
Rate trading	57,946
Currency trading	992
Options trading	584
Currency structural*	105,838
Credit risk-weighted assets	17,575,629

Total risk-weighted assets	19,642,643

Regulatory capital	1,612,527

Basel index	9.17%

Basel index (includes ERM)	8.21%

Margin	201,841
% Consumption	87.48%

Figures in millions of Chilean pesos

FIGURE 21: MARKET RISK LIMIT FOR TRADING BOOK

The market risk presented in the table above (measured in units of risk-weighted assets) shows that capital consumption related to the Bank’s exposures to market risks is explained in more than 85% of the cases by the effect of our investment in CorpBanca Colombia. As of March 2016, this investment amounted to approximately US$815 million. This exposure to exchange rate risk—Chilean peso vs. Colombian peso—is considered structural in the sense that it arises from a long-term investment.

It is also worth mentioning that in accordance with Chilean regulations, a sensitivity factor of 35% is applied to net exposures in foreign currencies of countries other than those classified as AAA or an equivalent rating. The standard sensitivity factor in the Basel standards is only 8%. As a result, the capital consumption that the Bank must report to comply with local regulations is more than 4 times greater than if international recommendations were applied.

The regulatory model for market risk in Colombia, as in Chile, is based on the standard Basel model, separated into risk factors (i.e. interest rate, exchange rate and stock price). The volatilities applied to each of the factors are established by regulators. This result is used for the solvency margin, to which a factor equivalent to 100/9 is applied.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Market Risk Limit for Trading Book	31-03-2016
Market Risk	628,594
Rate trading	628,594
Currency trading	—
Options trading	—
Currency structural*	—
Credit risk-weighted assets	5,851,640

Total risk-weighted assets	6,480,234

Regulatory capital	782,335

Basel index	13.37%

Basel index (includes ERM)	12.07%

Margin	265,091.37
% Consumption	66.12%

Figures in millions of Chilean pesos

FIGURE 22: MARKET RISK IN COLOMBIA

Chilean regulations also require banks to establish limits for their market risk exposure in their banking book, which includes limits based on sensitivity in the financial margin and volatility in its equity value. Measurement of exposure to interest rate and indexation risks in the banking book must consider both the short-term impact on the capacity to generate net interest and indexation income and the fees sensitive to changes in interest rates, as well as the long-term impact on the institution’s economic value of adverse movements in interest rates.

The banking book’s exposure to the net interest and indexation margin is known as the short-term limit and cannot exceed 35% of the accumulated interest and indexation margin, plus fees sensitive to interest rates charged in the twelve months prior to the date of measurement. The exposure of capital to changes in interest rates has a long-term limit that cannot exceed 20% of regulatory capital. Both limits were presented and ratified by the Bank’s Board of Directors.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The exposure of regulatory limits in the banking book for Chile are detailed as follows.

Information as of 03/31/2016

Short-term limit	31-03-2016
Exposure	69,175
Rate risk	36,959
Indexation risk	27,341
Reduced revenue (fees sensitive to interest rates)	4,876
Limit	130,623
% Consumption	53.0%

Financial margin plus fees (12 months)	373,209
Percentage limit over financial margin	35.0%
Short-term limit	130,623
Consumption with respect to financial margin	18.5%

Long-term limit	31-03-2016
Exposure	204,149
Rate risk	204,149
Limit	322,505
% Consumption	63.3%

Regulatory capital (RC)	1,612,527
Percentage limit over regulatory capital	20%
Long-term limit	322,505
Consumption with respect to RC	12.7%

Figures in millions of Chilean pesos

FIGURE 23: MARKET RISK LIMIT FOR BANKING BOOK

Finally, regulatory provisions in Colombia do not establish methodologies for determining market risk exposure for the banking book. However, they are monitored, controlled and reported on a daily basis using the internal methodologies described above.

Funding liquidity risk

Management Tools

In order to comply with risk management objectives for funding liquidity risk, the monitoring and control structure is centered mainly on the following focal points:

•	Short-term maturity mismatch

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

•	Coverage capacity using liquid assets

•	Concentration of funding sources

Additionally, the monitoring and control structure for liquidity risk is complemented with stress testing in order to observe the institution’s ability to respond in the event of illiquid conditions.

Internal Monitoring

Limits and Warning Levels

Thirty-day Liquidity Coverage Ratio

In order to safeguard the Bank’s payment capacity in the event of illiquid conditions, a minimum has been established for the instruments portfolio that enables cash flows to be quickly generated either through liquidation or because they can be used as collateral for new funding sources.

The limit for the liquidity coverage ratio is 50% of the 30-day mismatch in consolidated currency.

The composition of liquid assets as of period end March 2016 after applying the respective price volatility haircuts and market liquidity adjustments is presented in the table below.

Investment Portfolio Chile 03-31-2016	Liquid Assets in Domestic Currency (30 days)	Liquid Assets in Foreign Currency (30 days)	Total Liquid Assets
Cash and cash equivalents	364,185	52,753	416,938
Sovereign bonds	675,456	—	675,456
Bank time deposits	51	—	51
Corporate bonds	25,722	—	25,722
Bank bonds	101,309	8,506	109,815
Repo agreements	(33,346)	—	(33,346)
Average reserves required	(219,199)	(50,264)	(269,463)

Liquid assets	914,178	10,995	925,173

FIGURE 24: LIQUID ASSETS [MCH$] CORPBANCA CHILE

Investment Portfolio Colombia 03-31-2016	Liquid Assets in Domestic Currency (30 days)	Liquid Assets in Foreign Currency (30 days)	Total Liquid Assets
Cash and cash equivalents	574,200	14,194	588,395
Sovereign bonds	1,043,432	—	1,043,432
Bank time deposits	—	—	—
Corporate bonds	138,114	—	138,114
Bank bonds	—	—	—
Repo agreements	—	—	—
Average reserves required	(343,603)	—	(343,603)

Liquid assets	1,412,143	14,194	1,426,337

FIGURE 25: LIQUID ASSETS [MCH$] CORPBANCA COLOMBIA

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Daily Wholesale Maturities

In order to control concentration of funding sources and safeguard compliance with obligations, the Bank monitors maturities of deposits in Chilean pesos by wholesale customers. This monitoring is conducted with a daily limit of MCh$50,000 of maturities per day.

Special treatment is given to this customer segment for two reasons:

•	They individually represent an important percentage of CorpBanca’s business.

•	Given the profile of these customers in the wholesale segment, the renewal rate for these deposits tends to be lower. This last reason is consistent with cash disbursement models in regulatory reports, which do not assume that wholesale customers will renew deposits.

The maturity profile for wholesale deposits is monitored on a daily basis. As a result, excesses are detected and reported based on the structure of the maturity profile. Forecasted excesses must be justified the day after they are reported and must then be managed.

Warning Levels for Liquidity Requirements

In addition to monitoring and reporting all internal limits on a daily basis, senior management is informed each month through the ALCO and the Board of Directors is informed each quarter.

Special importance is placed on the Bank’s liquidity position by presenting an analysis of measurements of concentration, performance, premiums paid and/or other relevant variables.

Monitoring Funding Sources

Monitoring of variations in the stock of short-term funding such as time and demand deposits for each of the segments represents a key variable in monitoring the Bank’s liquidity. Identifying abnormal volatilities in these funding sources enables the Bank to quickly foresee possible undesired liquidity problems and thus to suggest action plans for managing them.

During 2016, different strategies were implemented to diversify liabilities, including: diversifying time deposits, expanding stable funding sources such as on-line time deposits by individuals and issuing bonds.

These strategies enabled the Bank to continue to improve its funding structure, providing more stable funding.

Survival Horizon under Individual Stress

As a function of stressed maturities and renewal ratios, days of survival are estimated based on projected liquidity needs and the portfolio of available liquid assets. Based on these scenarios, any significant deviation is studied to determine whether action plans need to be implemented.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Stress Tests

Stress testing is a tool that complements the analysis of liquidity risk management as it enables the Bank to know its ability to respond in the event of extreme illiquid conditions and to trigger its contingency plans, if necessary, to address such conditions.

In particular, three types of scenarios are modeled:

•	Individual Crisis: the financial system losses confidence in the Bank, which translates into important withdrawals from demand accounts, decreases in deposits and bond investments by customers and penalties to its funding rates.

•	Systemic Crisis: Local weakening of financial and credit conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, massive outflows of capital, increases in the use of lines of credit and downward adjustments in expectations for the monetary policy rate.

•	Global Crisis: Global weakening of financial, credit and economic conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, decreased exposure to credit risk (replaced by sovereign risk), increases in the use of lines of credit and downward adjustments in expectations for the monetary policy rate.

Regulatory Monitoring

In accordance with chapter III B.2.2 from the Chilean Central Bank and chapter 12-21 of the Updated Compilation of Standards from the Superintendency of Banks and Financial Institutions, the Bank must measure and control its liquidity position based on the difference between cash flows payable from liability and expense accounts and cash flows receivable from asset and income accounts for a given period or time band, which is called maturity mismatch.

This measurement is determined for controlling the liquidity position of the Bank itself and of its subsidiaries. The maturity mismatch calculation is carried out separately for domestic and foreign currency, setting limits based on capital and cash flows accumulated at 30 and 90 days:

•	The maturity mismatch in all currencies for periods less than or equal to 30 days must be less than or equal to the Bank’s basic capital.

•	The maturity mismatch in foreign currencies for periods less than or equal to 30 days must be less than or equal to the Bank’s basic capital.

•	The maturity mismatch in all currencies for periods less than or equal to 90 days must be less than or equal to twice the Bank’s basic capital.

In full compliance with the Chilean Central Bank and the Superintendency of Banks and Financial Institutions, CorpBanca’s Board of Directors approved a policy to measure and control its liquidity position based on maturity mismatches on an adjusted basis with a 10% cushion with respect to the regulatory limit.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

The table below shows the use of internal mismatch limits as of March 2016 and some consumption statistics for the year.

	As of March 31, 2016			Statistics 2016
Index	Limit [MCh$]	Mismatch [MCh$]	Excess Reserves [MCh$]	Minimum [MCh$]	Average [MCh$]	Maximum [MCh$]
All currencies 30 days	1,013,550	—	1,013,550	1,013,550	1,421,921	2,132,157
All currencies 90 days	2,027,099	—	2,027,099	2,010,659	2,250,284	3,389,449
Foreign currency 30 days	1,013,550	—	1,013,550	1,013,550	1,239,743	1,502,417

FIGURE 26: INTERNAL LIMITS AND CURRENCY MISMATCHES FOR 2016

Figures 27, 28 and 29 show the evolution of consumption for each limit in 2016.

FIGURE 27: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 30 DAYS DURING 2016

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

FIGURE 28: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 90 DAYS DURING 2016

FIGURE 29: EVOLUTION OF CONSOLIDATED MISMATCH IN FOREIGN CURRENCIES AT 30 DAYS DURING 2016

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

In the Colombian market, the regulatory measurement known as the standard LRI model measures 7 and 30-day liquidity gaps. It allows entities to quantify the level of minimum liquid assets, in domestic and foreign currency, that they should maintain each day in order to, at a minimum, meet their payment obligations fully and on time. Entities must be capable of measuring and forecasting the cash flows of their assets, liabilities, off-balance sheet positions and derivative instruments for different time horizons in both normal scenarios and crisis scenarios where cash flows vary significantly from expectations as a result of unforeseen changes in markets, the entity or both.

The following tables show the evolution of the 7 and 30 day liquidity gaps in Colombia in 2016.

FIGURE 30: CONSOLIDATED 7-DAY LIQUIDITY GAP 2016 COLOMBIA

FIGURE 31: CONSOLIDATED 30-DAY LIQUIDITY GAP 2016 COLOMBIA

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

NOTE 32 -	EVENTS AFTER THE REPORTING PERIOD

Itaú Corpbanca

a)	Merger Completion and Change of Control

Merger Completion

On April 1, 2016, the merger by incorporation of Banco Itaú Chile and CorpBanca took place. The merged bank’s new legal name is “Itaú Corpbanca”, which is the legal successor of Banco Itaú Chile, which is dissolved, all effective April 1, 2016.

Change of Control

For the purposes of completing the merger, Itaú Corpbanca issued 172,048,565,857 new shares, which correspond to 33.58% of its share capital. These shares were distributed on April 1, 2016, to shareholders of Banco Itaú Chile in exchange for their shares of that company.

Therefore, Itaú Unibanco Holding S.A. took control of Itaú Corpbanca on April 1, 2016.

b)	Extraordinary Shareholders’ Meeting

On April 11, 2016, the shareholders elected the following individuals (11 directors and 2 alternates, as established by the Bank’s by-laws) to the Board of Directors:

Directors:

Jorge Andrés Saieh Guzmán

Ricardo Villela Marino

Jorge Selume Zaror

Fernando Aguad Dagach

Gustavo Eduardo Arriagada Morales (independent)

Candido Botelho Bracher

Boris Buvinic Guerovich

Boris Nicolás Abovic Wiegand

Héctor Valdés Ruiz (independent)

Fernando Concha Ureta (independent)

Joao Lucas Duchene (independent)

Alternate Directors:

José Luis Mardones Santander (independent)

Camilo Morales Riquelme

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

c)	Extraordinary Board Meeting

On April 14, 2016, in an extraordinary meeting of the Board of Directors of Itaú Corpbanca, the following individuals were appointed chairman and vice chairman:

Chairman:	Jorge Andrés Saieh Guzmán
Vice Chairman:	Ricardo Villela Marino

d)	Strategic Partnership

The following sections are designed to provide information regarding the business combination between CorpBanca and Banco Itaú (Chile) that took place on April 1, 2016. This merger occurred after the current reporting period and does not involve any adjustments to these financial statements.

i.	Introduction and Important Information

•	Itaú and CorpBanca contributed their banking businesses in Chile and Colombia to create an Andean banking platform. The shareholders of CorpBanca up to March 31, 2016, own 66.42% of the bank (Itaú Corpbanca) resulting from the merger of CorpBanca and Itaú Chile, while Itaú owns the remaining 33.58%. Before the merger, Itaú Unibanco injected US$652 million into Itaú Chile.

•	On January 29, 2014, Itaú Unibanco (Brazil), Banco Itaú (Chile), CorpBanca (Chile) and CorpGroup (Chile) signed an agreement establishing the main provisions of the merger:

•	The merger of CorpBanca and Banco Itaú Chile will take place by the former incorporating the latter and the merged entity will be called “Itaú Corpbanca”.

•	Itaú Unibanco will control Itaú Corpbanca.

•	Itaú Unibanco and CorpGroup will sign a shareholder agreement.

•	Itaú CorpBanca will control the Colombian entities of CorpBanca and Itaú Unibanco.

•	CorpBanca will be the surviving legal entity.

•	On June 26 and 30, 2015, at extraordinary shareholders’ meetings, shareholders of CorpBanca and Banco Itaú approved the proposed merger and agreed to modify the aforementioned provisions as follows:

•	An additional dividend for the current shareholders of CorpBanca.

•	A reduced dividend for Banco Itaú.

•	A new dividend policy for the 2015 fiscal year.

•	An extended deadline for the purchase of Corp Group’s interest in CorpBanca Colombia.

•	The proposed merger will take effect no earlier than January 1, 2016, and no later than May 2, 2016.

•	On April 1, 2016, the merger by incorporation of Banco Itaú Chile and CorpBanca took place. The merged bank’s new legal name is “Itaú Corpbanca”, which is the legal successor of Banco Itaú Chile, which is dissolved, all effective April 1, 2016.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

•	For the purposes of completing the merger, Itaú Corpbanca issued 172,048,565,857 new shares, which correspond to 33.58% of its share capital. These shares were distributed on April 1, 2016, to shareholders of Banco Itaú Chile in exchange for their shares of that company.

•	The shareholders of the merged bank will receive 80,240.28252 shares of the merged bank (Itaú Corpbanca) in exchange for each share of the absorbed bank held, according to the Shareholder Registry, as of midnight on March 31, 2016.

•	Therefore, Itaú Unibanco Holding S.A. took control of Itaú Corpbanca on April 1, 2016.

ii.	Reasons for the Transaction

•	To strengthen Chile’s fourth largest private bank by total loans, which has a true potential to become the third largest.

•	Complementary segments, products and business lines.

•	Sound capital bases and an improved funding profile.

•	Potential for generating important synergies.

•	Solid brand for attaining a stronger position in the Colombian market.

iii.	Terms of the Transaction

•	CorpBanca will issue new shares in exchange for all assets and liabilities of Banco Itaú (Chile). These new shares will be handed over to Itaú Unibanco. As a result, a capital increase was approved for CorpBanca that calls for the issuance of 172,048,565,857 shares to be given in exchange to shareholders of Banco Itaú (Chile) in the merger.

•	Before this, Itaú Unibanco will inject MUS$652 in capital into Banco Itaú.

•	Regarding the above points, the exchange ratio for the net assets of Banco Itaú (Chile) will result in the following post-merger ownership structure:

•	Itaú Unibanco: 33.58% (majority shareholder).

•	CorpGroup: 33.13%

•	Minority shareholders: 33.29%

•	Itaú Corpbanca will offer to purchase the 33.72% interest held by the minority shareholders of CorpBanca Colombia.

•	CorpGroup is contractually bound to sell its 12.36% interest in CorpBanca Colombia to Itaú CorpBanca.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

•	Itaú Corpbanca will directly or indirectly own:

•	Between 66.28% and 100% of CorpBanca Colombia, depending on whether the minority shareholders in Colombia decide to sell their interest to Itaú Corpbanca.

•	100.00% of Itaú Colombia.

•	The merged bank will do business as Banco Itaú or Itaú.

iv.	Accounting Aspects

•	From an accounting perspective, the transaction described above is considered a reverse acquisition under IFRS 3 Business Combination.

•	In accordance with IFRS 3, a reverse acquisition occurs when the entity that issues securities (the legal acquirer; in our case CorpBanca) is identified as the acquiree for accounting purposes and the legal acquiree must be the acquirer for accounting purposes (in our case Banco Itaú), illustrated as follows:

	Acquirer		Acquiree		Observations
	Legal	Accounting	Legal	Accounting
CorpBanca	“X”	—	—	“X”	Issues Shares
Banco Itaú (Chile)	—	“X”	“X”	—	Takes Control

•	At the acquisition date, the acquirer shall recognize, separately from goodwill, the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree.

•	CorpBanca merged with Banco Itaú (Chile) in a reverse acquisition, which means that the shareholders of the latter entity will take control of “Itaú Corpbanca”, and CorpBanca will be the legal successor. Therefore, the assets and liabilities of Banco Itaú (Chile) are incorporated at their carrying amount (book value) while the assets and liabilities of CorpBanca are recorded at market or accounting value, as appropriate based on applicable accounting standards.

•	The book value of Itaú Chile as of March 31, 2016, is as follows:

03.31.2016
Itaú Chile	MCh$
Assets	8,837,345

Liabilities	7,647,875
Equity	1,189,470

Total Liabilities +	8,837,345
Equity

Profit for the Period	6,138

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

Therefore, Itaú Corpbanca (entity merged on April 1, 2016) has measured the assets and liabilities of CorpBanca at fair value as of March 31, 2016, using the acquisition method described in international standards. These values can be modified within the measurement period (1 year), if appropriate. For example, the following table details the book values of CorpBanca as of March 31, 2016, used for the fair value measurement that will be performed in this business combination:

03.31.2016
CorpBanca	MCh$
Assets	21,064,559

Liabilities	19,608,611
Equity	1,455,948

Total Liabilities +	21,064,559
Equity

Loss for the Period	(20,067)

For the purpose of measuring the book values of CorpBanca at fair value, the following has been considered:

a. This business combination will be accounted for using the acquisition method as of the purchase date, which is the date on which control is transferred to Grupo Itaú Unibanco. Control is obtained when an investor has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. Potential voting rights that are currently enforceable or convertible were considered when evaluating control. Itaú Unibanco has the following substantive rights:

•	Voting rights in proportion to its interest in the companies.

•	The right to name or remove key members of management of the investees that have the ability to direct relevant activities.

•	The right to assign or unassign investees so that they direct relevant activities.

•	The right to direct the activities of subordinates for the benefit of the bank.

b. Itaú has decided to measure the non-controlling interest in the acquiree at fair value.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

c. Goodwill will be valued as of the acquisition date, taking into account the following factors:

•	Fair value of the consideration transferred;

•	The recoverable amount of any non-controlling interest in the acquiree, plus

•	If the business combination is performed in stages (not the case for these purposes), the fair value of the existing interests in the equity of the acquiree.

•	Less the net amount recognized (generally the fair value) of the identifiable assets acquired and the identifiable liabilities assumed.

d. Regarding the preceding point, when the excess is negative, a gain on sale with advantageous conditions is recognized immediately in profit or loss (such was not the case with this business combination).

e. The goodwill that will be recognized as of the acquisition date is attributed to expected synergies and other benefits arising from the combination of the entities’ assets and activities. This concept was not expected to be tax deductible. The amount of goodwill determined can be modified only during the measurement period established in international standards (i.e. one year from the acquisition date).

f. Loans and trade receivables will be recognized at fair value as of March 31, 2016.

g. Deferred tax assets and/or liabilities that arise from the assets acquired and liabilities assumed will be recorded in accordance with IAS 12. The potential tax effects of temporary differences and tax compensations of the acquirees that existed as of the acquisition date will also be recorded.

h. The total consideration transferred for the transaction involved issuing 172,048,565,857 shares that were given to shareholders of Itaú, equivalent to 33.58% of the total shares of the merged bank.

i. The acquisition-related transaction costs, mainly for external legal fees and due diligence costs, will be charged to administrative expenses and included within cash flows from operating activities.

j International standards establish that both the goodwill arising from the acquisition of a foreign business as well as the fair value adjustments made to the carrying amount of the assets and liabilities must be treated as assets and liabilities of the same entity as a result of the acquisition of this business. In other words, they will be expressed in the same functional currency of the company and will be converted at the closing exchange rate in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates.

•	IFRS 3 requires the acquirer to be identified using the concept of control, as established in IFRS 10 Consolidated Financial Statements. The following must be evaluated:

•	Power over the investee (to direct relevant activities).

•	Exposure, or rights, to variable returns from its involvement with the investee.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

•	The ability to use its power over the investee to affect the amount of the investor’s returns.

In addition, since this transaction is a reverse acquisition, CorpBanca must maintain control of tax values, in conformity with Article No. 64 of the Tax Code and Ruling No. 45 issued by the Chilean Internal Revenue Service on July 16, 2001.

•	Accordingly, the following conclusions can be drawn:

•	Legally CorpBanca will purchase Banco Itaú (Chile) by issuing shares.

•	There is a Shareholder Agreement between Itaú and CorpGroup, which establishes that together they hold 66.7% of the merged company “Itaú Corpbanca”.

•	Joint control does not exist because CorpGroup only has protective rights.

•	Although CorpBanca is larger in size than Banco Itaú (Chile), CorpBanca issued capital on the basis of the Shareholder Agreement between Itaú and CorpGroup, and, therefore, Itaú (as a group) will control Itaú Corpbanca mainly through voting rights.

•	Itaú appointed a simple majority of the directors of Itaú Corpbanca as well as the Chief Executive Officer.

•	Appointment of an absolute majority of members on each Board committee, which direct the respective relevant activities of Itaú Corpbanca.

•	The preceding points are consistent with the commercial purpose of this transaction, which, from CorpBanca’s perspective, is to partner with a leading regional institution and, from Itaú’s perspective, is to expand and strengthen its banking business in Chile and Colombia.

•	The previous shareholders of CorpBanca as a group (CorpGroup and minority shareholders) lost control over the previously controlled entity.

•	Although Itaú does not have an absolute majority of the voting rights, it will control Itaú Corpbanca through the Shareholder Agreement, since this agreement grants Itaú the power to make decisions regarding relevant activities.

The matters described above do not involve any adjustments to the financial statements as of March 31, 2016.

CORPBANCA CORREDORES DE SEGUROS S.A.

At a board meeting held on April 12, 2016, the Board accepted the resignation of Interim Chief Executive Officer María Dolores Minoletti Sazo, effective April 15, 2016.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2016 and 2015 and December 31, 2015

At the same meeting, the Board agreed to appoint Steffhanie Elizabeth Pía Silva Agüero to the position of Interim Chief Executive Officer, effective April 18, 2016.

Between April 1, 2016, and April 29, 2016, the date of issuance of these financial statements, there have been no other subsequent events that could affect the presentation and/or results of the financial statements.

Juan Vargas Matta	Cristián Canales Palacios
Chief Accountant	Chief Executive Officer (Interim)